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Home HB Bancorp, Inc.

Annual Report
- 2025 -

ANNUAL REPORT 2025

Strength You Can Depend On

Like the steadfast cypress tree, our bank stands tall and unwavering through changing seasons. The cypress is known for its deep roots and remarkable longevity, thriving for centuries while withstanding storms and shifting tides. In the same way, our bank's strength is grounded in a solid foundation of trust, resilience, and stability.

Just as the cypress offers shelter and enduring presence, we provide our customers with lasting security and dependable support, year after year. Our strong commitment to those we serve—paired with the confidence they place in us as their trusted financial partner—continues to shape our growth and reinforces the strength that defines us.



★ Headquarters	
Louisiana	34
Mississippi	3
Texas	6
Total	**43**



Home HB Bancorp, Inc.

April 2, 2026

To our Valued Shareholders,

Home Bank, led by the Board of Directors and Executive Management, have consistently structured the bank to perform in numerous interest rate cycles as well as during periods of uncertainty throughout the country and the world. Last year was not different from 2024 in that there was much concern about the economy, interest rates, world order, and tariffs. The most important aspect from Home Bank's perspective is the ability of our customers to work through those difficulties and thrive in the changing environment that exists. It is very noteworthy to recognize the strength of our customer base, which has allowed them to excel through various economic cycles.

As we close the books on 2025, it is essential to recognize the accomplishments created by our team throughout the year. The Federal Reserve started lowering rates in the fourth quarter of 2024, which sparked increased loan growth in the first half of the year. Through six months of the year, the bank was on target to meet or exceed the annual loan growth goal of $135 million. As the year progressed, the bank sustained numerous payoffs from customers selling their business. While we always wish our customers the best in their desire to grow their wealth, our balance sheet and the entire loan growth accumulated throughout the first half of the year disappeared. While the Commercial teams generated enough new business to meet or exceed the projected loan growth amount, their efforts fell short due to the significant payoffs and paydowns.

Conversely, our commercial and retail teams did an incredible job soliciting new customers and enhancing the deposit balances of existing customers to increase core deposit balances by an astounding $120 million and increased Certificates of Deposit by an additional $72 million. This growth has reduced the Loan to Deposit ratio to approximately 92% which was within our target percentage goal to reach by 2027. This consistent core deposit growth should continue as the bank opens its new northwest Houston branch in the first quarter of 2026.

As bank stock prices have recovered toward the end of 2025, this positioned the bank for potential merger and acquisition ("M & A") in the future. While there were several potential targets evaluated during 2025, we did not feel any of those opportunities were the right fit for Home Bank. With a strong balance sheet and capital position, Home Bank is poised to continue organic growth while we look for the best potential acquisition partner as the M & A landscape heats up. Home Bank will continue to invest in people and technology as we strive to provide the exceptional customer service we are known for in all our markets.

Thank you to all of our Investors in Home Bancorp and for the confidence you place in our team.

Sincerely,

John W. Bordelon

Chairman, President & CEO

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended: December 31, 2025

or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File Number: 001-34190

HOME BANCORP, INC.

(Exact name of Registrant as specified in its charter)

Louisiana	**71-1051785**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
503 Kaliste Saloom Road, Lafayette, Louisiana	**70508**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (337) 237-1960

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, $0.01 par value per share	**HBCP**	**The Nasdaq Stock Market, LLC**

Securities registered pursuant to Section 12(g) of the Act: none

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the 7,246,791 shares of the Registrant's common stock held by non-affiliates, based upon the closing price of $51.78 for the common stock on June 30, 2025, as reported by the Nasdaq Stock Market, was approximately $375.2 million. Shares of common stock held by the registrant's executive officers, directors and certain benefit plans have been excluded since such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

Number of shares of common stock outstanding as of March 4, 2026: 7,836,346.

DOCUMENTS INCORPORATED BY REFERENCE

Set forth below are the documents incorporated by reference and the part of the Form 10-K into which the document is incorporated:

Portions of the definitive Proxy Statement for the 2026 Annual Meeting of Shareholders are incorporated by reference into Part III, Items 10-14 of this Form 10-K.

HOME BANCORP, INC.
2025 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

GLOSSARY OF DEFINED TERMS

Below is a listing of certain acronyms, abbreviations and defined terms, among others, used throughout this Annual Report on Form 10-K. As used in this report, unless the context otherwise requires, the terms "we," "our," "us" or the "Company" refer to Home Bancorp, Inc., a Louisiana corporation, and the term "Bank" refers to Home Bank, National Association, a national bank and wholly-owned subsidiary of the Company (for periods prior to March 2, 2015, the term "Bank" refers to the predecessor federal savings bank, Home Bank). In addition, unless the context otherwise requires, references to the operations of the Company include the operations of the Bank.

ACL	–	Allowance for credit losses	**ESOP**	–	Employee Stock Ownership Plan
ACT	–	Economic Growth, Regulatory Relief and Consumer Protection Act	**FDIC**	–	Federal Deposit Insurance Corporation
ALL	–	Allowance for loan losses	**FASB**	–	Financial Accounting Standards Board
AOCI	–	Accumulated other comprehensive income	**FHLB**	–	Federal Home Loan Bank
ASC	–	Accounting Standards Codification	**FTC**	–	Federal Tax Credit(s)
ASU	–	Accounting Standards Update	**FRB or Federal Reserve**	–	Board of Governors of the Federal Reserve System
Bank	–	Home Bank, N.A., a wholly-owned subsidiary of the Company	**GAAP**	–	Generally Accepted Accounting Principles in the United States of America
BTFP	–	Bank Term Funding Program	**HTC**	–	Historic Tax Credit(s)
BOLI	–	Bank-owned life insurance	**NMTC**	–	New Markets Tax Credit(s)
bps	–	basis points, 100 basis points being equal to 1.0%	**NOO**	–	Non-owner-occupied
C&D	–	Construction and land	**OCC**	–	Office of the Comptroller of the Currency
C&I	–	Commercial and industrial	**OCI**	–	Other comprehensive income
CAA	–	Consolidated Appropriations Act	**OO**	–	Owner-occupied
CARES Act	–	Coronavirus Aid, Relief, and Economic Security Act	**ORE**	–	Other real estate
CBLR	–	Community bank leverage ratio	**PCD**	–	Purchased credit deteriorated
CDI	–	Core deposit intangible	**PCI**	–	Purchased credit impaired
CECL	–	Current expected credit losses	**PPP**	–	Paycheck Protection Program
CFPB	–	Consumer Financial Protection Bureau	**RRP**	–	Recognition and Retention Plan
Company	–	Home Bancorp, Inc., a Louisiana corporation and the holding company for Home Bank, N.A.	**SBA**	–	Small Business Association
COVID-19	–	The novel coronavirus	**SBIC**	–	Small Business Investment Company
CRA	–	Community Reinvestment Act	**SEC**	–	U.S. Securities and Exchange Commission
CRE	–	Commercial real estate	**SMB**	–	St. Martin Bancshares, an entity the Company acquired on December 6, 2017
Dodd-Frank Act	–	Dodd-Frank Wall Street Reform and Consumer Protection Act	**TDR**	–	Troubled debt restructuring
DTA	–	Deferred tax asset	**TE**	–	Taxable equivalent
EPS	–	Earnings per common share	**U.S.**	–	United States

Forward-Looking Statements

This Annual Report on Form 10-K contains certain forward looking statements (as defined in the Securities Exchange Act of 1934 and the regulations thereunder). Forward looking statements are not historical facts but instead represent only the beliefs, expectations or opinions of Home Bancorp, Inc. and its management regarding future events, many of which, by their nature, are inherently uncertain. Forward looking statements may be identified by the use of such words as: "believe," "expect," "anticipate," "intend," "plan," "estimate" or words of similar meaning or future or conditional terms such as "will," "would," "should," "could," "may," "likely," "probably" or "possibly." Forward looking statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks, uncertainties and assumptions, many of which are difficult to predict and generally are beyond the control of Home Bancorp, Inc. and its management, that could cause actual results to differ materially from those expressed in, or implied or projected by, forward looking statements. The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward looking statements: (1) economic and competitive conditions which could affect the volume of loan originations, deposit flows or real estate values; (2) the levels of noninterest income and expense and the amount of loan losses; (3) competitive pressure among depository institutions increasing significantly; (4) changes in the interest rate environment causing reduced interest margins; (5) general economic conditions, either nationally or in the markets in which Home Bancorp, Inc. is or will be doing business, being less favorable than expected; (6) political and social unrest, including acts of war or terrorism; (7) failure to fully realize all the benefits we anticipate in connection with any future acquisitions of other institutions or our assumptions made in connection therewith being inaccurate; (8) cyber incidents or other failures, disruptions or security beaches; or (9) legislation or changes in regulatory requirements adversely affecting the business of Home Bancorp, Inc. Home Bancorp, Inc. undertakes no obligation to update these forward looking statements to reflect events or circumstances that occur after the date on which such statements were made.

The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

PART I

<u>Item 1.</u>   <u>Business.</u>

General. Home Bancorp, Inc. (the "Company") is a Louisiana corporation and the holding company for Home Bank, N.A. (the "Bank"). The Bank, which is headquartered in Lafayette, Louisiana and is a wholly-owned subsidiary of the Company, currently conducts business through 43 banking offices in the Acadiana, Baton Rouge, Greater New Orleans and Northshore (of Lake Pontchartrain) regions of south Louisiana, the Natchez region of west Mississippi and the Houston region of Texas.

The Company is subject to regulation as a bank holding company by the Board of Governors of the Federal Reserve System (the "FRB" or the "Federal Reserve"). The Bank established HB Investment Fund I, LLC and HB Investment Fund II, LLC, wholly-owned subsidiaries of the Bank to invest in New Markets Tax Credits ("NMTC") and Federal Tax Credits ("FTC") in our market areas. HB Investment Fund I, LLC was dissolved in October 2025 due to the conclusion of the NMTC compliance period for this subsidiary.

The Bank is primarily engaged in attracting deposits from the general public and using those funds to invest in loans and securities. Our principal sources of funds are customer deposits, repayments of loans, repayments of investments and funds borrowed from outside sources such as the Federal Home Loan Bank ("FHLB") of Dallas.

These funds are primarily used for the origination of loans, including one-to four-family first mortgage loans, home equity loans and lines, commercial real estate loans, construction and land loans, multi-family residential loans, commercial and industrial loans and consumer loans. The Bank derives its income principally from interest earned on loans and investment securities and, to a lesser extent, from fees received in connection with the origination of loans, service charges on deposit accounts and for other services. The Bank's primary expenses are interest expense and general operating expenses, the most significant of which is compensation and benefits. Management considers all of our operations to be aggregated in one reportable operating segment. For additional information regarding segment reporting, see Note 2. Summary of Significant Accounting Policies to the Consolidated Financial Statements in Item 8.

Although we continue to be an active originator of residential home mortgage loans and other consumer loans in our market areas, our efforts are focused on originating commercial real estate loans and commercial and industrial loans. Commercial real estate loans and commercial and industrial loans are deemed attractive due to their generally higher yields and shorter anticipated lives compared to one- to four-family residential mortgage loans. In addition, the Bank views commercial real estate and commercial and industrial loans as attractive lending products because the Bank's commercial borrowers typically maintain deposit accounts at the Bank, increasing the Bank's core deposits.

The Company's headquarters is located at 503 Kaliste Saloom Road, Lafayette, Louisiana, and our telephone number is (337) 237-1960. We maintain a website at www.home24bank.com, and we provide our customers with online banking services. Filings of the Company made with the U.S. Securities and Exchange Commission ("SEC") are available, without charge, on our website. They are also available to the public at the SEC's website at https://www.sec.gov. Information on our website should not be considered a part of this Annual Report on Form 10-K.

Human Capital Resources

At December 31, 2025, we had 486 full-time employees and eight part-time employees. None of our employees are represented by a collective bargaining group, and we believe that the Company's relationship with its employees is good. We believe our ability to attract and retain employees is a key to the Bank's success.

Our human capital objectives include attracting, developing and retaining the best available talent from a diverse pool of candidates for the Bank. To do so, we strive to maintain competitive pay and benefits, regularly updating our compensation structure and periodically reviewing our compensation and benefits programs. Additionally, the Bank identifies opportunities and paths for the development of our staff, and we seek to, whenever possible, fill positions by promotion within. The Company recognizes that the skills and knowledge of its employees are critical to the success of the organization, and promotes training and continuing education as an ongoing function for employees.

We recognize the importance of our employee's financial health and well-being, and offer benefits such as a 401(k) retirement savings plan and make both matching and profit-sharing contributions to that plan, which also includes the Company's stock as an investment option. Benefit programs available to eligible employees include, in addition to the 401(k) retirement savings plan, an Employee Stock Ownership Plan ("ESOP"), health and life insurance, employee paid holidays and other benefits.

We value and promote diversity and inclusion in every aspect of our business and at every level within the Company. We recruit, hire, and promote employees based on their individual ability and experience and in accordance with Affirmative Action and Equal Employment Opportunity laws and regulations. Our policy is that we do not discriminate on the basis of race, color, religion, sex, gender, sexual orientation, ancestry, pregnancy, medical condition, age, marital status, national origin, citizenship status, disability veteran status, gender identity, genetic information, or any other status protected by law.

Market Area and Competition

The Bank has four primary market areas across south Louisiana: Acadiana, Baton Rouge, Greater New Orleans, and the Northshore (of Lake Pontchartrain), currently, one primary market area in each of Natchez, Mississippi and the Houston, Texas area. Since completing its initial public offering of stock in October 2008, the Company has acquired six financial institutions. On March 26, 2022, the Company completed the acquisition of Friendswood Capital Corporation ("Friendswood"), the former holding company of Texan Bank, N.A. ("Texan Bank") of Houston, Texas, expanding the Company's market area to Houston. The Bank currently operates 18 banking offices in Acadiana, four banking offices in Baton Rouge, six banking offices in the Greater New Orleans area, six banking offices in the Northshore region, three banking offices in Natchez, and six banking offices in the Houston area. For additional information on our acquisition activity, see Part II, Item 7 in this Annual Report on Form 10-K, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Acquisition Activity."

We face significant competition in originating loans and attracting deposits. This competition stems primarily from other banks, credit unions and mortgage-banking companies. Many of the financial service providers operating in our market areas are significantly larger and have greater financial resources. We face additional competition for deposits from short-term money market funds and other corporate and government securities funds, mutual funds and from other non-depository financial institutions such as brokerage firms and insurance companies. More recently, innovations in loan and deposit products brought about by financial technology companies have added to the level of competition for originating loans and attracting deposits.

Supervision and Regulation

Set forth below is a brief description of certain laws relating to the regulation of Home Bancorp, Inc. and Home Bank, N.A. This description does not purport to be complete and is qualified in its entirety by reference to applicable laws and regulations.

General. Home Bank, N.A. is subject to federal regulation and oversight by the Office of the Comptroller of the Currency ("OCC"). The Bank is also subject to regulation and examination by the FDIC, which insures the deposits of the Bank to the maximum extent permitted by law, and requirements established by the Federal Reserve. The Company has experienced heightened regulatory requirements and scrutiny following the global financial crisis and the enactment in 2010 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). Resulting reforms have caused the Company's compliance and risk management processes, and the costs thereof, to increase. However, in October 2025, the OCC announced several regulatory changes aimed at reducing burden and tailoring oversight for community banks. Effective January 1, 2026, the OCC will eliminate certain mandatory, non-statutory examination requirements, allowing examiners to adjust exam scope and frequency based on each bank's size, complexity, and risk profile. The agency also introduced initiatives to simplify model risk-management expectations for smaller institutions and expand eligibility for streamlined licensing procedures for well-managed community banks. Together, these measures are designed to make supervision more risk-focused and less prescriptive, while maintaining safety and soundness standards.

Federal law provides the federal banking regulators with substantial enforcement powers. The OCC's enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OCC. The FRB has comparable enforcement authority over the Company. In addition, the FDIC, as the insurer of the Bank's deposits, can initiate enforcement proceedings, remove Bank officials and suspend or terminate deposit insurance. Any change in such regulations could have a material adverse impact on the Company and the Bank.

In May 2018, the Economic Growth, Regulatory Relief and Consumer Protection Act (the "Act") was enacted to modify or remove certain financial reform rules and regulations, including some of those implemented under the Dodd-Frank Act. While the Act maintains most of the regulatory structure established by the Dodd-Frank Act, it amends certain aspects of the regulatory framework for small depository institutions with assets of less than $10 billion and for large banks with assets of more than $50 billion. Many of these changes could result in meaningful regulatory relief for community banks, such as the Bank.

The Act, among other matters, expands the definition of qualified mortgages which may be held by a financial institution and simplifies the regulatory capital rules for financial institutions and their holding companies with total consolidated assets of less than $10 billion by instructing the federal banking regulators to establish a single "Community Bank Leverage Ratio" of between 8 and 10 percent to replace the leverage and risk-based regulatory capital ratios.

Regulation of Home Bancorp, Inc.

General. The Company is a bank holding company, subject to regulation, supervision and examination by the Federal Reserve. The Federal Reserve has enforcement authority with respect to the Company similar to that of the OCC over the Bank. Applicable federal law and regulations limit the activities of the Company and require the approval of the Federal Reserve for any acquisition of a subsidiary, including another financial institution or holding company thereof, or a merger or acquisition of the Company. The Company must serve as a source of financial and managerial strength for the Bank, maintaining the ability to provide financial assistance if the Bank suffers financial distress. These and other Federal Reserve policies may restrict the Company's ability to pay dividends. In addition, dividends from the Company may depend, in part, upon its receipt of dividends from the Bank. If the Company does not have the required capital conservation buffer or otherwise meet its capital requirements, its ability to pay dividends to its stockholders will be limited.

A bank holding company is required to give the Federal Reserve prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemption during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice or would violate any law, regulation, Federal Reserve order, or any condition imposed by, or written agreement with the Federal Reserve. This notification requirement does not apply to any company that meets the well-capitalized standard for bank holding companies, is well-managed and is not subject to any unresolved supervisory issues.

Permissible Activities. The business activities of the Company are generally limited to those activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act and certain additional activities authorized by the Federal Reserve regulations. The Bank Holding Company Act generally prohibits a bank holding company from acquiring direct or indirect ownership or control of more than 5% of the voting shares of any company which is not a bank or bank holding company. A bank holding company must obtain Federal Reserve Board approval before acquiring directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of such shares (unless it already owns or controls the majority of such shares).

Capital Requirements. The Federal Reserve has established minimum regulatory capital requirements generally applicable to bank holding companies. For a description of the Company's capital requirements, see "Part II, Item 8. Financial Statements and Supplementary Data - Notes to Consolidated Financial Statements - Note 17. Regulatory Matters."

Federal Securities Laws. We have registered our common stock with the Securities and Exchange Commission under Section 12(b) of the Securities Exchange Act of 1934. Accordingly, the Company is subject to the proxy and tender offer rules, insider trading reporting requirements and restrictions and certain other requirements under the Securities Exchange Act of 1934.

The Sarbanes-Oxley Act. As a public company, the Company is subject to the Sarbanes-Oxley Act of 2002 which addresses, among other issues, corporate governance, auditing and accounting, executive compensation and enhanced and timely disclosure of corporate information. As directed by the Sarbanes-Oxley Act, our principal executive officer and principal financial officer are required to certify that our quarterly and annual reports do not contain any untrue statement of a material fact. The rules adopted by the SEC under the Sarbanes-Oxley Act have several requirements, including having these officers certify that: they are responsible for establishing, maintaining and regularly evaluating the effectiveness of our internal control over financial reporting; they have made certain disclosures to our independent auditors and the Audit Committee of the Board of Directors about our internal control over financial reporting; and they have included information in our quarterly and annual reports about their evaluation and whether there have been changes in our internal control over financial reporting or in other factors that could materially affect internal control over financial reporting.

Volcker Rule Regulations. Regulations have been adopted by the federal banking agencies to implement the provisions of the Dodd-Frank Act commonly referred to as the Volcker Rule. The regulations contain prohibitions and restrictions on the ability of financial institution holding companies and their affiliates to engage in proprietary trading and to hold certain interests in, or to have certain relationships with, various types of investment funds, including hedge funds and private equity funds. Recently promulgated federal regulations exclude from the Volker Rule restrictions on community banks with $10.0 billion or less in total consolidated assets and total trading assets and liabilities of 5.0% or less of total consolidated assets. The Company qualifies for this exclusion from the Volker Rule restrictions.

Regulation of Home Bank, N.A.

General. The Bank is subject to regulation and oversight by the OCC extending to all aspects of its operations. As part of this authority, the Bank is required to file periodic reports with the OCC and is subject to periodic examinations by the OCC and the FDIC. The investment and lending authorities of national banks are prescribed by federal laws and regulations, and such institutions are prohibited from engaging in any activities not permitted by such laws and regulations. Such regulation and supervision is primarily intended for the protection of depositors and the Deposit Insurance Fund.

The OCC's enforcement authority over national banks includes, among other things, the ability to assess civil money penalties, to issue cease and desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OCC.

Insurance of Accounts. The deposits of the Bank are insured to the maximum extent permitted by the Deposit Insurance Fund and are backed by the full faith and credit of the U.S. government. The Dodd-Frank Act permanently increased deposit insurance on most separately insured deposit relationship category to $250,000. As insurer, the FDIC is authorized to conduct examinations of, and to require reporting by, insured institutions. It also may prohibit any insured institution from engaging in any activity determined by regulation or order to pose a serious threat to the FDIC. The FDIC also has the authority to initiate enforcement actions against insured institutions.

The FDIC assesses deposit insurance premiums on the assessment base of a depository institution, which is the average total assets reduced by the amount of its average tangible equity. Under the current rules, when the reserve ratio for the Deposit Insurance Fund for the prior assessment period reaches, or is greater than 2.0% and less than 2.5%, assessment rates will range from two basis points to 28 basis points and when the reserve ratio for the prior assessment period is greater than 2.5%, assessment rates will range from one basis-point to 25 basis points. No institution may pay a dividend if it is in default on its federal deposit insurance assessment. As of December 31, 2025, assessment rates ranged from 2.5 basis points to 32 basis points for all institutions, subject to adjustments for unsecured debt issued by the institution, unsecured debt issued by other FDIC-insured institutions, and brokered deposits held by the institution.

The FDIC adopted a final rule in October 2022, to increase initial base deposit insurance assessment rates by two basis points beginning in the first quarterly assessment period of 2023. The FDIC has the authority to increase insurance assessments in the future. A significant increase in insurance premiums would have an adverse effect on the operating expenses and results of operations of the Bank.

The FDIC may terminate the deposit insurance of any insured depository institution if it determines after a hearing that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, order or any condition imposed by an agreement with the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management is aware of no existing circumstances which would result in termination of the Bank's deposit insurance.

Regulatory Capital Requirements. Current OCC capital standards require institutions such as the Bank to satisfy a common equity Tier 1 capital requirement, a leverage capital requirement and a risk-based capital requirement. The common equity Tier 1 capital component generally consists of retained earnings and common stock instruments and must equal at least 4.5% of risk-weighted assets. Leverage capital, also known as "core" capital, must equal at least 4.0% of adjusted total assets. Core capital generally consists of common stockholders' equity (including retained earnings). Under the risk-based capital requirement, "total" capital (a combination of core and "supplementary" capital) must equal at least 8.0% of "risk-weighted" assets. In addition, in order to make capital distributions and pay discretionary bonuses to executive officers without restriction, an institution must also maintain a capital conservation buffer consisting of additional Tier 1 Common Equity Capital greater than 2.5% of risk weighted assets above the required minimum risk-based capital levels. The OCC also is authorized to impose capital requirements in excess of these standards on individual institutions on a case-by-case basis.

In determining compliance with the risk-based capital requirement, a national bank is allowed to include both core capital and supplementary capital in its total capital, provided that the amount of supplementary capital included does not exceed the national bank's core capital. Supplementary capital generally consists of general allowances for loan losses up to a maximum of 1.25% of risk-weighted assets, together with certain other items. In determining the required amount of risk-based capital, total assets, including certain off-balance sheet items, are multiplied by a risk weight based on the risks inherent in the type of assets. The Bank does not have any assets assigned to a risk category over 400%.

National banks must value securities available for sale at amortized cost for regulatory capital purposes. This means that in computing regulatory capital, national banks should add back any unrealized losses and deduct any unrealized gains, net of income taxes, on debt securities reported as a separate component of capital, as defined by generally accepted accounting principles.

At December 31, 2025, the Bank exceeded all of its regulatory capital requirements, with Tier 1, Tier 1 common equity, Tier 1 common equity (to risk-weighted assets) and total risk-based capital ratios of 11.84%, 14.09%, 14.09% and 15.29%, respectively.

Any national bank that fails any of the capital requirements is subject to possible enforcement action by the OCC or the FDIC. Such action could include a capital directive, a cease and desist order, civil money penalties, the establishment of restrictions on the institution's operations, termination of federal deposit insurance and the appointment of a conservator or receiver. The OCC's capital regulations provide that such actions, through enforcement proceedings or otherwise, could require one or more of a variety of corrective actions.

Prompt Corrective Action. The following table shows the amount of capital associated with the different capital categories set forth in the prompt corrective action regulations.

Capital Category	Total Risk-Based Capital	Tier 1 Risk-Based Capital	Tier 1 Common Equity Capital	Tier 1 Leverage Capital
Well capitalized	10% or more	8% or more	6.5% or more	5% or more
Adequately capitalized	8% or more	6% or more	4.5% or more	4% or more
Undercapitalized	Less than 8%	Less than 6%	Less than 4.5%	Less than 4%
Significantly undercapitalized	Less than 6%	Less than 4%	Less than 3%	Less than 3%

In addition, an institution is "critically undercapitalized" if it has a ratio of tangible equity to total assets that is equal to or less than 2.0%. Under specified circumstances, a federal banking agency may reclassify a well-capitalized institution as adequately capitalized and may require an adequately capitalized institution or an undercapitalized institution to comply with supervisory actions as if it were in the next lower category (except that the OCC may not reclassify a significantly undercapitalized institution as critically undercapitalized).

An institution generally must file a written capital restoration plan which meets specified requirements within 45 days of the date that the institution receives notice or is deemed to have notice that it is undercapitalized, significantly undercapitalized or critically undercapitalized. A federal banking agency must provide the institution with written notice of approval or disapproval within 60 days after receiving a capital restoration plan, subject to extensions by the agency. An institution which is required to submit a capital restoration plan must concurrently submit a performance guaranty by each company that controls the institution. In addition, undercapitalized institutions are subject to various regulatory restrictions, and the appropriate federal banking agency also may take any number of discretionary supervisory actions.

As of December 31, 2025, the Bank was deemed a well-capitalized institution for purposes of the above regulations and as such is not subject to the above mentioned restrictions.

Community Reinvestment Act and Fair Lending Laws. All insured depository institutions have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income borrowers. The Office of the Comptroller of the Currency is required to assess the Bank's record of compliance with the Community Reinvestment Act ("CRA"). A bank's failure to comply with the provisions of the Community Reinvestment Act could, at a minimum, result in denial of certain corporate applications such as branches or mergers, or in restrictions on its activities. In addition, the Equal Credit Opportunity Act and the Fair Housing Act prohibit lenders from discriminating in their lending practices. The failure to comply with the Equal Credit Opportunity Act and the Fair Housing Act could result in enforcement actions by the Office of the Comptroller of the Currency, as well as other federal regulatory agencies and the Department of Justice.

On October 24, 2023, the federal banking agencies, including the OCC issued a final rule designed to strengthen and modernize regulations implementing the CRA. The changes are designed to encourage banks to expand access to credit, investment and banking services in low- and moderate-income communities, adapt to changes in the banking industry including mobile and internet banking, provide greater clarity and consistency in the application of the CRA regulations and tailor CRA evaluations and data collection to bank size and type. The final rule was published with an April 1, 2024, effective date and staggered compliance dates; however, implementation of the 2023 final rule was stayed by a preliminary injunction. In 2025, the federal banking agencies issued a Joint Notice of Proposed Rulemaking to rescind the 2023 final rule and reinstate the prior CRA regulations. As a result, the Bank will continue to be evaluated under the pre-2023 CRA regulatory framework.

The Community Reinvestment Act requires all institutions insured by the Federal Deposit Insurance Corporation to publicly disclose their rating. The Bank received an "Outstanding" Community Reinvestment Act rating in its most recent federal examination.

Limitations on Dividends. OCC regulations impose various restrictions on the ability of the Bank to pay dividends. The Bank generally may pay dividends during any calendar year in an amount up to 100% of net income for the year-to-date plus retained net income for the two preceding years, so long as it is well-capitalized after the distribution. If the Bank proposes to pay a dividend when it does not meet its capital requirements or that will exceed these limitations, it must obtain the OCC's prior approval. The OCC may object to a proposed dividend based on safety and soundness concerns. No insured depository institution may pay a dividend if, after paying the dividend, the institution would be undercapitalized. In addition, as noted above, if Home Bank does not have the required capital conservation buffer, its ability to pay dividends to the Company will be limited.

Limitations on Transactions with Affiliates. Transactions between a national bank and any affiliate are governed by Sections 23A and 23B of the Federal Reserve Act. An affiliate of a national bank includes any company or entity which controls the national bank or that is controlled by a company that controls the national bank. In a holding company context, the holding company of a national bank (such as the Company) and any companies which are controlled by such holding company are affiliates of the national bank. Generally, Section 23A limits the extent to which the national bank or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of such bank's capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. Section 23B applies to "covered transactions" as well as certain other transactions and requires that all transactions be on terms substantially the same, or at least as favorable, to the national bank as those provided to a non-affiliate. The term "covered transaction" includes the making of loans to, purchase of assets from and issuance of a guarantee to an affiliate and similar transactions. Section 23B transactions also include the provision of services and the sale of assets by a national bank to an affiliate.

In addition, Sections 22(g) and (h) of the Federal Reserve Act, place restrictions on loans to executive officers, directors and principal shareholders of a national bank and its affiliates. Under Section 22(h), loans to a director, an executive officer, a greater than 10% shareholder of a national bank and certain affiliated interests of either, may not exceed, together with all other outstanding loans to such person and affiliated interests, a national bank's loans to one borrower limit (generally equal to 15% of the bank's unimpaired capital and surplus). Section 22(h) also requires that loans to directors, executive officers and principal shareholders be made on terms substantially the same as offered in comparable transactions to other persons unless the loans are made pursuant to a benefit or compensation program that (i) is widely available to employees of the bank and (ii) does not give preference to any director, executive officer or principal shareholder or certain affiliated interests of either, over other employees of the national bank. Section 22(h) also requires prior board approval for certain loans. In addition, the aggregate amount of extensions of credit by a national bank to all insiders cannot exceed the bank's unimpaired capital and surplus. Furthermore, Section 22(g) places additional restrictions on loans to executive officers. The Bank currently is subject to Sections 22(g) and (h) of the Federal Reserve Act, and as of December 31, 2025 was in compliance with the above restrictions.

Consumer Financial Services. The historical structure of federal consumer protection regulation applicable to all providers of consumer financial products and services changed significantly with the establishment of the Consumer Financial Protection Bureau ("CFPB") as part of the Dodd-Frank Act reforms. On July 21, 2011, the CFPB commenced operations to supervise and enforce consumer protection laws. The CFPB has broad rulemaking authority for a wide range of consumer protection laws that apply to all providers of consumer products and services, including the Bank, as well as the authority to prohibit "unfair, deceptive or abusive" acts and practices. CFPB has examination and enforcement authority over providers with more than $10 billion in assets. FDIC-insured institutions with $10 billion or less in assets, like the Bank, continue to be examined by their applicable bank regulators. However, in early 2025, CFPB leadership significantly scaled back the agency's rulemaking, enforcement and supervisory activities, including pausing major enforcement actions, rescinding guidance, and narrowing priorities which has significantly reduced active oversight of financial institutions. Although statutory consumer protection requirements remain in force, the agency's diminished operations have created regulatory uncertainty with respect to the supervision and enforcement of the existing consumer financial protection laws.

Commercial Real Estate Lending Concentrations. The federal banking agencies have issued guidance on sound risk management practices for concentrations in commercial real estate lending. The particular focus is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be sensitive to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is not to limit a bank's commercial real estate lending but to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance directs the FDIC and other bank regulatory agencies to focus their supervisory resources on institutions that may have significant commercial real estate loan concentration risk. A bank that has experienced rapid growth in commercial real estate lending, has notable exposure to a specific type of commercial real estate loan, or is approaching or exceeding the following supervisory criteria may be identified for further supervisory analysis with respect to real estate concentration risk:

- Total reported loans for construction, land development and other land represent 100% or more of the bank's total regulatory capital; or

- Total commercial real estate loans (as defined in the guidance) represent 300% or more of the bank's total regulatory capital and the outstanding balance of the bank's commercial real estate loan portfolio has increased 50% or more during the prior 36 months.

The guidance provides that the strength of an institution's lending and risk management practices with respect to such concentrations will be taken into account in supervisory guidance on evaluation of capital adequacy.

Anti-money Laundering. All financial institutions, including national banks, are subject to federal laws that are designed to prevent the use of the U.S. financial system to fund terrorist activities. Financial institutions operating in the United States must develop anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such compliance programs are intended to supplement compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and the Office of Foreign Assets Control Regulations. The Bank has established policies and procedures to ensure compliance with these provisions.

Federal Home Loan Bank System. The Bank is a member of the FHLB of Dallas, which is one of 11 regional FHLBs that administer the home financing credit function of various financial institutions. The FHLBs provides financial institutions additional strength to serve their communities through financial services to support its mission of affordable housing and economic development. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures established by the board of directors of the FHLB. As of December 31, 2025, the Bank had $3.0 million of FHLB advances and $1.3 billion available on its line of credit with the FHLB.

As a member, the Bank is required to purchase and maintain stock in the FHLB of Dallas in an amount equal to at least 0.4% of its total assets in Class B-1 stock and activity-based investment of Class B-2 stock equal to 4.1% of its advances outstanding and 2.0% of acquired members advances currently on the Bank's balance sheet. As of December 31, 2025, the Bank had $2.6 million in FHLB stock, which was in compliance with this requirement.

Federal Reserve System. The FRB requires all depository institutions to maintain reserves against their transaction accounts and non-personal time deposits. Effective March 26, 2020, the Federal Reserve Board reduced reserve requirement ratios to zero percent. At December 31, 2025, the reserve requirement remained at zero percent.

Privacy and Cyber Security. Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing personal financial information with nonaffiliated third parties except for third parties that market the institutions' own products and services.

Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing through electronic mail to consumers. The Bank has established policies and procedures designed to safeguard its customers' personal financial information and to ensure compliance with applicable privacy laws.

The federal banking agencies recently adopted rules providing for new notification requirements for banking organizations and their service providers for significant cybersecurity incidents. Specifically, the new rules require a banking organization to notify its primary federal regulator as soon as possible, and no later than 36 hours after, the banking organization determines that a "computer-security incident" rising to the level of a "notification incident" has occurred. Notification is required for incidents that have materially affected or are reasonably likely to materially affect the viability of a banking organization's operations, its ability to deliver banking products and services, or the stability of the financial sector. Service providers are required under the rule to notify affected banking organization customers as soon as possible when the provider determines that it has experienced a computer-security incident that has materially affected or is reasonably likely to materially affect the banking organization's customers for four or more hours.

The Securities and Exchange Commission adopted rules requiring registrants to disclose material cybersecurity incidents they experience and to disclose on an annual basis material information regarding their cybersecurity risk management, strategy, and governance. The rules require registrants to disclose on the new Item 1.05 of Form 8-K any cybersecurity incident they determine to be material and to describe the material aspects of the incident's nature, scope, and timing, as well as its material impact or reasonably likely material impact on the registrant. An Item 1.05 Form 8-K will generally be due four business days after a registrant determines that a cybersecurity incident is material. See Item 1C. Cybersecurity for annual disclosures.

Item 1A.   Risk Factors.

In analyzing whether to make or to continue an investment in our securities, investors should consider, among other factors, the following risk factors.

Risks Related to Our Lending Activities

There are increased risks involved with commercial real estate, including multi-family residential, commercial and industrial and construction and land lending activities.

Our lending activities include loans secured by commercial real estate and commercial and industrial loans. Our multi-family residential loans, commercial real estate loans and commercial and industrial loans, increased by an aggregate of 96.5%, 48.5% and 76.4% respectively, from December 31, 2021 through December 31, 2025. Excluding Paycheck Protection Program ("PPP") loans, our commercial and industrial loans increased by an aggregate of 114.7% over the same time period. Generally, multi-family residential, commercial and industrial and commercial real estate lending involve a higher degree of risk than one- to four-family residential lending due to a variety of factors. Due to the larger loan balances typically involved in these loans, an adverse development with respect to one loan or one borrower relationship can expose us to greater risk of loss compared to an adverse development with respect to a one- to four-family residential mortgage loan. As of December 31, 2025, the largest outstanding balances of our commercial real estate, commercial and industrial, and multi-family residential loans were $25.5 million, $19.2 million, and $13.8 million, respectively. If a large loan were to become non-performing, as we have experienced in the past, it can have a significant impact on our results of operations. Because we intend to continue our growth in multi-family residential, commercial and industrial and commercial real estate loans, our credit risk exposure may increase and we may need to make additional provisions to our allowance for loan losses, which could adversely affect our future results of operations.

As of December 31, 2025, commercial real estate mortgage loans comprised approximately 43.4% of our loan portfolio. Commercial real estate mortgage loans generally involve a greater degree of credit risk than residential real estate mortgage loans because they typically have larger balances and are more affected by adverse conditions in the economy. Because payments on loans secured by commercial real estate often depend upon the successful operation and management of the properties and the businesses which operate from within them, repayment of such loans may be affected by factors outside the borrower's control, such as adverse conditions in the real estate market or the economy or changes in government regulations. In recent years, commercial real estate markets have been particularly impacted by the economic disruption resulting from the COVID-19 pandemic. The COVID-19 pandemic has also been a catalyst for the evolution of various remote work options which could impact the long-term performance of some types of office properties within our commercial real estate portfolio. Accordingly, the federal banking regulatory agencies have expressed concerns about weaknesses in the current commercial real estate market. Failures in our risk management policies, procedures and controls could adversely affect our ability to manage this portfolio going forward and could result in an increased rate of delinquencies in, and increased losses from, this portfolio, which, accordingly, could have a material adverse effect on our business, financial condition and results of operations

In addition to commercial and industrial, multi-family residential loans, and commercial real estate, the Bank holds a significant portfolio of construction and land loans. As of December 31, 2025, the Bank's construction and land loans amounted to $329.2 million, or 12.0% of our loan portfolio. Construction and land loans generally have a higher risk of loss than one- to four-family residential mortgage loans due primarily to the critical nature of the initial estimates of a property's value upon completion of construction compared to the estimated costs, including interest, of construction as well as other assumptions. If the estimates upon which construction loans are made prove to be inaccurate, we may be confronted with projects that, upon completion, have values which are below the loan amounts. If the Bank is forced to liquidate the collateral associated with such loans at values less than the remaining loan balance, it could have a significant impact on our results of operations.

Risks Related to Our Deposit Activities

Municipal deposits are an important source of cost-effective funds for us, and a reduced level of such deposits may hurt our profits.

Municipal deposits are an important source of our cost-effective funds, and we intend to continue to solicit municipal deposits. As of December 31, 2025, the Bank held $185.1 million in municipal deposits, consisting of public funds on deposit from local government entities domiciled in the States of Louisiana, Mississippi and Texas. Given our use of these high-average balance municipal deposits as a source of spread income, our inability to retain such funds could have an adverse effect on our liquidity. In addition, our municipal deposits are primarily demand deposit accounts or short-term deposits and therefore are more volatile and sensitive to changes in interest rates. If we are forced to pay higher rates on our municipal deposits to retain those funds, or if we are unable to retain those funds, it could have an adverse effect our net income and profitability.

Risks Related to Market Interest Rates

Changes in interest rates could have a material adverse effect on our operations.

The operations of financial institutions are dependent to a large extent on net interest income, which is the difference between the interest income earned on interest-earning assets, such as loans and investment securities, and the interest expense paid on interest-bearing liabilities, such as deposits and borrowings. Changes in the general level of interest rates can affect our net interest income by affecting the difference between the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our interest-bearing liabilities, or interest rate spread, and the average life of our interest-earning assets and interest-bearing liabilities. If general market rates of interest increase, our interest expense on deposits and borrowings would likely increase which could adversely affect our interest rate spread and net interest income. Changes in interest rates also can affect our ability to originate loans, the value of our interest-earning assets and our ability to realize gains from the sale of such assets, our ability to obtain and retain deposits in competition with other available investment alternatives and the ability of our borrowers to repay adjustable or variable rate loans. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control.

Fluctuations in interest rates due to economic conditions and governmental or regulatory policies may adversely affect our net interest income and profitability.

Interest rates are highly sensitive to many factors beyond the Company's control, including general economic conditions and the policies of the FRB and other governmental and regulatory agencies. Changes in monetary policy, including changes in interest rates, will influence the origination of loans, the prepayment of loans, the fair value of existing assets and liabilities, the purchase of investments, the retention and generation of deposits and the rates received on loans and investment securities and paid on deposits or other sources of funding. If the interest rates paid on deposits and other borrowings increase at a faster rate than the interest rates received on loans and other investments, our earnings could be adversely affected. Earnings could also be adversely affected if the interest rates received on loans and other investments fall more quickly than the interest rates paid on deposits and other borrowings. We have adopted asset and liability management policies to mitigate the potential adverse effects of changes in interest rates on net interest income or earnings. However, even with these policies in place, a change in interest rates can impact our results of operations or financial condition.

Risks Related to Our Market Areas

Our business is geographically concentrated in south Louisiana, southeast Texas and west Mississippi, which are areas where the oil and gas industry has a significant presence. Reductions in prices in crude oil and gas, among other factors, could cause a downturn in the local economy, which could adversely affect the Company's financial condition and results of operations.

Most of our loans are to individuals and businesses located in south Louisiana, west Mississippi and the Houston, Texas region. The oil and gas industry has a significant presence in the market areas in which we operate. Regional economic conditions affect the demand for our products and services as well as the ability of our customers to repay loans. Actions by members of the Organization of Petroleum Exporting Countries ("OPEC") can impact global crude oil production levels and lead to significant volatility in global oil supplies and market oil prices. In recent years, decreased market oil prices compressed margins for many U.S. based oil producers, particularly those that utilize higher-cost production technologies such as hydraulic fracking and horizontal drilling, as well as oilfield service providers, energy equipment manufacturers and transportation suppliers, among others. While crude oil prices have rebounded since the Spring of 2020, global markets for oil and gas were disrupted by the COVID-19 pandemic. The current wars in Ukraine and Israel also have impacted global oil supplies and caused further volatility in oil prices. Continued fluctuations in crude oil prices could adversely affect our operations and economic conditions in some of our markets during 2026 and future periods, which could adversely affect our future results of operations. Although the Company attempts to mitigate risk by diversifying its borrower base, approximately $67.1 million, or 2.4% of the Company's loan portfolio, at December 31, 2025 was comprised of loans to borrowers in the oil and gas industry (which is also referred to as the "energy sector"). We had an additional $30.8 million in unfunded loan commitments to companies in the energy sector at such date. At December 31, 2025, none of our loans in the energy sector were on nonaccrual status, and $935,000 of our total allowance for loan losses was attributable to energy sector loans. Historically, the oil and gas industry has been an important factor in the local economy in our Acadiana and Natchez markets as well as the Houston market. If oil prices decline, it could have an adverse effect on our customers resulting in increased levels of nonperforming loans, provisions for loan losses and expense associated with loan collection efforts.

A natural disaster, especially one affecting our market areas, could adversely affect the Company's financial condition and results of operations.

Since a considerable portion of our business is conducted in south Louisiana and southeast Texas, most of our credit exposure is in that area. Historically, south Louisiana has been vulnerable to natural disasters, including hurricanes and floods. Natural disasters could harm our operations directly through interference with communications, which would prevent us from gathering deposits, originating loans and processing and controlling our flow of business, as well as through the destruction of facilities and our operational, financial and management information systems. A natural disaster or recurring power outages may also impair the value of our loan portfolio, as uninsured or underinsured losses, including losses from business disruption, may reduce our borrowers' ability to repay their loans. Disasters may also reduce the value of the real estate securing our loans, impairing our ability to recover on defaulted loans through foreclosure and making it more likely that we would suffer losses on defaulted loans. Although we have implemented several back-up systems and protections (and maintain business interruption insurance), these measures may not protect us fully from the effects of a natural disaster. The occurrence of natural disasters in our market areas could have a material adverse effect on our business, prospects, financial condition and results of operations.

Economic conditions could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which could have an adverse effect on our results of operations.

Prolonged deteriorating economic conditions could significantly affect the markets in which we do business, the value of our loans and investment securities and our ongoing operations, costs and profitability. Further, declines in real estate values and sales volumes and elevated unemployment levels may result in higher loan delinquencies, increases in our non-performing and classified assets and a decline in demand for our products and services. These events may cause us to incur losses and may adversely affect our financial condition and results of operations. Reduction in problem assets can be slow, and the process can be exacerbated by the condition of the properties securing non-performing loans and the length of time involved in the foreclosure process. To the extent that we must work through the resolution of assets, economic problems may cause us to incur losses and adversely affect our capital, liquidity and financial condition.

Risks Related to Accounting Matters

Our allowance for credit losses may not be adequate to cover losses over the life of our financial assets.

We have established an allowance for credit losses, which includes the allowance for loans losses and losses on unfunded lending commitments, based upon various assumptions and judgments about the collectability of our loan portfolio which we believe is adequate to offset expected losses on our existing financial assets. Determining the appropriateness of the allowance requires judgment by management about the effect of matters that are inherently uncertain. Changes in factors and forecasts used in evaluating the overall loan portfolio may result in significant changes in the allowance for credit losses and related provision expense in future periods. The allowance level is influenced by loan volumes, loan asset quality ratings, delinquency status, historical credit loss experience, loan performance characteristics, forecasted information and other conditions influencing loss expectations. Changes to the assumptions in the model in future periods could have a material impact on the Company's Consolidated Financial Statements.

While we are not aware of any specific factors indicating a deficiency in the amount of our allowance for credit losses, in light of the current economic environment, one of the most pressing issues faced by financial institutions is the adequacy of their allowance for credit losses. Federal bank regulators routinely scrutinize the level of the allowance for credit losses maintained by regulated institutions. In the event that we have to increase our allowance for credit losses beyond current levels, it would have an adverse effect on our results in future periods. As of December 31, 2025, our allowance for loan losses amounted to $33.1 million, or 1.21% of total loans and our total allowance for credit losses amounted to $34.8 million, or 1.27% of total loans. See Note 2 to the Consolidated Financial Statements in Item 8 for a detailed discussion of the Company's methodologies for estimating expected credit losses.

Our decisions regarding the fair value of assets acquired could be inaccurate, which could materially and adversely affect our business, financial condition, results of operations and future prospects.

Management makes various assumptions and judgments about the collectability of acquired loan portfolios, including the creditworthiness of borrowers and the value of the real estate and other assets serving as collateral for the repayment of secured loans. If our assumptions are incorrect, increased loss reserves may be needed to respond to different economic conditions or adverse developments in the acquired loan portfolio. Any increase in future loan losses would have a negative effect on our operating results.

Declines in the value of our investment securities may require us to take additional charges to earnings.

Current expected credit losses ("CECL") requires expected credit related losses for available for sale debt securities to be recorded through an allowance for credit losses, while non-credit related losses will continue to be recognized through other comprehensive income. The Company’s held to maturity debt securities are also required to utilize the CECL approach to estimate expected credit losses.

We evaluate our securities portfolio for impairment at least quarterly, and more frequently when economic and market conditions warrant such evaluations. If this evaluation indicates the existence of credit losses, the Company compares the present value of cash flows expected to be collected from the security with the amortized cost basis. If the present value of expected cash flows is less than the amortized cost basis, an allowance for credit losses is recorded, limited by the amount that the fair value of the security is less than its amortized cost. Delinquencies and defaults in the mortgage loans underlying these securities may adversely affect the cash flows received by us and may result in a conclusion in future periods that credit losses are expected from our securities portfolio. Such a conclusion, would require us to take additional charges to earnings to establish an allowance for credit losses for these securities.

The fair value of our investment securities can fluctuate due to factors outside of our control.

Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions with respect to individual securities, defaults by the issuer or with respect to the underlying securities, and changes in market interest rates and continued instability in the capital markets. Any of these factors, among others, could cause credit losses and realized and/or unrealized losses in future periods and declines in accumulated other comprehensive income ("AOCI"), which could materially and adversely affect our business, results of operations, financial condition and prospects. The process for determining whether impairment of a security is related to credit usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Significant negative changes to valuations could result in credit losses on our securities portfolio, which could have an adverse effect on our financial condition or results of operations. As of December 31, 2025, we had $17.8 million of AOCI.

Impairment of investment securities, goodwill, other intangible assets, or deferred tax assets could require charges to earnings, which could result in a negative impact on our results of operations.

In assessing whether the impairment of investment securities is related to a deterioration in credit factors, management considers the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability to retain our investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value in the near term.

Under current accounting standards, goodwill is not amortized but, instead, is subject to impairment tests on at least an annual basis or more frequently if an event occurs or circumstances change that reduce the fair value of a reporting unit below its carrying amount. Significant negative industry or economic trends, reduced estimates of future cash flows or disruptions to our business, could indicate that goodwill might be impaired. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely on projections of future operating performance. In the event that we conclude in a future assessment that all or a portion of our goodwill may be impaired, a non-cash charge for the amount of such impairment would be recorded to earnings. Such a charge would have no impact on tangible capital. At December 31, 2025, we had goodwill of $81.5 million, which represents approximately 18.7% of shareholders' equity. See Notes 2 and 8 to the Consolidated Financial Statements in Item 8 for additional information concerning our goodwill and the required impairment test.

In assessing the realizability of Deferred tax assets ("DTAs"), management considers whether it is more likely than not that some portion or all of the DTAs will not be realized. Assessing the need for, or the sufficiency of, a valuation allowance requires management to evaluate all available evidence, both negative and positive, including the recent trend of quarterly earnings. Positive evidence necessary to overcome the negative evidence includes whether future taxable income in sufficient amounts and character within the carryback and carryforward periods is available under the tax law, including the use of tax planning strategies. When negative evidence (e.g., cumulative losses in recent years, history of operating loss or tax credit carryforwards expiring unused) exists, more positive evidence than negative evidence will be necessary.

The impact of each of these impairment matters could have a material adverse effect on our business, results of operations, and financial condition.

Changes in accounting policies or in accounting standards could materially affect how we report our financial condition and results of operations.

Our accounting policies are fundamental to the understanding of our financial condition and results of operations. The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make significant estimates and assumptions that affect the financial statements by affecting the value of our assets or liabilities and results of operations. Some of our accounting policies are critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain and because materially different amounts may be reported if different estimates or assumptions were used. If such estimates or assumptions underlying the financial statements are incorrect, we could experience material losses. From time to time, the Financial Accounting Standards Board ("FASB") and the SEC change the financial accounting and reporting standards or the interpretation of such standards that govern the preparation of our external financial statements. These changes are beyond our control, can be difficult to predict and could materially impact how we report our financial condition and results of operations. Additionally, it is possible, if unlikely, we could be required to apply a new or revised standard retrospectively, resulting in the restatement of prior period financial statements in material amounts.

Risks Related to Our Business Strategy

We are subject to certain risks in connection with our strategy of growing through mergers and acquisitions.

Mergers and acquisitions are currently a component of our business model and growth strategy. Accordingly, it is possible that we could acquire other banking institutions, other financial services companies or branches of banks in the future. Acquisitions typically involve the payment of a premium over book and trading values and, therefore, may result in the dilution of our tangible book value per share. Our ability to engage in future mergers and acquisitions depends on various factors, including: (1) our ability to identify suitable merger partners and acquisition opportunities; (2) our ability to finance and complete transactions on acceptable terms and at acceptable prices; and (3) our ability to receive the necessary regulatory and, when required, shareholder approvals. Our inability to engage in an acquisition or merger for any of these reasons could have an adverse impact on the implementation of our business strategies. Furthermore, mergers and acquisitions involve a number of risks and challenges, including: (1) our ability to achieve planned synergies and to integrate the branches and operations we acquire and the internal controls and regulatory functions into our current operations and (2) the diversion of management's attention from existing operations, which may adversely affect our ability to successfully conduct our business and negatively impact our financial results.

Our financial performance and future growth may be negatively affected if we are unable to successfully execute our growth plans, which may include additional acquisitions.

Over the past several years, we have grown our branch system primarily through acquisitions of other financial institutions. Our ability to successfully acquire other institutions depends on our ability to identify, acquire and integrate such institutions into our franchise. Our results of operations could be adversely affected if our analysis of pending or future acquisitions was not complete and correct or our integration efforts were not successful. Currently, we have no agreements or understandings with anyone regarding a future acquisition.

Risks Related to Our Operational and Information Technology Systems

A failure in our operational systems or infrastructure, or those of third parties, could impair our liquidity, disrupt our businesses, result in the unauthorized disclosure of confidential information, damage our reputation and cause financial losses.

Our ability to adequately conduct and grow our business is dependent on our ability to create and maintain an appropriate operational and organizational control infrastructure. Operational risk can arise in numerous ways including employee fraud, customer fraud and control lapses in bank operations and information technology. Our dependence on our employees and automated systems, including the automated systems used by acquired entities and third parties, to record and process transactions may further increase the risk that technical failures or tampering of those systems will result in losses that are difficult to detect. We are also subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control. Failure to maintain an appropriate operational infrastructure can lead to loss of service to customers, legal actions and noncompliance with various laws and regulations.

We continuously monitor our operational and technological capabilities and make modifications and improvements when we believe it will be cost effective to do so. In some instances, we may build and maintain these capabilities ourselves. We also outsource some of these functions to third parties. These third parties may experience errors or disruptions that could adversely impact us and over which we may have limited control. We also face risk from the integration of new infrastructure platforms and/or new third party providers of such platforms into its existing businesses.

System failure or cybersecurity breaches of our network security could subject us to increased operating costs as well as litigation and other potential losses.

We rely heavily on communications and information systems to conduct our business. The computer systems and network infrastructure we use could be vulnerable to unforeseen hardware and cybersecurity issues. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations. In addition, our operations are dependent upon our ability to protect the computer systems and network infrastructure we use, including our internet banking activities, against damage from physical break-ins, cybersecurity breaches and other disruptive problems caused by the internet or users. Such problems could jeopardize the security of our customers' personal information and other information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability to us, subject us to additional regulatory scrutiny, damage our reputation, result in a loss of customers or inhibit current and potential customers from our internet banking services. Any or all of these problems could have a material adverse effect on our results of operations and financial condition. Although we have security measures, including firewalls and penetration tests, designed to mitigate the possibility of break-ins, breaches and other disruptive problems, there can be no assurance that such security measures will be effective in preventing such problems.

We are dependent on our information technology and telecommunications systems and third-party service providers; systems failures, interruptions and cybersecurity breaches could have a material adverse effect on us.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party service providers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on us.

Our third-party service providers may be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. We likely will expend additional resources to protect against the threat of such security breaches and computer viruses, or to alleviate problems caused by such security breaches or viruses. To the extent that the activities of our third-party service providers or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation costs and other possible liabilities.

The occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

As a bank, we are susceptible to fraudulent activity, information security breaches and cybersecurity-related incidents that may be committed against us or our customers, which may result in financial losses or increased costs to us or our customers, disclosure or misuse of our information or our customer information, misappropriation of assets, privacy breaches against our customers, litigation or damage to our reputation. Such fraudulent activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing, social engineering and other dishonest acts. Information security breaches and cybersecurity-related incidents may include fraudulent or unauthorized access to systems used by us or our customers, denial or degradation of service attacks and malware or other cyber-attacks. In recent periods, there continues to be a rise in electronic fraudulent activity, security breaches and cyber-attacks within the financial services industry, especially in the commercial banking sector due to cyber criminals targeting commercial bank accounts. Moreover, in recent periods, several large corporations, including financial institutions and retail companies, have suffered major data breaches, in some cases exposing not only confidential and proprietary corporate information, but also sensitive financial and other personal information of their customers and employees and subjecting them to potential fraudulent activity. Some of our customers may have been affected by these breaches, which could increase their risks of identity theft and other fraudulent activity that could involve their accounts with us.

Information pertaining to us and our customers is maintained, and transactions are executed, on networks and systems maintained by us and certain third-party partners, such as our online banking, mobile banking or accounting systems. The secure maintenance and transmission of confidential information, as well as execution of transactions over these systems, are essential to protect us and our customers against fraud and security breaches and to maintain the confidence of our customers. Breaches of information security also may occur through intentional or unintentional acts by those having access to our systems or the confidential information of our customers, including employees. In addition, increases in criminal activity levels and sophistication, advances in computer capabilities, new discoveries, vulnerabilities in third-party technologies (including browsers and operating systems) or other developments could result in a compromise or breach of the technology, processes and controls that we use to prevent fraudulent transactions and protect data about us, our customers and underlying transactions, as well as the technology used by our customers to access our systems. Our third-party partners' inability to anticipate, or failure to adequately mitigate, breaches of security could result in a number of negative events, including losses to us or our customers, loss of business or customers, damage to our reputation, the incurrence of additional expenses, disruption to our business, additional regulatory scrutiny, penalties or exposure to civil litigation and possible financial liability, any of which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.


Risks Related to Our Business and Industry Generally


We face strong competition which adversely affects our profitability.

We are subject to vigorous competition in all aspects and areas of our business from banks and other financial institutions. We are significantly smaller than several of the larger depository institutions operating in our market areas. The financial resources of these larger competitors may permit them to pay higher interest rates on their deposits and to be more aggressive in new loan originations. We also compete with non-financial institutions, including retail stores that maintain their own credit programs, governmental agencies that make available low cost or guaranteed loans to certain borrowers and non-traditional financial technology firms that are offering an increasing array of online loan, deposit and treasury management products. Some of our larger competitors have substantially greater resources, technological capabilities, lending limits, branch systems and a wider array of commercial banking services. Vigorous competition from both bank and non-bank organizations is expected to continue.

We operate in a highly regulated environment, and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the FRB, the OCC and the FDIC. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of the Bank rather than for holders of our common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Financial challenges at other banking institutions could lead to disruptive and destabilizing deposit outflows, as well as an increase in FDIC deposit premiums, which could negatively impact our profitability and results of operations.

In March 2023, Silicon Valley Bank and Signature Bank experienced large deposit outflows, coupled with insufficient liquidity to meet withdrawal demands, resulting in the institutions being placed into FDIC receivership. Additionally in May 2023, First Republic Bank experienced similar circumstances which resulted in the institution being placed into FDIC receivership. The placement of these institutions into receivership has resulted in market disruption and increased concerns that diminished depositor confidence across the banking industry in general could lead to deposit outflows that could destabilize other institutions. At December 31, 2025, we had $141.6 million in cash and cash equivalents. Notwithstanding our significant liquidity, large deposit outflows could materially and adversely affect our financial condition and results of operations. Following the placement of Silicon Valley Bank and Signature Bank into FDIC receivership, the federal banking regulators also issued a joint statement providing that the losses to support the uninsured deposits of those banks would be recovered via a special assessment on banks with $5.0 billion or more in total consolidated assets. While this special assessment does not apply to us, any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums, to the extent that they result in increased deposit insurance costs, would reduce our profitability.

Item 1B.   Unresolved Staff Comments.

Not applicable.

Item 1C.   Cybersecurity.

Risk Management and Strategy

The Company recognizes that the security of our banking operations is critical to protecting our customers, maintaining our reputation and preserving the value of the Company. The Board of Directors, through the Enterprise Risk Committee ("ERC"), the Technology Steering Committee ("TSC") and the Cyber Risk Oversight Committee ("CROC"), provides direction and oversight of the enterprise-wide risk management framework of the Company, and cybersecurity represents a component of the overall approach to enterprise-wide risk management. Our risk management program is designed to identify, assess, and mitigate risks across various aspects of our company, including financial, operational, regulatory, reputational, and legal. Cybersecurity is a critical component of this program, given the increasing reliance on technology and potential of cyber threats. Our Director of Information Security is primarily responsible for this cybersecurity component and is a key member of the risk management organization, reporting directly to the Chief Risk Officer and, as discussed below, periodically to the TSC and the CROC. The Chairman of the CROC is the Chief Operations Officer and provides regular updates on cybersecurity risk management to the Board of Directors. An independent member of the Board of Directors is an advisor and is considered a designated expert in technology and cybersecurity.

Our objective for managing cybersecurity risk is to avoid or minimize the impacts of external threat events or other efforts to penetrate, disrupt or misuse our systems or information. The structure of our information security program is designed around the National Institute of Standards and Technology ("NIST") Cybersecurity Framework, regulatory guidance, and other industry standards. In addition, we leverage certain industry and government associations, third-party benchmarking, audits, and threat intelligence feeds to facilitate and promote program effectiveness. Our Director of Information Security and Director of Information Technology, who reports directly to our Director of Technology Management, along with key members of their teams, regularly collaborate with peer banks, industry groups, and policymakers to discuss cybersecurity trends and issues and identify best practices. The information security program is reviewed periodically by such personnel with the goal of addressing changing threats and conditions.

We employ an in-depth, layered, defensive strategy that embraces a "trust by design" philosophy when designing new products, services, and technology. We leverage people, processes, and technology as part of our efforts to manage and maintain cybersecurity controls. We also employ a variety of preventative and detective tools designed to monitor, block, and provide alerts regarding suspicious activity, as well as to report on suspected advanced persistent threats. We have established processes and systems designed to mitigate cyber risk, including regular and on-going education and training for employees, preparedness simulations and tabletop exercises, and recovery and resilience tests. We engage in regular assessments of our infrastructure, software systems, and network architecture, using internal cybersecurity experts and third-party specialists. We also maintain a third-party risk management program designed to identify, assess, and manage risks, including cybersecurity risks associated with our use of third-party service providers and our supply chain. We also actively monitor our email gateways for malicious phishing email campaigns and monitor remote connections as a sizable portion of our workforce has the option to work remotely. We leverage internal and external auditors and independent external partners to periodically review our processes, systems, and controls, including with respect to our information security program, to assess their design and operating effectiveness and make recommendations to strengthen our risk management program.

We maintain an Incident Response Plan that provides a documented framework for responding to actual or potential cybersecurity incidents, including timely notification of and escalation to the appropriate Board-approved management committees, including the CROC. The Incident Response Plan is coordinated through the Director of Information Security and key members of management are embedded into the Plan by its design. The Incident Response Plan facilitates coordination across multiple parts of our organization and is evaluated at least annually.

Notwithstanding our defensive measures and processes, the threat posed by cyber-attacks is severe. Our internal systems, processes, and controls are designed to mitigate loss from cyber-attacks. To our knowledge, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company, including its business strategy, results of operations or financial condition. For further discussion of risks from cybersecurity threats, see the section captioned "Risks Related to Our Operational and Information Technology Systems" in Item 1A. Risk Factors.

Governance

Our Director of Information Security is accountable for managing our enterprise information security department and delivering our information security program. The responsibilities of this department include cybersecurity risk assessment, defense operations, incident response, vulnerability assessment, threat intelligence, identity access governance, third-party risk management, and business resilience. The foregoing responsibilities are covered on a day-to-day basis by a first line of defense function, and our second line of defense function, including the Director of Information Security, provides guidance, oversight, monitoring and challenging the first line's activities. The second line of defense function is separated from the first line of defense function through organizational structure and reports directly to the Chief Risk Officer. The department consists of information security professionals with varying degrees of education and experience. Individuals within the department are subject to professional education and certification requirements. Our Director of Information Security has substantial relevant expertise and formal training in the areas of information security and cybersecurity risk management. Certifications include Certified Information Security Manager ("CISM") and Certified Information Systems Security Professional ("CISSP"), which includes continuing education requirements.

Our Board of Directors has approved management committees including the TSC, which focuses on technology impact, and the CROC, which focuses on business impact. These committees provide oversight and governance of the technology program and the information security program. The TSC is chaired by the Chief Operations Officer within the Company and includes the Chief Risk Officer, Director of Information Security and Director of Technology Management as well as other key departmental managers throughout the entire company. These committees meet at least quarterly to provide oversight of the risk management strategy, standards, policies, practices, controls, and mitigation and prevention efforts employed to manage security risks. More frequent meetings occur from time to time in accordance with the Incident Response Plan to facilitate timely informing and monitoring efforts. The Director of Information Security reports summaries of key issues, including significant cybersecurity and/or privacy incidents, discussed at committee meetings and the actions taken to the CROC on a quarterly basis (or more frequently as may be required by the Incident Response Plan).

The CROC is responsible for overseeing our information security and technology programs, including management's actions to identify, assess, mitigate, and remediate or prevent material cybersecurity issues and risks. Our Director of Information Security and our Director of Technology Management provide quarterly reports to the CROC regarding the information security program and the technology program, key enterprise cybersecurity initiatives, and other matters relating to cybersecurity processes. Our Board of Directors reviews and approves our information security and technology budgets and strategies annually. Additionally, the CROC reviews our cyber security risk profile on an annual basis. The chairman of our CROC provides a report of its activities to the full Board of Directors at least quarterly.

Item 2.   **Properties.**

We currently conduct business from 18 banking offices in Acadiana, four banking offices in Baton Rouge, six banking offices in Greater New Orleans, six banking offices in the Northshore (of Lake Pontchartrain) region of Louisiana, three banking offices in Natchez, Mississippi, and six banking offices in the Houston area. The Bank owns 33 of its 43 banking offices. The Bank leases the land for one banking office in our Northshore market, and leases one banking office in each of Acadiana, Baton Rouge, Mississippi and Greater New Orleans, respectively, and six banking centers in the Houston market.

Item 3.   **Legal Proceedings.**

From time-to-time, the Bank is named as a defendant in various legal actions arising from the normal course of business in which damages of various amounts may be claimed. While the amount, if any, of ultimate liability with respect to any such matters cannot be currently determined, management believes, after consulting with legal counsel, that any such liability will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Item 4.   **Mine Safety Disclosures.**

Not applicable


PART II


Item 5.   **Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.**

(a)   Home Bancorp, Inc.'s common stock is listed on the Nasdaq Global Select Market under the symbol "HBCP". The common stock commenced trading on the Nasdaq Stock Market on October 3, 2008. As of the close of business on December 31, 2025, there were 7,831,342 shares of common stock outstanding, held by approximately 575 shareholders of record, not including the number of persons or entities whose stock is held in nominee or "street" name through various brokerage firms and banks.

The following graph shows a comparison of the cumulative total returns for the common stock of Home Bancorp, Inc., the Nasdaq Composite Index, and the S&P US Small Cap Banks Index for the period beginning December 31, 2020 and ending December 31, 2025. The graph below represents $100 invested in our common stock at its closing price on December 31, 2020.



Total Return Performance

Index	Period Ending					
	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
Home Bancorp, Inc.	100.00	151.98	150.06	162.04	182.71	233.65
NASDAQ Composite	100.00	195.99	131.12	188.05	241.92	291.16
S&P US Small Cap Banks	100.00	139.21	122.74	123.35	145.82	160.37

The stock price information shown above is not necessarily indicative of future price performance. Information used was obtained from S&P Global Market Intelligence, Charlottesville, Virginia. The Company assumes no responsibility for any errors or omissions in such information.

The Company did not sell any of its equity securities during 2025 that were not registered under the Securities Act of 1933.

For information regarding the Company's equity compensation plans, see Item 12.

(b) Not applicable.

(c) On April 21, 2025, the Company announced the approval of a new repurchase program (the "2025 Repurchase Plan"). Under the 2025 Repurchase Plan, the Company may purchase up to 400,000 shares, or approximately 5% of its common stock outstanding, through open market or privately negotiated transactions. The Company's purchases of its common stock made during the fourth quarter of 2025 (which were made pursuant to the 2025 Repurchase Plan) are set forth in the following table.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
October 1 - October 31, 2025	—	$ —	—	390,972
November 1 - November 30, 2025	—	—	—	390,972
December 1 - December 31, 2025	750	59.97	750	390,222
Total	750	$ 59.97	750	390,222

Item 6.   **Reserved.**

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations.**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is an analysis and discussion of the financial condition and results of operations of Home Bancorp, Inc. (the "Company"), and its wholly owned subsidiary, Home Bank, N.A. (the "Bank"). This discussion and analysis should be read in conjunction with our Consolidated Financial Statements and related notes included herein in Part II, Item 8, "Financial Statements and Supplementary Data" and the description of our business included herein in Part 1, Item 1 "Business".

EXECUTIVE OVERVIEW

The Company reported net income for 2025 of $46.1 million, or $5.87 diluted EPS compared to $36.4 million, or $4.55 diluted EPS, reported for 2024. Key components of the Company's performance in 2025 are summarized below.

- Assets increased $49.0 million, or 1.4%, from December 31, 2024 to $3.5 billion at December 31, 2025.

- Loans increased by $25.8 million, or 1.0%, from December 31, 2024 to $2.7 billion at December 31, 2025.

- During the year ended December 31, 2025, the Company provisioned $1.1 million of the allowance for loan losses compared to a $2.4 million provisioned for the year ended December 31, 2024.

- The allowance for loan losses ("ALL") totaled $33.1 million, or 1.21% of total loans, at December 31, 2025. The allowance for credit losses ("ACL"), which is comprised of the allowance for loan losses plus the allowance for unfunded lending commitments, totaled $34.8 million, or 1.27% of total loans, at December 31, 2025.

- Total deposits increased $192.1 million, or 6.9%, from December 31, 2024 to $3.0 billion at December 31, 2025, primarily due to increases in certificate of deposits, money market accounts, and demand deposit accounts.

- The Company repurchased 321,590 shares of common stock at an average price of $44.30 per share during 2025.

- The net interest margin was 4.03% for the year ended December 31, 2025, up 32 bps compared to 2024, primarily due to a decline in the average cost of interest-bearing liabilities and an increase in the average yield earned on interest-earning assets during 2025.

- The average rate paid on total interest-bearing deposits during 2025 was 2.53%, down 13 bps compared to 2024.

- Noninterest income increased $836,000, or 5.7%, in 2025 compared to 2024, primarily due to an increase in gain on sale of loans, service fees and charges, and bank card fees, which were partially offset by a decrease in gain on sale of assets.

- Noninterest expense increased $2.3 million, or 2.6%, in 2025 compared to 2024, primarily due to an increase in compensation and benefits and other expenses, which were partially offset by a reversal in the provision for credit losses on unfunded commitments.

SELECTED FINANCIAL DATA

Set forth below is selected summary historical financial and other data of the Company. When you read this summary historical financial data, it is important that you also read the historical financial statements and related notes contained in Item 8 of this Form 10-K. Taxable equivalent ("TE") ratios have been calculated using a marginal tax rate of 21%.

	As of December 31,				
(dollars in thousands)	2025	2024	2023	2022	2021
Selected Financial Condition Data:					
Total assets	$ 3,492,626	$ 3,443,668	$ 3,320,122	$ 3,228,280	$ 2,938,244
Cash and cash equivalents	141,605	98,548	75,831	87,401	601,443
Interest-bearing deposits in banks	—	—	99	349	349
Investment securities:					
Available for sale	391,448	402,792	433,926	486,518	327,632
Held to maturity	1,065	1,065	1,065	1,075	2,102
Loans receivable, net	2,710,881	2,685,269	2,550,101	2,401,451	1,819,004
Intangible assets	83,957	85,044	86,372	87,973	61,949
Deposits	2,972,806	2,780,696	2,670,624	2,633,181	2,535,849
Other borrowings	—	5,539	5,539	5,539	5,539
Subordinated debt, net of issuance cost	54,675	54,459	54,241	54,013	—
Federal Home Loan Bank advances	3,024	175,546	192,713	176,213	26,046
Shareholders' equity	435,094	396,088	367,444	329,954	351,903

	For the Years Ended December 31,				
(dollars in thousands, except per share data)	2025	2024	2023	2022	2021
Selected Operating Data:					
Interest income	$ 193,772	$ 184,767	$ 163,663	$ 125,930	$ 106,902
Interest expense	60,518	64,505	42,971	7,915	5,913
Net interest income	133,254	120,262	120,692	118,015	100,989
Provision (reversal) for loan losses	1,134	2,415	2,341	7,489	(10,161)
Net interest income after provision for loan losses	132,120	117,847	118,351	110,526	111,150
Noninterest income	15,461	14,625	14,636	13,885	16,271
Noninterest expense	89,563	87,289	82,841	81,909	66,982
Income before income taxes	58,018	45,183	50,146	42,502	60,439
Income taxes	11,956	8,756	9,906	8,430	11,818
Net income	$ 46,062	$ 36,427	$ 40,240	$ 34,072	$ 48,621
Earnings per share - basic	$ 5.93	$ 4.58	$ 5.02	$ 4.19	$ 5.80
Earnings per share - diluted	$ 5.87	$ 4.55	$ 4.99	$ 4.16	$ 5.77
Cash dividends per share	$ 1.14	$ 1.01	$ 1.00	$ 0.93	$ 0.91

	As of or For the Years Ended December 31,				
	2025	2024	2023	2022	2021
Selected Operating Ratios: [1]					
Average yield on interest-earning assets[TE]	5.88 %	5.74 %	5.28 %	4.19 %	4.11 %
Average rate on interest-bearing liabilities	2.68	2.90	2.08	0.41	0.35
Average interest rate spread[TE][2]	3.20	2.84	3.20	3.78	3.76
Net interest margin[TE][3]	4.03	3.71	3.89	3.92	3.88
Average interest-earning assets to average interest-bearing liabilities	144.80	143.29	148.73	154.87	152.48

	As of or For the Years Ended December 31,				
	2025	**2024**	**2023**	**2022**	**2021**
Noninterest expense to average assets	2.58	2.58	2.54	2.58	2.42
Efficiency ratio[4]	60.22	64.71	61.21	62.10	57.12
Return on average assets	1.33	1.08	1.23	1.07	1.76
Return on average common equity	11.14	9.56	11.59	10.16	14.38
Return on average tangible common equity (Non-GAAP)[7]	14.25	12.68	15.95	13.93	17.98
Common stock dividend payout ratio	19.42	22.20	20.04	22.36	15.77
Average equity to average assets	11.91	11.26	10.64	10.55	12.22
Book value per common share	$ 55.56	$ 48.95	$ 45.04	$ 39.82	$ 41.27
Tangible book value per common share (Non-GAAP)[8]	44.84	38.44	34.45	29.20	34.00
Asset Quality Ratios: [5]					
Non-performing loans as a percent of total loans receivable	1.25 %	0.50 %	0.34 %	0.43 %	0.72 %
Non-performing assets as a percent of total assets	1.03	0.45	0.31	0.34	0.49
Allowance for loan losses as a percent of non-performing loans as of end of period	97.0	242.1	357.8	278.6	158.9
Allowance for loan losses as a percent of net loans as of end of period	1.21	1.21	1.22	1.15	1.15
Capital Ratios: [5] [6]					
Tier 1 risk-based capital ratio	14.09 %	13.28 %	12.98 %	12.43 %	14.66 %
Leverage capital ratio	11.84	11.38	10.98	10.43	9.77
Total risk-based capital ratio	15.29	14.51	14.23	13.63	15.85

(1) With the exception of end-of-period ratios, all ratios are based on average daily balances during the respective periods.

(2) Average interest rate spread represents the difference between the average yield on interest-earning assets and the average rate paid on interest-bearing liabilities.

(3) Net interest margin represents net interest income as a percentage of average interest-earning assets. Taxable equivalent yields are calculated using a marginal tax rate of 21%.

(4) The efficiency ratio represents noninterest expense as a percentage of total revenues. Total revenues is the sum of net interest income and noninterest income.

(5) Asset quality and capital ratios are end-of-period ratios.

(6) Capital ratios are for Home Bank only.

(7) Tangible calculation eliminates goodwill, core deposit intangible and the corresponding amortization expense, net of tax.

(8) Tangible calculation eliminates goodwill and core deposit intangible.

This contains financial information prepared other than in accordance with GAAP. The Company uses these non-GAAP financial measures in its analysis of the Company's performance. Management believes that the non-GAAP information provides useful data in understanding the Company's operations and in comparing the Company's results to peers. This non-GAAP information should be considered in addition to the Company's financial information prepared in accordance with GAAP, and is not a substitute for, or superior to, GAAP results. A reconciliation of GAAP to non-GAAP disclosures is included in the table below.

Non-GAAP Reconciliation

(dollars in thousands, except per share data)	As of or For the Years Ended December 31,				
	2025	**2024**	**2023**	**2022**	**2021**
Book value per common share	$ 55.56	$ 48.95	$ 45.04	$ 39.82	$ 41.27
Less: Intangibles	10.72	10.51	10.59	10.62	7.27
Tangible book value per common share	44.84	38.44	34.45	29.20	34.00
Net Income	46,062	36,427	40,240	34,072	48,621
Add: CDI amortization, net of tax	859	1,049	1,264	1,266	919
Non-GAAP tangible income	46,921	37,476	41,504	35,338	49,540
Return on common equity	11.14 %	9.56 %	11.59 %	10.16 %	14.38 %
Add: Intangibles	3.11	3.12	4.36	3.77	3.60
Return on average tangible common equity	14.25 %	12.68 %	15.95 %	13.93 %	17.98 %

CRITICAL ACCOUNTING ESTIMATES

SEC guidance requires disclosure of "critical accounting estimates." The SEC defines "critical accounting estimates" as those estimates made in accordance with generally accepted accounting principles that involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on the financial condition or results of operations of the registrant.

We follow financial accounting and reporting policies that are in accordance with accounting principles generally accepted in the United States. Our accounting policies are discussed in detail in Note 2 - Summary of Significant Accounting Policies in the accompanying notes to the Consolidated Financial Statements included in Item 8. Not all significant accounting policies require management to make difficult, subjective or complex judgments. However, management believes the policies noted below meet the SEC's definition of critical accounting policies.

Allowance for Credit Losses

Management considers the policies related to the allowance for credit losses as the most critical to the financial statement presentation. The total allowance for credit losses includes activity related to allowances calculated in accordance with Accounting Standards Codification ("ASC") 326, *Financial Instruments — Credit Losses.* The allowance for credit losses is established through a provision for credit losses charged to current earnings. The amount maintained in the allowance reflects management's continuing evaluation of the credit losses expected to be recognized over the life of the loans in our portfolio. The allowance for loan losses is a valuation account that is deducted from the loans' amortized cost basis to present the net amount expected to be collected on the loans. For purposes of determining the allowance for credit losses, the loan portfolio is segregated by product types in order to recognize differing risk profiles among categories. Loans that do not share risk characteristics are evaluated on an individual basis and are not included in the collective evaluation. Management estimates the allowance balance using relevant available information from internal and external sources relating to past events, current conditions and reasonable and supportable forecasts. Adjustments to historical loss information are made to incorporate our reasonable and supportable forecast of future losses at the portfolio segment level, as well as any necessary qualitative adjustments, including, but not limited to, changes in current and expected future economic conditions, changes in industry experience and industry loan concentrations, changes in the volume and severity of nonperforming assets, changes in lending policies and personnel and changes in the competitive and regulatory environment of the banking industry. Loans that do not share similar risk characteristics are individually evaluated and are excluded from the pooled loan analysis.

Allowance for credit losses on unfunded loan commitments represents expected credit losses over the contractual period for which the Company is exposed to credit risk from a contractual obligation to extend credit. No allowance is recorded if the Company has the unconditional right to cancel the obligation. The allowance is reported as a component of other liabilities within the Consolidated Statements of Financial Condition. Adjustments to the allowance for unfunded commitments are reported in the Consolidated Statements of Income as a component of Noninterest Expense.

Business Combinations

Assets and liabilities acquired in business combinations are recorded at their fair value. In accordance with ASC Topic 805, *Business Combinations*, the Company generally records provisional amounts at the time of acquisition based on the information available to the Company. The determination of fair value as of the acquisition date requires management to consider various factors that involve judgment and estimation, including the application of discount rates, prepayment rates, attrition rates, future estimates of interest rates, as well as many other assumptions. These assumptions can have a material impact on the estimated fair value, and as a result, the goodwill recorded in a business combination. The provisional estimates of fair values may be adjusted for a period of up to one year ("measurement period") from the date of acquisition if new information is obtained. Subsequently, adjustments recorded during the measurement period are recognized in the current reporting period.

ACQUISITION ACTIVITY

The Company has completed six acquisitions since 2010. The following table is a summary of the Company's acquisition activity as recorded.

SUMMARY OF ACQUISITION ACTIVITY

(dollars in thousands)

Acquisition	Acquisition Date	Total Assets	Total Loans	Goodwill	Core Deposit Intangible	Total Deposits
Statewide Bank	3/12/2010	$ 188,026	$ 110,415	$ 560	$ 1,429	$ 206,925
GS Financial Corporation	7/15/2011	256,677	182,440	296	859	193,518
Britton & Koontz Capital Corporation	2/14/2014	298,930	161,581	43	3,030	216,600
Louisiana Bancorp, Inc.	9/15/2015	352,897	281,583	8,454	1,586	208,670
St. Martin Bancshares, Inc.	12/6/2017	592,852	439,872	49,135	6,766	533,497
Friendswood Capital Corporation	3/26/2022	413,919	317,492	23,029	4,597	367,991
Total Acquisitions		$ 2,103,301	$ 1,493,383	$ 81,517	$ 18,267	$ 1,727,201

FINANCIAL CONDITION

Loans, Allowance for Credit Losses and Asset Quality

Loans

The types of loans originated by the Company are subject to federal and state laws and regulations. Interest rates charged on loans are affected principally by the demand for such loans and the supply of money available for lending purposes and the rates offered by our competitors. These factors are, in turn, affected by general and economic conditions, the monetary policy of the federal government, including the FRB, legislative tax policies and governmental budgetary matters.

The Company's lending activities are subject to underwriting standards and loan origination procedures established by our Board of Directors and management. Loan originations are obtained through a variety of sources, primarily existing customers as well as new customers obtained from referrals and local advertising and promotional efforts. one- to four-family residential mortgage loan applications and consumer loan applications are taken at any of the Bank's branch offices. Applications for other loans typically are taken personally by one of our loan officers, although they may be received by a branch office initially and then referred to a loan officer. All loan applications are processed and underwritten centrally at the Bank's main office.

Total loans in portfolio (which does not include mortgage loans held for sale) increased $25.8 million, or 1.0%, from December 31, 2024 to $2.7 billion at December 31, 2025.

The following table summarizes the composition of the Company's loan portfolio as of the dates indicated.

	December 31,				
(dollars in thousands)	**2025**	**2024**	**2023**	**2022**	**2021**
Real estate loans:					
One- to four-family first mortgage	$ 493,446	$ 501,225	$ 433,401	$ 389,616	$ 350,843
Home equity loans and lines	92,574	79,097	68,977	61,863	60,312
Commercial real estate	1,190,388	1,158,781	1,192,691	1,152,537	801,624
Construction and land	329,227	352,263	340,724	313,175	259,652
Multi-family residential	177,825	178,568	107,263	100,588	90,518
Total real estate loans	2,283,460	2,269,934	2,143,056	2,017,779	1,562,949
Other loans:					
Commercial and industrial	430,517	418,627	405,659	377,894	244,123
Consumer	30,046	29,624	32,923	35,077	33,021
Total other loans	460,563	448,251	438,582	412,971	277,144
Total loans	$ 2,744,023	$ 2,718,185	$ 2,581,638	$ 2,430,750	$ 1,840,093

The following table reflects contractual loan maturities as of December 31, 2025, unadjusted for scheduled principal reductions, prepayments, or repricing opportunities. The table also reflects the portion of loans due after one year that have fixed or variable interest rates.

	Amounts as of December 31, 2025 which mature in:				
(dollars in thousands)	**One year or less**	**After one but within five years**	**After five but within fifteen years**	**After fifteen years**	**Total**
One- to four-family first mortgage	$ 46,197	$ 120,593	$ 65,731	$ 260,925	$ 493,446
Home equity loans and lines	4,251	11,852	5,775	70,696	92,574
Commercial real estate	194,280	542,983	305,996	147,129	1,190,388
Construction and land	259,605	54,438	12,593	2,591	329,227
Multi-family residential	33,825	120,651	11,559	11,790	177,825
Commercial and industrial	186,011	159,624	82,181	2,701	430,517
Consumer	5,128	13,703	10,313	902	30,046
Total	$ 729,297	$ 1,023,844	$ 494,148	$ 496,734	$ 2,744,023
Loans with fixed interest rates:					
One- to four-family first mortgage		$ 94,623	$ 30,020	$ 111,340	$ 235,983
Home equity loans and lines		3,402	4,510	140	8,052
Commercial real estate		426,512	199,304	6,548	632,364
Construction and land		18,157	4,145	—	22,302
Multi-family residential		103,799	9,414	553	113,766
Commercial and industrial		75,418	61,412	2,476	139,306
Consumer		10,013	9,719	802	20,534
Total		$ 731,924	$ 318,524	$ 121,859	$ 1,172,307

(dollars in thousands)	One year or less	After one but within five years	After five but within fifteen years	After fifteen years	Total
Amounts as of December 31, 2025 which mature in:					
Loans with variable interest rates:					
One- to four-family first mortgage	$ 25,970	$ 35,711	$ 149,585	$ 211,266	
Home equity loans and lines	8,450	1,265	70,556	80,271	
Commercial real estate	116,471	106,692	140,581	363,744	
Construction and land	36,281	8,448	2,591	47,320	
Multi-family residential	16,852	2,145	11,237	30,234	
Commercial and industrial	84,206	20,769	225	105,200	
Consumer	3,690	594	100	4,384	
Total	$ 291,920	$ 175,624	$ 374,875	$ 842,419	

Allowance for Credit Losses

Management recalculates the ACL at least quarterly to reassess the estimate of credit losses for the total portfolio at the relevant reporting date. For more information on the adoption of ASC 326 and the Company's relevant accounting policies, refer to Note 2 of the Consolidated Financial Statements in Item 8.

The following table presents the activity in the allowance for credit losses for the years indicated.

(dollars in thousands)	2025	2024	2023	2022	2021
For the Years Ended December 31,					
Allowance for loan losses:					
Beginning balance	$ 32,916	$ 31,537	$ 29,299	$ 21,089	$ 32,963
Provision for acquired PCD loans	—	—	—	1,415	—
Provision for loan losses	1,134	2,415	2,341	7,489	(10,161)
Loans charged off:					
One- to four-family first mortgage	(14)	—	(12)	(80)	(176)
Home equity loans and lines	—	(22)	—	—	(6)
Commercial real estate	(21)	—	(29)	(270)	(1,337)
Construction and land	(101)	(123)	—	—	—
Multi-family residential	—	—	—	—	—
Commercial and industrial	(865)	(875)	(255)	(792)	(599)
Consumer	(362)	(265)	(175)	(256)	(187)
Recoveries on charged off loans	455	249	368	704	592
Ending balance - allowance for loan losses	$ 33,142	$ 32,916	$ 31,537	$ 29,299	$ 21,089
Allowance for unfunded lending commitments:					
Beginning balance	$ 2,700	$ 2,594	$ 2,093	$ 1,815	$ 1,425
(Reversal) provision for losses on unfunded commitments	(1,075)	106	501	278	390
Ending balance - allowance for unfunded commitments	1,625	2,700	2,594	2,093	1,815
Total allowance for credit losses	$ 34,767	$ 35,616	$ 34,131	$ 31,392	$ 22,904

At December 31, 2025, the ALL totaled $33.1 million, or 1.21% of total loans, and the ACL, which includes the reserve for unfunded lending commitments, totaled $34.8 million, or 1.27% of total loans. For the year ended December 31, 2025, the Company provisioned $1.1 million of the allowance for loan losses compared to a provision of $2.4 million for the year ended December 31, 2024. The increase in the provision for loan losses during 2025 and 2024 primarily reflected our loan growth during the year.

The following table presents the allocation of the allowance for loan losses as of December 31 for the years indicated.

	December 31,									
	2025		**2024**		**2023**		**2022**		**2021**	
(dollars in thousands)	**Amount**	**% Loans**	**Amount**	**% Loans**	**Amount**	**% Loans**	**Amount**	**% Loans**	**Amount**	**% Loans**
One-to four-family first mortgage	$ 5,062	18.0%	$ 4,430	18.4%	$ 3,255	16.8%	$ 2,883	16.0%	$ 1,944	19.1%
Home equity loans and lines	1,335	3.4	801	2.9	688	2.7	624	2.6	508	3.2
Commercial real estate	14,503	43.4	13,521	42.6	14,805	46.2	13,814	47.4	10,454	43.6
Construction and land	2,813	12.0	5,484	13.0	5,415	13.2	4,680	12.9	3,572	14.1
Multi-family residential	1,499	6.4	1,090	6.6	474	4.1	572	4.1	457	4.9
Commercial and industrial	7,138	15.7	6,861	15.4	6,166	15.7	6,024	15.6	3,520	13.3
Consumer	792	1.1	729	1.1	734	1.3	702	1.4	634	1.8
Total	$33,142	100.0%	$32,916	100.0%	$31,537	100.0%	$29,299	100.0%	$21,089	100.0%

The following table shows credit ratios at and for the periods indicated and each component of the ratio's calculation:

	For the Years Ended December 31,				
	2025	**2024**	**2023**	**2022**	**2021**
Allowance for loan losses as a percentage of total loans outstanding	1.21%	1.21%	1.22%	1.21%	1.15%
Allowance for loan losses	$ 33,142	$ 32,916	$ 31,537	$ 29,299	$ 21,089
Total loans outstanding	$2,744,023	$2,718,185	$2,581,638	$2,430,750	$1,840,093
Nonaccrual loans as a percentage of total loans outstanding	1.24%	0.50%	0.34%	0.43%	0.72%
Total nonaccrual loans	$ 34,111	$ 13,582	$ 8,814	$ 10,513	$ 13,269
Total loans outstanding	$2,744,023	$2,718,185	$2,581,638	$2,430,750	$1,840,093
Allowance for loan losses as a percentage of nonaccrual loans	97.16%	242.35%	357.81%	278.69%	158.93%
Allowance for loan losses	$ 33,142	$ 32,916	$ 31,537	$ 29,299	$ 21,089
Total nonaccrual loans	$ 34,111	$ 13,582	$ 8,814	$ 10,513	$ 13,269

	For the Years Ended December 31,				
	2025	2024	2023	2022	2021
Net charge-offs during period to average loans outstanding:					
One-to four family residential loans	—%	—%	0.01%	(0.01)%	(0.04)%
Net charge-offs	$ (3)	$ 4	$ 31	$ (41)	$ (131)
Average loans outstanding	$500,162	$458,984	$414,780	$367,570	$372,207
Net charge-offs during period to average loans outstanding:					
Home equity loans and lines	0.04%	0.02%	0.01%	0.02%	0.03%
Net charge-offs	$ 36	$ 14	$ 6	$ 14	$ 19
Average loans outstanding	$ 83,034	$ 73,955	$ 66,428	$ 60,023	$ 62,957
Net charge-offs during period to average loans outstanding:					
Commercial real estate	— %	— %	0.01 %	(0.03)%	(0.17)%
Net charge-offs	$ (21)	$ —	$ 71	$ (270)	$ (1,337)
Average loans outstanding	$1,186,210	$1,203,114	$1,170,475	$1,024,610	$769,950
Net charge-offs during period to average loans outstanding:					
Construction and land	(0.03)%	(0.04)%	— %	— %	0.03 %
Net charge-offs	$ (101)	$ (123)	$ —	$ —	$ 63
Average loans outstanding	$342,867	$336,020	$328,218	$297,218	$241,725
Net charge-offs during period to average loans outstanding:					
Multi-family residential	— %	0.01 %	— %	— %	— %
Net charge-offs	$ —	$ 12	$ —	$ —	$ —
Average loans outstanding	$182,366	$134,664	$104,166	$97,753	$87,101
Net charge-offs during period to average loans outstanding:					
Commercial and industrial	(0.12)%	(0.17)%	(0.02)%	(0.10)%	(0.08)%
Net charge-offs	$ (510)	$ (712)	$ (75)	$ (283)	$ (286)
Average loans outstanding	$417,218	$414,362	$392,397	$294,459	$356,180
Net charge-offs during period to average loans outstanding:					
Consumer	(1.02)%	(0.73)%	(0.40)%	(0.34)%	(0.12)%
Net charge-offs	$ (309)	$ (231)	$ (136)	$ (114)	$ (41)
Average loans outstanding	$30,406	$31,570	$33,837	$33,334	$35,647

Asset Quality

One of management's key objectives has been, and continues to be, maintaining a high level of asset quality. In addition to maintaining credit standards for new loan originations, we proactively monitor loans and collection and workout processes of delinquent or problem loans. When a borrower fails to make a scheduled payment, we attempt to cure the deficiency by making personal contact with the borrower. Initial contacts are generally made within 10 days after the date payment is due. In most cases, deficiencies are promptly resolved. If the delinquency continues, late charges are assessed and additional efforts are made to collect the deficiency. All loans which are designated as "special mention," classified or which are delinquent 90 days or more are reported to the Board of Directors of the Bank monthly. For loans where the collection of principal or interest payments is doubtful, the accrual of interest income ceases. It is our policy, with certain limited exceptions, to discontinue accruing interest and reverse any interest accrued on any loan which is 90 days or more past due. On occasion, this action may be taken earlier if the financial condition of the borrower raises significant concern with regard to their ability to service the debt in accordance with the terms of the loan agreement. Interest income is not accrued on these loans until the borrower's financial condition and payment record demonstrate an ability to service the debt.

Loans that do not share similar risk characteristics are individually evaluated and are excluded from the pooled loan analysis. Large groups of smaller balance, homogeneous loans are collectively evaluated for impairment. Loans collectively evaluated for impairment include smaller balance commercial loans, residential real estate loans and consumer loans. These loans are evaluated as a group because they have similar characteristics and performance experience. Larger (i.e., loans with balances of $500,000 or greater) commercial real estate loans, multi-family residential loans, construction and land loans and commercial and industrial loans are individually evaluated for impairment. Third party property valuations are obtained at the time of origination for real estate secured loans. When a determination is made that a loan has deteriorated to the point of becoming a problem loan, updated valuations may be ordered to help determine if there is impairment, which may lead to a recommendation for partial charge off or appropriate allowance allocation. Property valuations are ordered through, and are reviewed by, an appraisal officer at the Bank. The Bank typically orders an "as is" valuation for collateral property if a loan is in a criticized loan classification. The Board of Directors is provided with monthly reports on individually evaluated loans.

At December 31, 2025 and 2024, loans identified as individually evaluated for expected losses were $6.2 million and $5.0 million, respectively. Due to the adoption of ASC 326, total loans identified as impaired and individually evaluated at December 31, 2025 included $1.2 million of acquired loans, of which none were acquired with deteriorated credit quality. For more information on the adoption of ASC 326, refer to Note 2 of the Consolidated Financial Statements in Item 8.

The following tables provide a summary of loans individually evaluated for expected losses as of the dates indicated.

(dollars in thousands)	December 31, 2025		
	Recorded Investment	Allowance for Loan Losses	Allowance to Total Loans
Loans Individually Evaluated			
One- to four-family first mortgage	$ 2,304	$ 411	17.84 %
Home equity loans and lines	—	—	—
Commercial real estate	2,162	362	16.74
Construction and land	520	—	—
Multi-family residential	603	136	22.55
Commercial and industrial	617	356	57.70
Consumer	—	—	—
Total	$ 6,206	$ 1,265	20.38 %

| | December 31, 2024 | | |
(dollars in thousands)	Recorded Investment	Allowance for Loan Losses	Allowance to Total Loans
Loans Individually Evaluated			
One- to four-family first mortgage	$ —	$ —	— %
Home equity loans and lines	—	—	—
Commercial real estate	4,718	200	4.24
Construction and land	—	—	—
Multi-family residential	—	—	—
Commercial and industrial	254	248	97.64
Consumer	—	—	—
Total	$ 4,972	$ 448	9.01 %

Federal regulations and our policies require that we utilize an internal asset classification system as a means of reporting problem and potential problem assets. We have incorporated an internal asset classification system, substantially consistent with Federal banking regulations, as a part of our credit monitoring system. Federal banking regulations set forth a classification scheme for problem and potential problem assets as "substandard," "doubtful" or "loss" assets. An asset is considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard" with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. In addition to classified assets, assets which do not currently expose the Bank to sufficient risk to be classified may be categorized as "special mention." Special mention assets have an existing weakness that could cause future impairment.

At December 31, 2025 and 2024, we had a total of $61.1 million and $35.8 million, respectively, in loans classified as substandard. We had no assets classified as doubtful or loss at either date. For additional information, see Note 5 to the Consolidated Financial Statements in Item 8.

A bank's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by Federal bank regulators which can order the establishment of additional general or specific loss allowances. The Federal banking agencies have adopted an interagency policy statement on the allowance for loan and lease losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation guidelines. Generally, the policy statement recommends that institutions have effective systems and controls to identify, monitor and address asset quality problems; that management analyze all significant factors that affect the collectability of the portfolio in a reasonable manner; and that management establish acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. Due to the adoption of ASC 326 on January 1, 2020, management maintains, based on current and forecasted information, an ACL that reflects a current estimate of expected credit losses for the estimated life of the loan portfolio at reporting periods subsequent to the adoption date. For all reporting periods, actual losses are uncertain and dependent upon future events and, as such, further additions to the level of ACL may become necessary.

The following table sets forth the composition of the Company's total nonperforming assets and troubled debt restructurings as of the dates indicated.

			December 31,		
(dollars in thousands)	2025	2024	2023	2022	2021
Nonaccrual loans:					
Real estate loans:					
One- to four-family first mortgage	$ 6,531	$ 7,039	$ 1,600	$ 2,300	$ 3,575
Home equity loans and lines	531	279	208	34	38
Commercial real estate	9,011	3,304	5,203	6,945	8,431
Construction and land	15,367	1,622	1,181	315	258
Multi-family residential	1,281	—	—	—	—
Other loans:					
Commercial and industrial	1,344	1,311	331	378	763
Consumer	46	27	291	541	204
Total nonaccrual loans	34,111	13,582	8,814	10,513	13,269
Accruing loans 90 days or more past due	65	16	—	2	6
Total nonperforming loans	34,176	13,598	8,814	10,515	13,275
Foreclosed assets and ORE	1,929	2,010	1,575	461	1,189
Total nonperforming assets	36,105	15,608	10,389	10,976	14,464
Performing troubled debt restructurings[1]	—	—	—	6,205	4,963
Total nonperforming assets and troubled debt restructurings	$ 36,105	$ 15,608	$ 10,389	$ 17,181	$ 19,427
Nonperforming loans to total loans	1.25 %	0.50 %	0.34 %	0.43 %	0.72 %
Nonperforming loans to total assets	0.98 %	0.39 %	0.27 %	0.33 %	0.45 %
Nonaccrual loans to total loans	1.24%	0.50%	0.34%	0.43%	0.72%
Nonperforming assets to total assets	1.03 %	0.45 %	0.31 %	0.34 %	0.49 %
Total loans outstanding	$2,744,023	$2,718,185	$2,581,638	$2,430,750	$1,840,093
Total assets outstanding	$3,492,626	$3,443,668	$3,320,122	$3,228,280	$2,938,244

[1]   With the adoption of ASU 2022-02, effective January 1, 2023, TDR accounting has been eliminated.

Total nonperforming assets increased by $20.5 million, or 131.3%, to $36.1 million at December 31, 2025, compared to $15.6 million at December 31, 2024. The increase in NPAs during 2025 was primarily due to eight loan relationships totaling $21.5 million, which were put on nonaccrual during the year, partially offset by payoffs and paydowns. The ratio of nonperforming assets to total assets was 1.03% at December 31, 2025, compared to 0.45% at December 31, 2024.

As of December 31, 2025, total nonperforming loans were up $20.6 million, or 151.3%, from December 31, 2024. Foreclosed assets and Other real estate ("ORE") were down $81,000, or 4.0%, from December 31, 2024.

Investment Securities

The Company invests in securities pursuant to our Investment Policy, which has been approved by our Board of Directors. The Investment Policy is designed primarily to manage the interest rate sensitivity of our assets and liabilities, to generate a favorable return without incurring undue interest rate or credit risk and to provide and maintain liquidity. The Asset-Liability Committee ("ALCO"), comprised of the Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Chief Risk Officer, Chief Banking Officer, Chief Administrative Officer, Director of Financial Management and Director of Retail, monitors investment activity and ensures that investments are consistent with the Investment Policy. The Board of Directors of the Company reviews investment activity monthly.

The investment securities portfolio decreased by an aggregate of $11.3 million, or 2.8%, during 2025. Securities available for sale made up 99.7% of the investment securities portfolio as of December 31, 2025. The following table sets forth the amortized cost and market value of our investment securities portfolio as of the dates indicated.

	December 31,					
	2025		2024		2023	
(dollars in thousands)	Amortized Cost	Market Value	Amortized Cost	Market Value	Amortized Cost	Market Value
Available for sale:						
U.S. agency mortgage-backed	$ 284,749	$ 267,650	$ 291,351	$ 261,873	$ 314,569	$ 283,853
Collateralized mortgage obligations	61,185	60,327	73,931	71,389	82,764	79,262
Municipal bonds	53,018	48,147	53,458	45,829	53,891	46,674
U.S. government agency	11,441	11,003	18,079	17,128	19,151	18,049
Corporate bonds	4,491	4,321	6,985	6,573	6,982	6,088
Total available for sale	414,884	391,448	443,804	402,792	477,357	433,926
Held to maturity:						
Municipal bonds	1,065	1,066	1,065	1,065	1,065	1,066
Total held to maturity	1,065	1,066	1,065	1,065	1,065	1,066
Total investment securities	$ 415,949	$ 392,514	$ 444,869	$ 403,857	$ 478,422	$ 434,992

The following table sets forth the fixed versus adjustable rate profile of the investment securities portfolio as of the dates indicated. All amounts are shown at amortized cost.

	December 31,		
(dollars in thousands)	2025	2024	2023
Fixed rate:			
Available for sale	$ 396,026	$ 420,577	$ 451,517
Held to maturity	1,065	1,065	1,065
Total fixed rate	397,091	421,642	452,582
Adjustable rate:			
Available for sale	18,858	23,227	25,840
Total adjustable rate	18,858	23,227	25,840
Total investment securities	$ 415,949	$ 444,869	$ 478,422

The following table sets forth the amount of investment securities which mature during each of the periods indicated and the weighted average yields for each range of maturities as of December 31, 2025. No tax-exempt yields have been adjusted to a tax-equivalent basis. All amounts are shown at amortized cost.

	Amounts as of December 31, 2025 which mature in:				
(dollars in thousands)	One Year or Less	After One Year Through Five Years	After Five Through Ten Years	Over Ten Years	Total
Available for sale:					
U.S. agency mortgage-backed	$ 23,388	$ 79,809	$ 67,641	$ 113,911	$ 284,749
Collateralized mortgage obligations	14,989	32,412	417	13,367	61,185
Municipal bonds	—	11,051	38,859	3,108	53,018
U.S. government agency	—	2,046	9,395	—	11,441
Corporate bonds	—	991	3,500	—	4,491
Total available for sale	38,377	126,309	119,812	130,386	414,884
Weighted average yield	2.60 %	2.68 %	2.46 %	2.37 %	2.51 %

(dollars in thousands)	Amounts as of December 31, 2025 which mature in:				
	One Year or Less	After One Year Through Five Years	After Five Through Ten Years	Over Ten Years	Total
Held to maturity:					
Municipal bonds	1,065	—	—	—	1,065
Total held to maturity	1,065	—	—	—	1,065
Weighted average yield	4.00 %	— %	— %	— %	4.00 %
Total investment securities	$ 39,442	$ 126,309	$ 119,812	$ 130,386	$ 415,949
Weighted average yield	2.64 %	2.68 %	2.46 %	2.37 %	2.52 %

The following table summarizes activity in the Company's investment securities portfolio during 2025.

(dollars in thousands)	Available for Sale	Held to Maturity
Balance, December 31, 2024	$ 402,792	$ 1,065
Purchases	26,039	—
Principal maturities, prepayments and calls	(54,775)	—
Amortization of premiums and accretion of discounts	(184)	—
Increase in market value	17,576	—
Balance, December 31, 2025	$ 391,448	$ 1,065

As of December 31, 2025, the Company had a net unrealized loss on its available for sale investment securities portfolio of $23.4 million, compared to a net unrealized loss of $41.0 million as of December 31, 2024. Management has determined that the declines in the fair value of these securities were not attributable to credit losses. The Company has the intent and ability to hold the securities until maturity or until anticipated recovery.

Funding Sources

General

Deposits, loan repayments and prepayments, proceeds from investment securities sales, calls, maturities and paydowns, cash flows generated from operations and FHLB advances are our primary, ongoing sources of funds for use in lending, investing and for other general purposes.

Deposits

The Company offers a variety of deposit accounts with a range of interest rates and terms. Our deposits consist of checking, both interest-bearing and noninterest-bearing, money market, savings and certificate of deposit accounts.

The flow of deposits is influenced significantly by general economic conditions, changes in market interest rates and competition. Our deposits are obtained predominantly from the areas where our branch offices are located. We have historically relied primarily on a high level of customer service and long-standing relationships with customers to attract and retain deposits; however, market interest rates and rates offered by competitors significantly affect our ability to attract and retain deposits.

Total deposits were $3.0 billion as of December 31, 2025, up $192.1 million, or 6.9%, compared to December 31, 2024. Certificates of deposits totaled $805.6 million as of December 31, 2025, up $71.7 million, or 9.8%, compared to December 31, 2024. The following table sets forth the composition of the Company's deposits as of the dates indicated.

		December 31,			Increase/(Decrease)	
(dollars in thousands)		2025		2024	Amount	Percent
Demand deposit	$	792,951	$	733,073	$ 59,878	8.2 %
Savings		201,265		210,977	(9,712)	(4.6)
Money market		518,740		457,483	61,257	13.4
NOW		654,227		645,246	8,981	1.4
Certificates of deposit		805,623		733,917	71,706	9.8
Total deposits	$	2,972,806	$	2,780,696	$ 192,110	6.9 %

The following table shows the daily average balances of deposits by type and weighted-average rate paid for the periods indicated.

	For the Years Ended December 31,								
(dollars in thousands)	2025			2024			2023		
	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid	Average Balance	Interest Expense	Average Rate Paid
Noninterest-bearing demand deposits	$ 773,650			$ 747,640			$ 821,592		
Interest-bearing deposits									
Interest-bearing demand deposits	632,396	8,442	1.33 %	625,005	8,008	1.28 %	638,846	5,464	0.86 %
Savings	205,431	1,114	0.54	219,880	1,209	0.55	265,850	1,079	0.41
Money market accounts	478,372	13,019	2.72	432,198	11,983	2.77	389,959	6,881	1.76
Certificates of deposit	793,858	30,802	3.88	704,981	31,580	4.48	465,710	14,080	3.02
Total interest-bearing deposits	2,110,057	53,377	2.53%	1,982,064	52,780	2.66%	1,760,365	27,504	1.56%
Total deposits	$ 2,883,707			$ 2,729,704			$ 2,581,957		

The total amount of our uninsured deposits (deposits in excess of $250,000, as calculated in accordance with FDIC regulations) were $885.4 million at December 31, 2025 and $813.6 million at December 31, 2024. Certificates of deposit in the amount of $250,000 and over increased $28.5 million, or 12.5%, from $228.4 million at December 31, 2024 to $256.9 million at December 31, 2025. The following table details the remaining maturity of large-denomination certificates of deposit of $250,000 and over as of the dates indicated.

		December 31,				
(dollars in thousands)		2025		2024		2023
3 months or less	$	137,794	$	134,885	$	46,372
3 - 6 months		72,789		45,424		33,421
6 - 12 months		43,662		38,623		89,262
12 - 36 months		2,236		8,538		20,366
More than 36 months		381		922		1,312
Total certificates of deposit greater than $250,000	$	256,862	$	228,392	$	190,733

Subordinated Debt

On June 30, 2022, the Company issued $55.0 million in aggregate principal amount of its 5.75% Fixed-to-Floating Rate Subordinated Notes due 2032 (the "Notes"). The Notes were issued at a price equal to 100% of the aggregate principal amount. The Notes have a stated maturity date of June 30, 2032 and bear interest at a fixed rate of 5.75% per year from and including the issue date to but excluding June 30, 2027. From June 30, 2027, the Notes bear interest at a floating rate equal to the then current three-month term secured overnight financing rate ("SOFR"), plus 282 basis points. The Notes may be redeemed by the Company, in whole or in part, on or after June 30, 2027. The Notes are intended to qualify as Tier 2 capital for regulatory purposes.

The carrying value of subordinated debt was $54.7 million and $54.5 million at December 31, 2025 and December 31, 2024, respectively. The subordinated debt was recorded net of issuance costs, which is being amortized using the straight-line method over five years.

Other Borrowings

On March 12, 2023, the Federal Reserve Board created the Bank Term Funding Program ("BTFP"), which offers loans to banks with a term up to one year with no prepayment penalty. The loans are secured by pledging qualifying securities and are valued at par for collateral purposes. The Bank participated in the BTFP during 2024 and paid off the loan before December 31, 2024. The average balance of other borrowings, which included the BTFP loan in 2024 was $4.3 million during 2025, down $124.4 million from 2024.

Federal Home Loan Bank Advances

Advances from the FHLB may be obtained by the Company upon the security of the common stock it owns in the FHLB and certain real estate loans and investment securities, provided certain standards related to creditworthiness have been met. Such advances are made pursuant to several credit programs, each of which has its own interest rate and range of maturities. Advances from the FHLB may be either short-term, maturities of one year or less, or long-term, maturities in excess of one year.

The Company had no short-term FHLB advances as of December 31, 2025, down $137.2 million, or 100.0%, compared to $137.2 million as of December 31, 2024. Long-term FHLB advances totaled $3.0 million as of December 31, 2025, down $35.3 million, or 92.1%, compared to $38.3 million as of December 31, 2024.

Average FHLB advances were $83.7 million during 2025, up $26.7 million, or 46.9%, from 2024.

Shareholders' Equity

Shareholders' equity provides a source of permanent funding, allows for future growth and provides the Company with a cushion to withstand unforeseen adverse developments. At December 31, 2025, shareholders' equity totaled $435.1 million, up $39.0 million, or 9.8%, compared to $396.1 million at December 31, 2024. The increase was primarily due to the Company's earnings for the year ended December 31, 2025 and a reduction in accumulated other comprehensive loss, partially offset by shareholders' dividends and repurchases of shares of the Company's common stock.

RESULTS OF OPERATIONS

Net income in 2025 was $46.1 million, up $9.6 million, or 26.5%, compared to 2024. Diluted earnings per share ("EPS") for 2025 was $5.87, up $1.32, or 29.0%, from 2024. For the year ended December 31, 2025, the Company provisioned $1.1 million to the allowance for loan losses compared to a provision of $2.4 million for the year ended December 31, 2024.

Net income in 2024 was $36.4 million, down $3.8 million, or 9.5%, compared to 2023. Diluted EPS for 2024 was $4.55, down $0.44, or 8.8% from 2023. For the year ended December 31, 2024, the Company provisioned $2.4 million to the allowance for loan losses compared to a provision of $2.3 million for the year ended December 31, 2023.

Net Interest Income

Net interest income is the difference between the interest income earned on interest-earning assets, such as loans and investment securities, and the interest expense paid on interest-bearing liabilities, such as deposits and borrowings. Our net interest income is largely determined by our net interest spread, which is the difference between the average yield earned on interest-earning assets and the average rate paid on interest-bearing liabilities, and the relative amounts of interest-earning assets and interest-bearing liabilities. The Company's net interest spread was 3.20%, 2.84% and 3.20% for the years ended December 31, 2025, 2024, and 2023, respectively.

Net interest income totaled $133.3 million in 2025, up $13.0 million, or 10.8%, compared to $120.3 million in 2024. The increase was primarily due to a decline in cost of interest-bearing liabilities and an increase in average yield earned on interest-earning assets. Total interest expense decreased $4.0 million, or 6.2%, in 2025 compared to 2024 primarily related to the absence of interest expense associated with the BTFP loan, which paid off in 2024, partially offset by an increase in FHLB borrowing interest during 2025. The average cost of total interest-bearing deposits decreased by 13 basis points to 2.53% in 2025.

In 2024, net interest income totaled $120.3 million, down $430,000, or 0.4%, compared to $120.7 million in 2023. The decrease in net interest income for 2024 compared to 2023 was primarily due to the cost and increase in average interest-bearing liabilities outpacing the yield and increase in average interest-earning assets. Total interest expense increased $21.5 million, or 50.1%, in 2024 compared to 2023 primarily related to higher deposit costs during 2024 compared to 2023. The average cost of total interest-bearing deposits in 2024 totaled 2.66%, up 110 basis points from 2023.

The Company's net interest margin, which is net interest income as a percentage of average interest-earning assets, was 4.03%, 3.71%, and 3.89% during the years ended December 31, 2025, 2024, and 2023, respectively.

The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income to the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rate; (iii) net interest income; (iv) net interest spread; and (v) net interest margin. Information is based on average monthly balances during the indicated periods. Taxable equivalent ("TE") yields have been calculated using a marginal tax rate of 21%.

| (dollars in thousands) | For the Years Ended December 31, | | | | | | | | |
| | 2025 | | | 2024 | | | 2023 | | |
	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate
Interest-earning assets:									
Loans receivable[(1)]	$2,742,263	$179,474	6.47%	$2,652,669	$170,255	6.33%	$2,510,301	$149,338	5.88%
Investment securities[(TE)]									
Taxable	405,677	10,006	2.47	443,523	10,618	2.39	485,201	11,537	2.38
Tax-exempt	16,073	288	2.27	16,262	290	2.26	19,322	367	2.41
Total investment securities	421,750	10,294	2.46	459,785	10,908	2.39	504,523	11,904	2.38
Other interest-earning assets	97,720	4,004	4.10	71,498	3,604	5.04	54,323	2,421	4.46
Total interest-earning assets[(TE)]	3,261,733	193,772	5.88	3,183,952	184,767	5.74	3,069,147	163,663	5.28
Noninterest-earning assets	211,709			202,769			193,673		
Total assets	$3,473,442			$3,386,721			$3,262,820		
Interest-bearing liabilities:									
Deposits:									
Savings, checking and money market	$1,316,199	$22,575	1.72%	$1,277,083	$21,200	1.66%	$1,294,655	$13,424	1.04%
Certificates of deposit	793,858	30,802	3.88	704,981	31,580	4.48	465,710	14,080	3.02
Total interest-bearing deposits	2,110,057	53,377	2.53	1,982,064	52,780	2.66	1,760,365	27,504	1.56
Other borrowings	4,348	168	3.86	128,699	6,094	4.74	5,567	214	3.84
Subordinated debt	54,567	3,379	6.19	54,348	3,381	6.22	54,128	3,390	6.26
FHLB advances	83,681	3,594	4.24	56,956	2,250	3.92	243,513	11,863	4.81
Total interest-bearing liabilities	2,252,653	60,518	2.68	2,222,067	64,505	2.90	2,063,573	42,971	2.08
Noninterest-bearing liabilities	807,132			783,458			851,942		
Total liabilities	3,059,785			3,005,525			2,915,515		
Shareholders' equity	413,657			381,196			347,305		
Total liabilities and shareholders' equity	$3,473,442			$3,386,721			$3,262,820		
Net interest-earning assets	$1,009,080			$ 961,885			$1,005,574		
Net interest income; net interest spread[(TE)]		$133,254	3.20%		$120,262	2.84%		$120,692	3.20%
Net interest margin[(TE)]			4.03%			3.71%			3.89%

(1) Nonperforming loans are included in the respective average loan balances, net of deferred fees, discounts and loans in process. Acquired loans were recorded at fair value upon acquisition and accrete interest income over the remaining life of the respective loans.

The following table displays the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in average volume between periods times prior year rate), (ii) changes attributable to rate (changes in average rate between periods times prior year volume) and (iii) total increase (decrease).

(dollars in thousands)	2025 Compared to 2024 Change Attributable To			2024 Compared to 2023 Change Attributable To		
	Rate	Volume	Total Increase (Decrease)	Rate	Volume	Total Increase (Decrease)
Interest income:						
Loans receivable	$ 4,378	$ 4,841	$ 9,219	$ 10,851	$ 10,066	$ 20,917
Investment securities	(153)	(461)	(614)	(359)	(637)	(996)
Other interest-earning assets	(51)	451	400	535	648	1,183
Total interest income	4,174	4,831	9,005	11,027	10,077	21,104
Interest expense:						
Savings, checking and money market accounts	537	838	1,375	4,719	3,057	7,776
Certificates of deposit	(1,423)	645	(778)	8,693	8,807	17,500
Other borrowings	(2,363)	(3,563)	(5,926)	2,350	3,530	5,880
Subordinated debt	(5)	3	(2)	(9)	—	(9)
FHLB advances	429	915	1,344	(3,570)	(6,043)	(9,613)
Total interest expense	(2,825)	(1,162)	(3,987)	12,183	9,351	21,534
Increase (decrease) in net interest income	$ 6,999	$ 5,993	$ 12,992	$ (1,156)	$ 726	$ (430)

Interest income includes interest income earned on earning assets as well as applicable loan fees earned. Interest income that would have been earned on nonaccrual loans had they been on accrual status is not included in the data reported above.

Provision for Loan Losses

For the year ended December 31, 2025, the Company provisioned $1.1 million to the allowance for loan losses compared to a provision of $2.4 million and $2.3 million for 2024 and 2023, respectively. The provision for loan losses during 2025 reflected our assessment of the change in expected losses due primarily to loan growth during the year.

Net charge-offs were $908,000 for 2025, compared to net charge-offs of $1.0 million and $103,000 for 2024 and 2023, respectively. Net loan charge-offs for 2025 were primarily attributable to commercial and industrial, consumer, and construction and land loans. Net loan charge-offs during 2024 were primarily attributable to commercial and industrial, consumer, and construction and land loans.

Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations - Financial Condition - Allowance for Credit Losses" provides additional information on the changes in the ALL and ACL.

Noninterest Income

The following table illustrates the primary components of noninterest income for the years indicated.

(dollars in thousands)		2025		2024	2025 vs 2024 Percent Increase (Decrease)		2023	2024 vs 2023 Percent Increase (Decrease)
Noninterest income:								
Service fees and charges	$	5,500	$	5,118	7.5 %	$	4,992	2.5 %
Bank card fees		6,598		6,525	1.1		7,051	(7.5)
Gain on sale of loans, net		860		470	83.0		816	(42.4)
Income from bank-owned life insurance		1,136		1,100	3.3		1,045	5.3
Loss on sale of securities, net		—		—	—		(249)	(100.0)
Gain (loss) on sale of assets, net		3		33	(90.9)		(27)	(222.2)
Other income		1,364		1,379	(1.1)		1,008	36.8
Total noninterest income	$	15,461	$	14,625	5.7 %	$	14,636	(0.1)%

2025 compared to 2024

Noninterest income for 2025 totaled $15.5 million, up $836,000, or 5.7%, compared to 2024. Gain on sale of loans for 2025 increased $390,000, or 83.0%, compared to 2024, primarily due to an increase in sales of SBA loans in 2025 compared to 2024.

Service fees and charges for 2025 increased $382,000, or 7.5%, compared to 2024, primarily due to an increase in service fees on deposit accounts in 2025 compared to 2024.

Bank card fees for 2025 increased $73,000, or 1.1%, compared to 2024, primarily due to an increase in credit card fees in 2025 compared to 2024.

2024 compared to 2023

Noninterest income for 2024 totaled $14.6 million, down $11,000, or 0.1%, compared to 2023. Income from bank card fees for 2024 was down $526,000, or 7.5%, from 2023, primarily due to to decreased transaction activity by our cardholders.

Gain on sale of loans for 2024 decreased $346,000, or 42.4%, compared to 2023, primarily due to less sales of SBA loans in 2024 compared to 2023.

Other income for 2024 increased $371,000, or 36.8%, compared to 2023 primarily due to derivative fee income and an increase in Small Business Investment Company ("SBIC") income.

Noninterest Expense

The following table illustrates the primary components of noninterest expense for the years indicated.

(dollars in thousands)		2025		2024	2025 vs 2024 Percent Increase (Decrease)		2023	2024 vs 2023 Percent Increase (Decrease)
Noninterest expense:								
Compensation and benefits	$	53,479	$	51,330	4.2 %	$	48,933	4.9 %
Occupancy		10,024		10,131	(1.1)		9,674	4.7
Marketing and advertising		1,965		2,000	(1.8)		2,146	(6.8)
Data processing and communication		10,374		10,241	1.3		9,372	9.3
Professional services		1,608		1,922	(16.3)		1,690	13.7
Forms, printing and supplies		802		794	1.0		781	1.7
Franchise and shares tax		1,868		1,863	0.3		1,755	6.2
Regulatory fees		1,908		1,954	(2.4)		2,040	(4.2)
Foreclosed assets, net		1,077		341	215.8		(547)	162.3

Amortization of acquisition intangible	1,087	1,328	(18.1)	1,601	(17.1)
(Reversal) provision for credit losses on unfunded commitments	(1,075)	106	(1,114.2)	501	(78.8)
Other expenses	6,446	5,279	22.1	4,895	7.8
Total noninterest expense	$ 89,563	$ 87,289	2.6 %	$ 82,841	5.4 %

2025 compared to 2024

Noninterest expense for 2025 totaled $89.6 million, up $2.3 million, or 2.6%, from 2024.

Compensation and benefits expense for 2025 was up $2.1 million, or 4.2%, compared to 2024, primarily due to increased salaries and compensation expense.

Other expenses for 2025 were up $1.2 million, or 22.1%, compared to 2024, primarily due to a write-off of an acquired SBA accounts receivable for guarantees in 2025.

Foreclosed assets, net for 2025 was up $736,000, or 215.8%, compared to 2024, primarily due to increased write-offs of foreclosed assets and related expenses in 2025.

In 2025, the Company recorded a $1.1 million reversal of provision for credit losses on unfunded commitments, compared to a $106,000 provision in 2024, primarily due to lower unfunded commitment levels and lower funding rate estimates based on observed historical funding in 2025.

2024 compared to 2023

Noninterest expense for 2024 totaled $87.3 million, up $4.4 million, or 5.4%, from 2023.

Compensation and benefits expense for 2024 was up $2.4 million, or 4.9%, compared to 2023, primarily due to increased salaries and compensation expense.

Data processing and communication for 2024 was up $869,000, or 9.3%, compared to 2023, primarily due to increases in cost of maintenance contracts in 2024.

Occupancy expense for 2024 was up $457,000, or 4.7%, compared to 2023, primarily due to an additional lease in our Houston market.

In 2024, the Company recorded a $341,000 expenses related to foreclosed assets, compared to a $547,000 reversal in 2023, primarily due to a $769,000 recovery of a previous loss on a foreclosed asset.

Provision for credit losses on unfunded commitments decreased $395,000, or 78.8%, compared to 2023, primarily due to a decrease in funding commitments.

Income Taxes

For the years ended December 31, 2025, 2024 and 2023, the Company incurred income tax expense of $12.0 million, $8.8 million and $9.9 million, respectively. The Company's effective tax rate was 20.6%, 19.4%, and 19.8% for 2025, 2024 and 2023, respectively.

The Company's effective tax rate in 2025 increased compared to 2024 due to variances in items that are non-taxable or non-deductible. The Company's effective tax rate in 2024 decreased compared to 2023 due to variances in items that are non-taxable or non-deductible. See Note 15 to the Consolidated Financial Statements in Item 8 for additional information concerning our income taxes.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of funds are from deposits, amortization of loans, loan prepayments and the maturity of loans, investment securities and other investments and other funds provided from operations. While scheduled payments from the amortization of loans and investment securities and maturing investment securities are relatively predictable sources of funds, deposit flows and loan prepayments can be greatly influenced by general interest rates, economic conditions and competition. We also maintain excess funds in short-term, interest-bearing assets that provide additional liquidity.

We use our liquidity to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets and to meet operating expenses. At December 31, 2025, certificates of deposit maturing within the next 12 months totaled $781.2 million. Based upon historical experience, we anticipate that a significant portion of the maturing certificates of deposit will be redeposited with us.

In addition to cash flows from loan and securities payments and prepayments as well as from sales of available for sale securities, we have significant borrowing capacity available to fund liquidity needs. In recent years, we have utilized borrowings as a cost efficient addition to deposits as a source of funds. Our borrowings consist of advances from the FHLB, of which we are a member. Under terms of the collateral agreement with the FHLB, we may pledge residential mortgage loans and mortgage-backed securities as well as our stock in the FHLB as collateral for such advances. For the year ended December 31, 2025, the average balance of our outstanding FHLB advances was $83.7 million. At December 31, 2025, we had $3.0 million in outstanding FHLB advances and $1.3 billion in additional FHLB advances available to us.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits. On a longer-term basis, the Company maintains a strategy of investing in various lending and investment security products. The Company uses its sources of funds primarily to meet its ongoing commitments and fund loan commitments. The Company has been able to generate sufficient cash through its deposits, as well as borrowings, and anticipates it will continue to have sufficient funds to meet its liquidity requirements.

ASSET/ LIABILITY MANAGEMENT AND MARKET RISK

The objective of asset/liability management is to implement strategies for the funding and deployment of the Company's financial resources that are expected to maximize soundness and profitability over time at acceptable levels of risk. Interest rate sensitivity is the potential impact of changing rate environments on both net interest income and cash flows. The Company measures its interest rate sensitivity over the near term primarily by running net interest income simulations.

Our interest rate sensitivity is also monitored by management through the use of models which generate estimates of the change in its net interest income over a range of interest rate scenarios. Based on the Company's interest rate risk model, the table below sets forth the results of immediate and sustained changes in interest rates as of December 31, 2025.

Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
+200	7.1
+100	3.6
-100	(4.1)
-200	(8.3)

The actual impact of changes in interest rates will depend on many factors. These factors include the Company's ability to achieve expected growth in interest-earning assets and maintain a desired mix of interest-earning assets and interest-bearing liabilities, the actual timing of asset and liability repricing, the magnitude of interest rate changes and corresponding movement in interest rate spreads and the level of success of asset/liability management strategies.

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises primarily from the interest rate risk, which is inherent in our lending and deposit taking activities. To that end, management actively monitors and manages interest rate risk exposure. In addition to market risk, our primary risk is credit risk on our loan portfolio. We attempt to manage credit risk through our loan underwriting and oversight policies.

The principal objective of our interest rate risk management function is to evaluate the interest rate risk embedded in certain balance sheet accounts, determine the level of risk appropriate given our business strategy, operating environment, capital and liquidity requirements, performance objectives and interest rate environment and manage the risk consistent with approved guidelines. We seek to manage our exposure to risks from changes in interest rates while at the same time trying to improve our net interest spread. We monitor interest rate risk as such risk relates to our operating strategies. ALCO is responsible for reviewing our asset/liability and investment policies and interest rate risk position. ALCO meets at least quarterly. The extent of the movement of interest rates is an uncertainty that could have a negative impact on future earnings.

We primarily have utilized the following strategies in our efforts to manage interest rate risk:

- we have increased our originations of shorter term loans, particularly commercial real estate and commercial and industrial loans;

- we generally sell our conforming long-term (30-year) fixed-rate one- to four--family residential mortgage loans into the secondary market; and

- we have invested in securities, consisting primarily of mortgage-backed securities and collateral mortgage obligations, with relatively short average lives, generally three to five years, and we maintain adequate amounts of liquid assets.

In addition to the strategies above, on occasion the Company has entered into certain interest rate swap agreements as part of its interest rate risk management strategy. The Company's objectives in using interest rate derivatives are to manage its exposure to interest rate movements. During 2025 and 2024, such derivatives were used to hedge the variable cost associated with existing variable rate liabilities. Refer to Note 14. Derivatives and Hedging Activities of the Consolidated Financial Statements in Item 8 for more information on the effects of the derivative financial instruments on the consolidated financial statements.

To meet the financing needs of its customers, the Company issues financial instruments which represent conditional obligations that are not recognized, wholly or in part, in the statements of financial condition. These financial instruments include commitments to extend credit and standby letters of credit. Such instruments expose the Company to varying degrees of credit and interest rate risk in much the same way as funded loans. The same credit policies are used in these commitments as for on-balance sheet instruments. The Company's exposure to credit losses from these financial instruments is represented by their contractual amounts.

The following table summarizes our outstanding commitments to originate loans and to advance additional amounts pursuant to outstanding letters of credit, lines of credit and the undisbursed portion of construction loans as of December 31 of the years indicated.

	Contract Amount	
(dollars in thousands)	**2025**	**2024**
Standby letters of credit	$ 8,724	$ 6,502
Available portion of lines of credit	498,442	488,930
Undisbursed portion of loans in process	69,223	76,424
Commitments to originate loans	165,251	161,482

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to be drawn upon, the total commitment amounts generally represent future cash requirements.

Unfunded commitments under commercial lines of credit and revolving credit lines are commitments for possible future extensions of credit to existing customers. These lines of credit usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

The following table summarizes our outstanding commitments to originate loans and to advance additional amounts pursuant to outstanding letters of credit, lines of credit and the undisbursed portion of construction loans as of December 31, 2025.

(dollars in thousands)	Less Than One Year	One to Three Years	Three to Five Years	Over Five Years	Total
Unused commercial lines of credit	$ 164,393	$ 157,607	$ 13,672	$ 4,654	$ 340,326
Unused personal lines of credit	55,526	19,446	6,270	76,874	158,116
Undisbursed portion of loans in process	40,705	28,012	506	—	69,223
Standby letters of credit	7,909	815	—	—	8,724
Commitments to originate loans	153,496	11,755	—	—	165,251
Total	$ 422,029	$ 217,635	$ 20,448	$ 81,528	$ 741,640

The Company has utilized leasing arrangements to support the ongoing activities of the Company. The required payments under such commitments and other contractual cash commitments as of December 31, 2025 are shown in the following table.

(dollars in thousands)	2026	2027	2028	2029	2030	Thereafter	Total
Operating leases	$ 1,303	$ 1,249	$ 1,159	$ 1,150	$ 1,126	$ 9,034	$ 15,021
Certificates of deposit	781,236	15,006	4,046	2,732	1,580	1,023	805,623
Subordinated debt	—	—	—	—	—	55,000	55,000
Long-term FHLB advances	3,024	—	—	—	—	—	3,024
Total	$785,563	$ 16,255	$ 5,205	$ 3,882	$ 2,706	$ 65,057	$878,668

Item 7A.   **Quantitative and Qualitative Disclosures about Market Risk.**

The information contained in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations – Asset/Liability Management and Market Risk" in Item 7 hereof is incorporated herein by reference.



Item 8. Financial Statements and Supplementary Data.

WIPFLI

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Home Bancorp, Inc.
Lafayette, Louisiana

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated statements of financial condition of Home Bancorp, Inc. and subsidiary (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively, the consolidated financial statements). We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter below does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Estimate of the allowance for loan losses – reserves related to collectively evaluated loans

As described in Notes 2 and 5 to the consolidated financial statements, the Company's allowance for loan losses ("ALL") totaled $33.1 million of which $31.9 million relates to collectively evaluated loans ("general reserves"). The Company has identified loan pools with similar risk characteristics. The Company estimated the general reserves for all loan pools using the discounted cash flow method, except for general reserves for the credit card portfolio which were estimated using the remaining life method.

The discounted cash flow method utilizes loan-level term information (including maturity date, payment amount, and interest rate) and certain assumptions by management (including default rates, prepayment speeds, and curtailment rates) to estimate the expected future discounted cash flows for the full life of each loan pool. The results of the discounted cash flow calculations are aggregated by pool to produce the net present value of each loan pool. The net present value of each loan pool is used to calculate the ALL reserve based on the book balance of the pool. The reserves are then adjusted for certain qualitative factors related to current conditions in addition to adjustments for reasonable and supportable forecasts for future periods to arrive at general reserves.

The remaining life method utilized by the Company to estimate general reserves for the credit card portfolio applies historical loss rates to the portfolio over the estimated remaining life of the portfolio then adjusts for certain qualitative factors related to current conditions in addition to adjustments for reasonable and supportable forecasts for future periods to arrive at general reserves for credit cards.

We identified management's selection of qualitative factor adjustments, including reasonable and supportable forecasts, used in the calculation of general reserves as a critical audit matter. Management's selection of qualitative factor adjustments, including reasonable and supportable forecasts, which are used to adjust the quantitative historical losses (both upwards and downwards), are highly subjective and could have a significant impact on the allowance for loan losses. Auditing these complex judgments and assumptions involved especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill and knowledge needed.

The primary audit procedures we performed to address this critical audit matter included:

- We evaluated the design and tested the operating effectiveness of relevant controls relating to the Company's ALL calculation, including controls over the segmentation of the loan portfolio, the completeness and accuracy of data used in the calculation, the periods and assumptions used in the calculation, the determination of qualitative factors including reasonable and supportable forecasts, and the precision of management's review and approval of the calculation and resulting estimate.

- We tested the Company's ALL calculation for computational accuracy.

- We tested the completeness and accuracy of the information used by management to calculate general reserves, including evaluating the relevance and reliability of such information.

- We evaluated management's judgments and assumptions used in the development of the qualitative factor adjustments, including reasonable and supportable forecasts, for reasonableness, and tested the reliability of the underlying data on which these factors are based, by comparing information to source documents and external information sources.

- We analyzed the qualitative factor adjustments in comparison to observable data utilized by management and to historical periods to evaluate the directional consistency in relation to the Company's loan portfolio and local economy.

- We evaluated the completeness and accuracy of disclosures made within the consolidated financial statements with regards to the ALL.

We have served as the Company's auditor since 2009.

Wipfli LLP

Atlanta, Georgia
March 6, 2026

HOME BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
(dollars in thousands)	2025	2024
Assets		
Cash and cash equivalents	$ 141,605	$ 98,548
Investment securities available for sale, at fair value (amortized cost $414,884 and $443,804, respectively)	391,448	402,792
Investment securities held to maturity (fair values of $1,066 and $1,065, respectively)	1,065	1,065
Mortgage loans held for sale	1,558	832
Loans, net of unearned income	2,744,023	2,718,185
Allowance for loan losses	(33,142)	(32,916)
Total loans, net of unearned income and allowance for loan losses	2,710,881	2,685,269
Office properties and equipment, net	48,995	42,324
Cash surrender value of bank-owned life insurance	49,557	48,421
Goodwill and core deposit intangibles	83,957	85,044
Accrued interest receivable and other assets	63,560	79,373
Total Assets	$ 3,492,626	$ 3,443,668
Liabilities		
Deposits:		
Noninterest-bearing	$ 792,951	$ 733,073
Interest-bearing	2,179,855	2,047,623
Total deposits	2,972,806	2,780,696
Other borrowings	—	5,539
Subordinated debt, net of unamortized issuance cost	54,675	54,459
Short-term Federal Home Loan Bank advances	—	137,220
Long-term Federal Home Loan Bank advances	3,024	38,326
Accrued interest payable and other liabilities	27,027	31,340
Total Liabilities	3,057,532	3,047,580
Shareholders' Equity		
Preferred stock, $0.01 par value - 10,000,000 shares authorized; none issued	—	—
Common stock, $0.01 par value - 40,000,000 shares authorized; 7,831,342 and 8,091,522 shares issued and outstanding, respectively	78	81
Additional paid-in capital	168,963	168,138
Unallocated common stock held by:		
Employee Stock Ownership Plan (ESOP)	(982)	(1,339)
Retained earnings	284,834	259,190
Accumulated other comprehensive loss	(17,799)	(29,982)
Total Shareholders' Equity	435,094	396,088
Total Liabilities and Shareholders' Equity	$ 3,492,626	$ 3,443,668

The accompanying Notes are an integral part of these Consolidated Financial Statements.

HOME BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

	For the Years Ended December 31,		
(dollars in thousands except per share data)	2025	2024	2023
Interest Income			
Loans, including fees	$ 179,474	$ 170,255	$ 149,338
Investment securities:			
Taxable interest	10,006	10,618	11,537
Tax-exempt interest	288	290	367
Other investments and deposits	4,004	3,604	2,421
Total interest income	193,772	184,767	163,663
Interest Expense			
Deposits	53,377	52,780	27,504
Other borrowings expense	168	6,094	214
Subordinated debt expense	3,379	3,381	3,390
Short-term Federal Home Loan Bank advances	3,078	963	10,727
Long-term Federal Home Loan Bank advances	516	1,287	1,136
Total interest expense	60,518	64,505	42,971
Net interest income	133,254	120,262	120,692
Provision for loan losses	1,134	2,415	2,341
Net interest income after provision for loan losses	132,120	117,847	118,351
Noninterest Income			
Service fees and charges	5,500	5,118	4,992
Bank card fees	6,598	6,525	7,051
Gain on sale of loans, net	860	470	816
Income from bank-owned life insurance	1,136	1,100	1,045
Loss on sale of securities, net	—	—	(249)
Gain (loss) on sale of assets, net	3	33	(27)
Other income	1,364	1,379	1,008
Total noninterest income	15,461	14,625	14,636
Noninterest Expense			
Compensation and benefits	53,479	51,330	48,933
Occupancy	10,024	10,131	9,674
Marketing and advertising	1,965	2,000	2,146
Data processing and communication	10,374	10,241	9,372
Professional services	1,608	1,922	1,690
Forms, printing and supplies	802	794	781
Franchise and shares tax	1,868	1,863	1,755
Regulatory fees	1,908	1,954	2,040
Foreclosed assets, net	1,077	341	(547)
Amortization of acquisition intangible	1,087	1,328	1,601
(Reversal) provision for credit losses on unfunded commitments	(1,075)	106	501
Other expenses	6,446	5,279	4,895
Total noninterest expense	89,563	87,289	82,841
Income before income tax expense	58,018	45,183	50,146
Income tax expense	11,956	8,756	9,906
Net Income	$ 46,062	$ 36,427	$ 40,240
Earnings per share:			
Basic	$ 5.93	$ 4.58	$ 5.02
Diluted	$ 5.87	$ 4.55	$ 4.99
Cash dividends declared per common share	$ 1.14	$ 1.01	$ 1.00

The accompanying Notes are an integral part of these Consolidated Financial Statements.

HOME BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the Years Ended December 31,				
(dollars in thousands)		2025		2024		2023
Net Income	$	46,062	$	36,427	$	40,240
Other Comprehensive Income						
Unrealized gains on available for sale investment securities		17,576		2,419		11,088
Unrealized losses on cash flow hedges		(2,155)		(646)		(1,307)
Reclassification adjustment for losses included in net income		—		—		249
Tax effect		(3,238)		(373)		(2,105)
Other comprehensive income, net of taxes		12,183		1,400		7,925
Comprehensive Income	$	58,245	$	37,827	$	48,165

The accompanying Notes are an integral part of these Consolidated Financial Statements.

HOME BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(dollars in thousands except share and per share data)	Common Stock	Additional Paid-in Capital	Unallocated Common Stock Held by ESOP	Unallocated Common Stock Held by RRP	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance, December 31, 2022	$ 83	$ 164,942	$ (2,053)	$ (7)	$206,296	$ (39,307)	$ 329,954
Net income					40,240		40,240
Other comprehensive income						7,925	7,925
Purchase of Company's common stock at cost, 164,272 shares	(2)	(1,642)			(3,615)		(5,259)
Cash dividends declared, $1.00 per share					(8,222)		(8,222)
Common Stock issued under incentive plans, net of shares surrendered in payment, including tax benefit, 31,419 shares	—	409			(80)		329
Exercise of stock options	—	102					102
RRP shares released for allocation		(6)		6			—
ESOP shares released for allocation		1,111	357				1,468
Share-based compensation cost		907					907
Balance, December 31, 2023	$ 81	$ 165,823	$ (1,696)	$ (1)	$234,619	$ (31,382)	$ 367,444
Net income					36,427		36,427
Other comprehensive income						1,400	1,400
Purchase of Company's common stock at cost, 124,634 shares	(1)	(1,245)			(3,528)		(4,774)
Cash dividends declared, $1.01 per share					(8,189)		(8,189)
Common stock issued under incentive plans, net of shares surrendered in payment, including tax benefit, 54,475 shares	1	1,024			(139)		886
Exercise of stock options	—	130					130
RRP shares released for allocation		(1)		1			—
ESOP shares released for allocation		1,286	357				1,643
Share-based compensation cost		1,121					1,121
Balance, December 31, 2024	$ 81	$ 168,138	$ (1,339)	$ —	$259,190	$ (29,982)	$ 396,088
Net income					46,062		46,062
Other comprehensive income						12,183	12,183
Purchase of Company's common stock at cost, 321,590 shares	(3)	(3,213)			(11,139)		(14,355)
Cash dividends declared, $1.14 per share					(8,988)		(8,988)
Common stock issued under incentive plans, net of shares surrendered in payment, including tax benefit, 58,760 shares	—	931			(291)		640
Exercise of stock options	—	87					87
ESOP shares released for allocation		1,623	357				1,980
Share-based compensation cost		1,397					1,397
Balance, December 31, 2025	$ 78	$ 168,963	$ (982)	$ —	$284,834	$ (17,799)	$ 435,094

The accompanying Notes are an integral part of these Consolidated Financial Statements.

HOME BANCORP, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)	For the Years Ended December 31, 2025	2024	2023
Cash flows from operating activities, net of effects of acquisitions:			
Net income	$ 46,062	$ 36,427	$ 40,240
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,134	2,415	2,341
(Reversal) provision for unfunded commitments	(1,075)	106	501
Depreciation	3,311	3,498	3,571
Amortization and accretion of purchase accounting valuations and intangibles	2,395	3,073	3,682
Losses on equity investments	182	—	—
Federal Home Loan Bank stock dividends	(370)	(497)	(607)
Net amortization of premium on investments	184	281	374
Amortization of subordinated debt issuance cost	216	218	228
Loss on sale of securities, net	—	—	249
Gain on sale of loans, net	(860)	(470)	(816)
(Gain) loss on sale of assets, net	(3)	(33)	27
Proceeds, including principal payments, from loans held for sale	72,572	48,373	16,540
Originations of loans held for sale	(72,747)	(48,488)	(16,638)
Non-cash compensation	3,377	2,764	2,375
Deferred income tax benefit	(123)	(44)	(33)
Decrease (increase) in accrued interest receivable and other assets	4,627	527	(8,023)
Increase in cash surrender value of bank-owned life insurance	(1,136)	(1,100)	(1,045)
(Decrease) increase in accrued interest payable and other liabilities	(3,238)	1,681	(1,610)
Net cash provided by operating activities	54,508	48,731	41,356
Cash flows from investing activities, net of effects of acquisitions:			
Purchases of securities available for sale	(26,039)	(10,507)	—
Proceeds from maturities, prepayments and calls on securities available for sale	54,775	43,779	49,554
Proceeds from sales on securities available for sale	—	—	13,762
Increase in loans, net	(30,659)	(141,753)	(154,666)
Decrease in interest-bearing deposits in banks	—	99	250
Proceeds from sale of foreclosed assets	2,620	2,159	809
Purchases of office properties and equipment	(10,166)	(4,057)	(2,022)
Proceeds from sale of office properties and equipment	187	248	4
Purchase of Federal Home Loan Bank stock	(1,582)	(4,409)	(5,215)
Proceeds from redemption of Federal Home Loan Bank stock	7,987	7,335	3,269
Net cash used in investing activities	(2,877)	(107,106)	(94,255)
Cash flows from financing activities, net of effects of acquisitions:			
Increase in deposits, net	192,103	110,208	37,883
Borrowings on Federal Home Loan Bank advances	3,598,901	1,072,850	17,420,575
Repayments of Federal Home Loan Bank advances	(3,771,423)	(1,090,019)	(17,404,079)
Repayments of other borrowings	(5,539)	—	—
Proceeds from exercise of stock options	87	130	102
Issuance of stock under incentive plans	640	886	329
Dividends paid to shareholders	(8,988)	(8,189)	(8,222)
Purchase of Company's common stock	(14,355)	(4,774)	(5,259)
Net cash (used in) provided by financing activities	(8,574)	81,092	41,329
Net change in cash and cash equivalents	43,057	22,717	(11,570)
Cash and cash equivalents at beginning of year	98,548	75,831	87,401
Cash and cash equivalents at end of year	$ 141,605	$ 98,548	$ 75,831
Supplementary cash flow information:			
Interest paid on deposits and borrowed funds	$ 61,640	$ 62,099	$ 41,884
Income taxes paid	13,370	6,491	12,630
Noncash investing and financing activities:			
Loans transferred to ORE, net of charge offs	2,922	2,396	1,793
Recognition of new operating leases	—	177	3,321

The accompanying Notes are an integral part of these Consolidated Financial Statements.

HOME BANCORP, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Home Bancorp, Inc., a Louisiana corporation (the "Company"), is the parent holding company for Home Bank, N.A. (the "Bank"). The Bank is a national bank and wholly owned subsidiary of the Company. The Company and Bank are headquartered in Lafayette, Louisiana. As of December 31, 2025, the Company was a bank holding company. The Bank established HB Investment Fund I, LLC and HB Investment Fund II, LLC, as wholly-owned subsidiaries of the Bank to invest in New Markets Tax Credits ("NMTC") and Federal Tax Credits ("FTC") in our market areas. HB Investment Fund I, LLC was dissolved in October 2025 due to the conclusion of the NMTC compliance period for this subsidiary.

In 2010, the Bank expanded into the Northshore (of Lake Pontchartrain) region through a Federal Deposit Insurance Corporation ("FDIC") assisted acquisition of certain assets and liabilities of the former Statewide Bank. In July 2011, the Bank expanded into the Greater New Orleans region through its acquisition of GS Financial Corporation, the former holding company of Guaranty Savings Bank. In February 2014, the Bank expanded into west Mississippi through its acquisition of Britton & Koontz Capital Corporation, the holding company for Britton & Koontz Bank, N.A. of Natchez, Mississippi. In September 2015, the Bank expanded its presence in the Greater New Orleans region through the acquisition of Louisiana Bancorp, Inc., the former holding company of Bank of New Orleans of Metairie, Louisiana. In December 2017, the Bank expanded its presence in the Acadiana market through the acquisition of St. Martin Bancshares ("SMB"), the former holding company of St. Martin Bank & Trust Company of St. Martinville, Louisiana. In March 2022, the Bank expanded into the Houston, Texas region through the acquisition of Friendswood Capital Corporation ("Friendswood"), the former holding company of Texan Bank, N.A. ("Texan Bank") of Houston, Texas. As of December 31, 2025, the Bank conducted business from 43 banking offices in the Acadiana, Northshore, Baton Rouge, Greater New Orleans, Natchez and Houston regions of south Louisiana, west Mississippi, and east Texas.

The Bank is primarily engaged in attracting deposits from the general public and using those funds to invest in loans and investment securities. The Bank's principal sources of funds are customer deposits, repayments of loans, repayments of investments and funds borrowed from outside sources such as the Federal Home Loan Bank ("FHLB") of Dallas. The Bank derives its income principally from interest earned on loans and investment securities and, to a lesser extent, from fees received in connection with the origination of loans, service charges on deposit accounts and for other services. The Bank's primary expenses are general operating expenses and interest expense on deposits and borrowings. Management considers all of our operations to be aggregated in one reportable operating segment. For additional information regarding segment reporting, see Note 2. Summary of Significant Accounting Policies.

The Company's primary banking regulator is the Board of Governors of the Federal Reserve System (the"Federal Reserve"). The Bank's primary regulator is the Office of the Comptroller of the Currency ("OCC"). Its deposits are insured to the maximum amount permissible under federal law by the FDIC.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company, the Bank, HB Investment Fund I, LLC and HB Investment Fund II, LLC. All significant intercompany balances and transactions have been eliminated in consolidation.

Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure through the date of filing for this Annual Report on Form 10-K with the U.S. Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term include, but are not limited to, the determination of the allowance for credit losses, income taxes, the valuation of foreclosed assets and other real estate ("ORE"), goodwill and other intangible assets, acquisition accounting valuations and valuation of share-based compensation.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, due from banks and interest-bearing deposits with the FHLB. The Company considers all highly liquid debt instruments with original maturities of three months or less (excluding interest-bearing deposits in banks) to be cash equivalents.

The Bank may be required to maintain cash reserves with the Federal Reserve Bank. The requirement is dependent upon the Bank's cash on hand or noninterest-bearing balances. There was no reserve requirement as of December 31, 2025 or 2024.

Investment Securities

The Company follows the guidance under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, *Investments – Debt and Equity Securities*. This standard addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities. Under the topic, investment securities, which the Company both positively intends and has the ability to hold to maturity, are classified as held to maturity and carried at amortized cost.

Investment securities that are acquired with the intention of being resold in the near term are classified as trading securities under ASC 320 and are carried at fair value, with unrealized holding gains and losses recognized in current earnings. The Company did not hold any securities for trading purposes at, or during the years ended, December 31, 2025 or 2024.

Securities not meeting the criteria of either trading securities or held to maturity are classified as available for sale and are carried at fair value. Unrealized holding gains and losses for these securities are recognized, net of related income tax effects, in the Consolidated Statements of Comprehensive Income.

Interest income earned on securities either held to maturity or available for sale is included in current earnings, including the amortization of premiums and the accretion of discounts using the interest method. Amortization of premiums and accretion of discounts are recognized in interest income using the effective interest method. Premiums that exceed the amount repayable by the issuer at the next call date are amortized to the next call date. Other premiums and discounts are amortized (accreted) over the estimated lives of the securities. The gain or loss realized on the sale of securities classified as available for sale or held to maturity, as determined using the specific identification method for determining the cost of the securities sold, is computed with reference to its amortized cost and is also included in current earnings.

ASC 326 requires expected credit related losses for available for sale debt securities to be recorded through an allowance for credit losses, while non-credit related losses or declines in fair value continue to be recognized through other comprehensive income ("OCI"). Under the guidance, the Company is also required to evaluate held to maturity debt securities for expected credit losses.

We evaluate our investment securities portfolio for credit-related impairment at least quarterly, and more frequently when economic and market conditions warrant such evaluations. Consideration is given to numerous factors including, but not limited to, the extent to which the fair value is less than the amortized cost basis; adverse conditions causing changes in the financial condition of the issuer of the security or underlying loan guarantors; changes to the rating of the security by a rating agency; and the Company's intent to sell a security or whether it is more likely than not the Company will be required to sell the security before the recovery of its amortized cost, which may extend to maturity.

The Company performs a process to determine whether declines in the fair value of securities has resulted from credit losses or other factors. This process involves evaluating each security for any indicators of potential credit losses by monitoring credit performance, collateral type, collateral geography, bond credit support, loan-to-value ratios, credit scores, loss severity levels, pricing levels, downgrades by rating agencies, cash flow projections and other factors as indicators of potential credit issues. If this evaluation indicates the existence of credit losses, the Company compares the present value of cash flows expected to be collected from the security with the amortized cost basis. If the present value of expected cash flows is less than the amortized cost basis, an allowance for credit losses is recorded, limited by the amount that the fair value of the security is less than its amortized cost. Subsequent changes in the allowance for credit losses on securities are recorded with a corresponding provision for credit losses on the Consolidated Statement of Income. If the Company intends to sell the debt security or it is more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, the security is written down to fair value against the allowance for credit losses, with any additional impairment reported on the Consolidated Statement of Income. The Company applies the practical expedient that permits the exclusion of the accrued interest receivable balance from amortized cost basis of financing receivables.

Loans Held for Sale

The Company sells mortgage loans and loan participations for an amount equal to the principal amount of loans or participations with yields to investors based upon current market rates. Realized gains and losses related to loan sales are included in noninterest income.

The Company allocates the cost to acquire or originate a mortgage loan between the loan and the right to service the loan if it intends to sell or securitize the loan and retain servicing rights. In addition, the Company periodically assesses capitalized mortgage servicing rights for impairment based on the fair value of such rights. To the extent that temporary impairment exists, write-downs are recognized in current earnings as an adjustment to the corresponding valuation allowance. Permanent impairment is recognized through a write-down of the asset with a corresponding reduction in the valuation allowance. For purposes of performing its impairment evaluation, the portfolio is stratified on the basis of certain risk characteristics, including loan type and interest rates. Capitalized servicing rights are amortized over the period of, and in proportion to, estimated net servicing income, which considers appropriate prepayment assumptions.

For financial reporting purposes, the Company classifies a portion of its loans as "Mortgage loans held for sale". Included in this category are loans which the Company has the current intent to sell and loans which are available to be sold in the event that the Company determines that loans should be sold to support the Company's investment and liquidity objectives, as well as to support its overall asset and liability management strategies. Loans included in this category for which the Company has the current intention to sell are recorded at the lower of aggregate cost or fair value. As of December 31, 2025 and 2024, the Company had $1,558,000 and $832,000, respectively, in loans classified as "Mortgage loans held for sale."

Loans

The following describes the distinction between originated and acquired loans and certain significant accounting policies relevant to each category.

Originated Loans

Originated loans are carried net of discounts on loan originations and are amortized using the level yield interest method over the remaining contractual life of the loan. Nonrefundable loan origination fees, net of direct loan origination costs, are deferred and recognized over the life of the loan as an adjustment of yield using the interest method.

Interest on loans receivable is accrued as earned using the interest method over the life of the loan. Interest on loans deemed uncollectible is excluded from income. The accrual of interest is discontinued and reversed against current income, with certain limited exceptions, once loans become more than 90 days past due or earlier if conditions warrant. The past due status of loans is determined based on the contractual terms. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged against interest income on loans. Interest payments are applied to reduce the principal balance on nonaccrual loans. Loans are returned to accrual status when all past due payments are received in full and future payments are probable.

Third party property valuations are obtained at the time of origination for real estate secured loans. When a determination is made that a loan has deteriorated to the point of being deemed a criticized or classified loan, updated valuations may be ordered to help determine if there is impairment, which may lead to a recommendation for partial charge off or appropriate allowance allocation. Property valuations are ordered through, and reviewed by, the Company's Appraisal and Review Department. The Company typically orders an "as is" valuation for collateral property if the loan is in a criticized loan classification.

Loans, or portions of loans, are charged off in the period that such loans, or portions thereof, are deemed uncollectible. The collectability of individual loans is determined through an estimate of the fair value of the underlying collateral and/or assessment of the financial condition and repayment capacity of the borrower.

Acquired Loans

Loans purchased in acquisition transactions are acquired loans, and are recorded at their estimated fair value on the acquisition date.

Acquired loans that have evidence of more-than-insignificant deterioration in credit quality since origination are considered purchased credit deteriorated ("PCD") loans. At acquisition, an estimate of expected credit losses is made for PCD loans. This initial allowance for credit losses is allocated to individual PCD loans and added to the purchase price or acquisition date fair value to establish the initial amortized cost basis of the PCD loans. Any difference between the unpaid principal balance of PCD loans and the amortized cost basis is considered to relate to noncredit factors, resulting in a discount or premium that is amortized to interest income. For acquired loans not deemed PCD loans at acquisition, the difference between the initial fair value mark and the unpaid principal balance are recognized in interest income over the estimated life of the loans. In addition, an initial allowance for expected credit losses is estimated and recorded as provision expense at the acquisition date. The subsequent measurement of expected credit losses for all acquired loans is the same as the subsequent measurement of expected credit losses for originated loans.

Allowance for Credit Losses

ASC 326, *Financial Instruments - Credit Losses,* significantly changed the impairment model for most financial assets that are measured at amortized cost, including off-balance sheet credit exposures, from an incurred loss model to an expected loss model.

The allowance for credit losses ("ACL") is comprised of the allowance for loan losses, a valuation account available to absorb losses on loans and leases held for investment, and the reserve for unfunded lending commitments, a liability established to absorb credit losses for the expected life of the contractual term of on and off-balance sheet exposures as of the date of the determination. Quarterly, management estimates losses in the portfolio and unfunded exposures based on a number of factors, including the Company's past loan loss experience, known and potential risks in the portfolio, adverse situations that may affect the borrowers' ability to repay, the estimated value of any underlying collateral, and current and forecasted economic conditions.

Changes in the allowance for credit losses, which includes the allowance for loan losses and the reserve for unfunded lending commitments, are charged to current operations. Loans that are determined to be uncollectible are charged-off against the allowance for loan losses once that determination is made.

While management uses available information to make allowance evaluations, adjustments to the allowance may be necessary based on changes in economic and other conditions or changes in accounting guidance. The OCC, as an integral part of its examination processes, periodically reviews the allowance for credit losses. The OCC may require the recognition of adjustments to the allowance for credit losses based on its judgment of information available to it as of the time of its examinations. To the extent the OCC's estimates differ from management's estimates, additional provisions to the allowance for credit losses may be required as of the time of its examination. As part of the Bank's risk management program, an independent review is performed on the loan portfolio, which supplements management's assessment of the loan portfolio and the allowance for credit losses. The result of the independent review is reported directly to the Audit Committee of the Board of Directors.

Under ASC 326, the allowance for credit losses ("ACL") is measured on a pool basis when similar risk characteristics exist and is maintained at an amount which management believes is a current estimate of the expected credit losses for the full life of the relevant pool of loans and related unfunded lending commitments. The Company applies the practical expedient that permits the exclusion of the accrued interest receivable balance from amortized cost basis of financing receivables when measuring credit losses under ASC 326. The Company's ACL calculation estimates loan losses using the discounted cash flow method for all loan pools, except for the Company's credit card portfolio. As of December 31, 2025 and 2024, the Company had $6,882,000 and $5,907,000, respectively, in loans classified as credit cards, which are are included in the consumer loan pool. See Note 5. Expected losses are calculated using relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of future cash flows. Loan losses for the credit card portfolio are estimated using the remaining life method due to the limited complexity and size of this portfolio. The discounted cash flow analysis uses loan-level term information (e.g., maturity date, payment amount, interest rate, etc.) and pool-level assumptions (e.g., default rates, prepayment speeds, etc.) to produce expected future cash flows for the full life of every loan in the pool. The expected future cash flows are discounted and results are then aggregated to produce a net present value of the pool and ultimately the ACL requirement for the pool. The remaining life method applies a loss rate to a given pool of loans over the estimated remaining life of the given pool. The remaining life of the pool is based on historical data. The loss rates computed for each pool and expected pool-level funding rates are applied to the related unfunded lending commitments to calculate an ACL on unfunded amounts. For each pool of loans and the unfunded lending commitments, management also evaluates and applies qualitative adjustments to the calculated ACL based on several factors, including, but not limited to, changes in current and expected future economic conditions, changes in industry experience and loan concentrations, changes in the volume and severity of nonperforming assets, changes in lending policies and personnel and changes in the competitive and regulatory environment of the banking industry.

Loans that do not share similar risk characteristics are individually evaluated and are excluded from the pooled loan analysis. Individually analyzed loans generally include larger (i.e., credit relationships with balances of $500,000 or greater) commercial real estate loans, multi-family residential loans, construction and land loans, commercial and industrial loans and other loans as deemed appropriate by management for which it is probable that all amounts due under the contractual terms of the loan will not be collected. The ACL for loans that are individually evaluated is based on a comparison of the recorded investment in the loan with either the expected cash flows discounted using the loan's original effective interest rate, observable market price for the loan or the estimated fair value of the collateral underlying certain collateral-dependent loans.

The Company has identified the following portfolio segments based on the risk characteristics described in the table for its pooled loan analysis under ASC 326:

Loan Pool	Risk Characteristics
One- to four-family first mortgage	This category consists of loans secured by first liens on residential real estate. The performance of these loans may be adversely affected by, among other factors, unemployment rates, local residential real estate market conditions and the interest rate environment. Generally, these loans are for longer terms than home equity loans and lines.
Home equity loans and lines	This category consists of loans secured by first and junior liens on residential real estate. The performance of these loans may be adversely affected by, among other factors, unemployment rates, local residential real estate market conditions and the interest rate environment.
Commercial real estate ("CRE")	This category consists of loans primarily secured by office and industrial buildings, warehouses, retail shopping facilities and various special purpose properties, including hotels and restaurants. The performance of CRE loans may be adversely affected by, among other factors, conditions specific to the relevant industry, the real estate market for the property type and geographic region where the property or borrower is located.
Construction and land ("C&D")	This category consists of loans to finance the ground-up construction and/or improvement of residential and commercial properties and loans secured by land. The performance of C&D loans is generally dependent upon the successful completion of improvements and/or land development for the end user, the sale of the property to a third party, or a secondary source of cash flow from the owners. The successful completion of planned improvements and development may be adversely affected by changes in the estimated property value upon completion of construction, projected costs and other conditions leading to project delays.
Multi-family residential	This category consists of loans secured by apartment or residential buildings with five or more units used to accommodate households on a temporary or permanent basis. The performance of multi-family loans is generally dependent on the receipt of rental income from the tenants who occupy the subject property. The occupancy rate of the subject property and the ability of the tenants to pay rent may be adversely affected by the location of the subject property and local economic conditions.
Commercial and industrial ("C&I")	This category consists of secured and unsecured loans to purchase capital equipment, agriculture operating loans and other business loans for working capital and operating purposes. Secured loans are primarily secured by accounts receivable, inventory and other business assets. The performance of C&I loans may be adversely affected by, among other factors, conditions specific to the relevant industry, fluctuations in the value of the collateral and individual performance factors related to the borrower.
Consumer	This category consists of loans to individuals for household, family and other personal use. The performance of these loans may be adversely affected by national and local economic conditions, unemployment rates and other factors affecting the borrower's income available to service the debt.

Office Properties and Equipment

Office properties and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method with rates based on the estimated useful lives of the individual assets, which range from three to 40 years. Expenditures which substantially increase the useful lives of existing property and equipment are capitalized while routine expenditures for repairs and maintenance are expensed as incurred.

Operating Leases

In accordance with ASC 842, *Leases,* the Company recognizes lease assets and liabilities for both operating and capital leases. For lessees, lease assets represent the right-of-use ("ROU") leased assets for the relevant lease term and lease liabilities that represent the obligation to make lease payments. The Company has made an accounting policy election not to recognize short-term lease assets and liabilities (less than a 12 month term) or immaterial equipment leases in its balance sheets; instead, the Company recognizes the lease expense on a straight-line basis over the life of the lease. At December 31, 2025 and 2024, the Company's right-of-use assets, net of amortization, were $9,059,000 and $10,280,000, respectively. The Company's lease liabilities were $9,582,000 and $10,737,000 at December 31, 2025 and 2024, respectively. The Company reports its right-of-use assets and liabilities within accrued interest receivable and other assets and accrued interest payable and other liabilities, respectively, on the Consolidated Statements of Financial Condition. The ROU asset and lease liability are recognized at lease commencement based on the present value of the remaining lease payments, considering a discount rate that represents the Company's incremental borrowing rate. Operating lease expense is recognized on a straight-line basis over the lease term and is recognized in occupancy expense Consolidated Statements of Income. See Note 7 for additional information and disclosures on operating leases.

Cash Surrender Value of Bank-Owned Life Insurance

Life insurance contracts represent single premium life insurance contracts on the lives of certain officers of the Bank. The Bank is the beneficiary of these policies. These contracts are reported at their cash surrender value and changes in the cash surrender value are included in noninterest income.

Intangible Assets

Intangible assets consist of goodwill and core deposit intangibles. Goodwill and core deposit intangibles are presented together on the Consolidated Statements of Financial Condition. Goodwill represents the excess purchase price over the fair value of net assets acquired in business acquisitions. Goodwill is not amortized but rather is evaluated for impairment at least annually. Core deposit intangibles represent the estimated value related to customer deposit relationships assumed in the Company's acquisitions. Core deposit intangibles are being amortized over nine to 15 years. Core deposit intangibles are evaluated for impairment at least annually.

The Company recognizes the rights to service Small Business Association ("SBA") sold guaranteed portion of loans as a separate asset, which is recorded in other assets in the Consolidated Statements of Financial Condition, when servicing is contractually separated from the underlying loan by sale with servicing rights retained. The servicing asset is recorded at fair value at the time of sale for the right to service the portion sold. The Company periodically assesses SBA servicing rights for impairment based on the fair value of such rights. To the extent that temporary impairment exists, write-downs are recognized in current earnings as an adjustment to the corresponding valuation allowance. Permanent impairment is recognized through a write-down of the asset with a corresponding reduction in the valuation allowance. Capitalized servicing rights are amortized in proportion to, and over the period of, estimated net servicing income.

Foreclosed Assets and ORE

Foreclosed assets and other real estate ("ORE") includes real property and other assets that have been acquired as a result of foreclosure, and real property no longer used in the Bank's business. Foreclosed assets are recorded at fair value less estimated selling costs at the date acquired or upon receiving new property valuations. Write-downs from cost to fair value at the date of foreclosure are charged against the allowance for credit losses. ORE is recorded at the lower of its net book value or fair value at the date of transfer to ORE. Costs relating to the development and improvement of foreclosed assets and ORE are capitalized, and costs relating to holding and maintaining foreclosed assets and ORE are expensed. Valuations are performed periodically and a charge to operations is recorded if the carrying value of a property exceeds its fair value less selling costs. Generally, the Company appraises foreclosed assets and ORE at the time of foreclosure or transfer to ORE and at least every 12 months following the foreclosure or transfer to ORE. When the foreclosed property is sold, a gain or loss is recognized on the sale for the difference between the sales proceeds and the carrying amount of the property. Financed sales of foreclosed property are accounted for in accordance with ASC 610-20, *Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets*. The Company had $1,929,000 and $2,010,000 of foreclosed assets and ORE as of December 31, 2025 and 2024, respectively. Foreclosed assets and ORE are recorded in accrued interest receivable and other assets on the Consolidated Statements of Financial Condition.

Derivatives and Hedging Activities

As required by ASC 815, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

In accordance with the FASB's fair value measurement guidance (in ASU 2011-04), the Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Other Investments

Other investments are carried at cost and consist of Federal Reserve Bank ("FRB") stock, FHLB stock, First National Bankers Bank ("FNBB") stock, an investment in a Small Business Investment Company ("SBIC"), and a New Market Tax Credit ("NMTC") investment. The Company's other investments are not held for sale and do not have readily determinable fair values. As a member of the FRB and the FHLB, the Company is required to hold stock in the FRB and the FHLB. The FRB stock may not be sold or pledged as collateral. The FHLB stock is pledged as collateral for outstanding FHLB advances and its transfer is substantially restricted. A qualified investment in a Community Reinvestment Act ("CRA") mutual fund is carried at fair value with periodic changes in value recorded through the Consolidated Statement of Income. The Company's investments include investments in funds and membership shares that fund community development in low- and moderate-income areas. The Company's SBIC investment is guaranteed by the Small Business Association. Other investments totaled $12,242,000 and $23,171,000 as of December 31, 2025 and 2024, respectively. Other investments are reported in accrued interest receivable and other assets on the Consolidated Statements of Financial Condition.

Shareholders' Equity

Pursuant to applicable provisions of the Louisiana Business Corporation Act, shares reacquired by the Company are to be treated as authorized but unissued shares. For the years ended December 31, 2025, 2024 and 2023, the cost of shares repurchased by the Company has been allocated to common stock, additional paid-in capital, and retained earnings.

Transfer of Financial Assets

Transfers of financial assets are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Salary Continuation Agreements

The Company records the expense associated with its salary continuation agreements over the service periods of the persons covered under these agreements.

Revenue Recognition

In addition to lending and related activities, the Company offers various services to customers that generate revenue, certain of which are governed by ASC 606, *Revenue from Contracts with Customers*. The Company's services that fall within the scope of ASC 606 are presented within noninterest income and include service charges and fees, brokerage fees, and other transaction-based fees. Revenue is recognized when the transactions occur or as services are performed over primarily monthly or quarterly periods. Payment is typically received in the period the transactions occur. Fees may be fixed or, where applicable, based on a percentage of transaction size.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recorded for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income taxes during the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such asset is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable earnings and tax planning strategies.

The income tax benefit or expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities.

A tax position is recognized as a benefit only if it is more likely than not that the tax position would be sustained in a tax examination, with a tax examination presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50 percent likely of being realized on examination. For tax positions not meeting the more likely than not test, no tax benefit is recorded.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits, if applicable, in noninterest expense. During the years ended December 31, 2025, 2024 and 2023, the Company did not recognize any interest or penalties in its financial statements and did not record an accrued liability for interest or penalty payments.

Investments that generate investment tax credits are accounted for under the deferral method. Under the deferral method, the allowable investment credit is recognized as a reduction in income tax expense over the life of the acquired investment.

Stock-based Compensation Plans

The Company has issued stock options under the 2009 Stock Option Plan and the 2014 Equity Incentive Plan to directors, officers and other key employees. In accordance with the requirements of ASC 718, *Compensation – Stock Compensation*, the Company has adopted a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured as of the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

The Company has issued restricted stock under the 2009 Recognition and Retention Plan and restricted stock units under the 2014 Equity Incentive Plan and 2021 Equity Incentive Plan to directors, officers and other key employees. Awards under the plans may not be sold or otherwise transferred until certain restrictions have lapsed. The unearned compensation related to these awards is amortized to compensation expense over the service period, which is usually the vesting period. The total share-based compensation expense for these awards is determined based on the market price of the Company's common stock as of the date of grant applied to the total number of shares granted and is amortized over the vesting period.

Earnings Per Share

Earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance.

Comprehensive Income (Loss)

GAAP generally requires that recognized revenues, expenses, gains and losses be included in net earnings. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities and cash flow hedges, are reported as a separate component of the equity section of the balance sheets, such items, along with net earnings, are components of comprehensive income (loss). The tax effect for unrealized gains on investment securities and cash flow hedges was a $3,238,000 expense, a $373,000 expense and a $2,105,000 expense for the periods ending December 31, 2025,

2024 and 2023, respectively. Comprehensive income (loss) is reflected in the Consolidated Statements of Comprehensive Income.

Operating Segments

GAAP requires the reporting of operating segment information using a management approach. Reportable segments are defined as revenue-generating components for which discrete financial information is prepared and regularly reviewed by the chief operating decision maker ("CODM") for purposes of resource allocation and performance assessment. The Company operates under a unified banking strategy that delivers a consistent suite of products and services across all market areas and, accordingly, has determined that its banking operations constitute one reportable operating segment. The Company's senior executive management functions as its CODM. The CODM reviews consolidated financial information to allocate resources and assess performance. As these operations represent substantially all of the Company's consolidated activities, separate segment financial disclosures are not required.

Loss Contingency Disclosure

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current period presentation.

Recent Accounting Pronouncements

Recently Adopted Accounting Standards

ASU No. 2023-09, "*Improvements to Income Tax Disclosures*" ("ASU 2023-09") is intended to enhance the transparency and decision usefulness of income tax disclosures primarily through changes to the rate reconciliation and income taxes paid information. This update was effective for annual periods beginning after December 15, 2024, though early adoption is permitted. Adoption required enhancements to our income tax disclosures but did not have a significant impact on our financial reporting, or on our operational processes, controls and governance in support of the new guidance. The Company adopted ASU 2023-09 on a prospective basis. See Note 15 for additional information and disclosures on income taxes.

Issued but Not Yet Adopted Accounting Standards

ASU No. 2023-06, "*Disclosure Improvements: Codification Amendments in Response to the SEC's Disclosure Update and Simplification Initiative*" ("ASU 2023-06") related to disclosure or presentation requirements for various subtopics in the FASB's Accounting Standards Codification ("Codification"). The amendments in the update are intended to align the requirements in the Codification with the U.S. Securities and Exchange Commission's ("SEC") regulations and facilitate the application of GAAP for all entities. The effective date for each amendment is the date on which the SEC removal of the related disclosure requirement from Regulation S-X or Regulation S-K becomes effective, or if the SEC has not removed the requirements by June 30, 2027, this amendment will be removed from the Codification and will not become effective for any entity. Early adoption is prohibited. We do not expect this update to have a material impact on our consolidated financial statements.

ASU No. 2024-03, "*Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures*" ("ASU 2024-03") requires the disaggregation of certain expenses in the notes to the financial statements, to provide enhanced transparency into the expense captions presented on the face of the income statement. The amendments in ASU 2024-03 are effective for annual reporting periods beginning after December 31, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The amendments in this ASU may be applied either prospectively or retrospectively. We do not expect this update will have on our disclosures in the consolidated financial statements.

ASU No. 2025-03, "*Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity (VIE)*" ("ASU 2025-03") clarifies the guidance in determining the accounting acquirer in a business combination effected primarily by exchanging equity interests when the acquiree is a VIE that meets the definition of a business. The standard is effective for fiscal years beginning after December 15, 2026, including interim periods within those fiscal years. Early adoption is permitted, and the standard is to be applied prospectively to acquisitions after the adoption date. We do not expect this update to have a material impact on our consolidated financial statements.

ASU No. 2025-08, "*Financial Instruments—Credit Losses (Topic 326): Purchased Loans*" ("ASU 2025-08") amends the guidance in ASC 326 on the accounting for certain purchased loans. The amendments in ASU 2025-08 require that purchased seasoned loans be accounted for using the "gross-up approach," which will enhance comparability and consistency in the accounting for acquired financial assets. ASU 2025-08 is effective for interim and annual reporting periods beginning after December 15, 2026. Early adoption is permitted in an interim or annual reporting period in which financial statements have not yet been issued or made available for issuance. We do not expect this update to have a material impact on our consolidated financial statements.

ASU No. 2025-09, "*Derivatives and Hedging (Topic 815): Hedge Accounting Improvements*" ("ASU 2025-09") is related to accounting for hedging activities. The amendments in ASU 2025-09 are intended to more closely align hedge accounting with the economics of an entity's risk management activities. This update is effective for annual periods beginning after December 15, 2026, including interim periods within those fiscal years, though early adoption is permitted. We do not expect it to have a material effect on our consolidated financial statements.

ASU No. 2025-11, "*Interim Reporting (Topic 270): Narrow-Scope Improvements*" ("ASU 2025-11") clarifies the current interim disclosure requirements and creates a comprehensive list of interim disclosures required under GAAP. ASU 2025-11 also incorporates a disclosure principle that requires interim period disclosures of material events or changes that have occurred since the previous year-end. ASU 2025-11 is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027 with early adoption permitted. We are currently evaluating the impact that this update will have on our disclosures in the consolidated financial statements.

ASU No. 2025-12, "*Codification Improvements*" ("ASU 2025-12") addresses suggestions received from stakeholders regarding the Accounting Standards Codification and makes other incremental improvements to GAAP. The update represents changes to the Codification that clarify, correct errors, or make minor improvements to a variety of topics that are intended to make it easier to understand and apply. ASU 2025-12 is effective for fiscal years beginning after December 15, 2026 and interim periods within those fiscal years. Entities are required to apply the amendments to ASC 260 retrospectively. All other amendments may be applied prospectively or retrospectively. Early adoption is permitted. We do not expect this update to have a material impact on our consolidated financial statements.

3. Acquisition Activity

The Company has completed six acquisitions since 2010. The following table is a summary of the Company's acquisition activity as recorded:

SUMMARY OF ACQUISITION ACTIVITY

(dollars in thousands)

Acquisition	Acquisition Date	Total Assets	Total Loans	Goodwill	Core Deposit Intangible	Total Deposits
Statewide Bank	3/12/2010	$ 188,026	$ 110,415	$ 560	$ 1,429	$ 206,925
GS Financial Corporation	7/15/2011	256,677	182,440	296	859	193,518
Britton & Koontz Capital Corporation	2/14/2014	298,930	161,581	43	3,030	216,600
Louisiana Bancorp, Inc.	9/15/2015	352,897	281,583	8,454	1,586	208,670
St. Martin Bancshares, Inc.	12/6/2017	592,852	439,872	49,135	6,766	533,497
Friendswood Capital Corporation	3/26/2022	413,919	317,492	23,029	4,597	367,991
Total Acquisitions		$ 2,103,301	$ 1,493,383	$ 81,517	$ 18,267	$ 1,727,201

Loans acquired with deteriorated credit quality were accounted for under ASC 310-30, *Loans and Debt Securities Acquired with Deteriorated Credit Quality,* prior to the adoption of ASC 326.

4. Investment Securities

The following table summarizes the Company's available for sale and held to maturity investment securities at December 31, 2025 and 2024.

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Fair Value
			Less Than 1 Year	Over 1 Year	
December 31, 2025					
Available for sale:					
U.S. agency mortgage-backed	$ 284,749	$ 402	$ 51	$ 17,450	$ 267,650
Collateralized mortgage obligations	61,185	1	—	859	60,327
Municipal bonds	53,018	3	—	4,874	48,147
U.S. government agency	11,441	—	—	438	11,003
Corporate bonds	4,491	9	—	179	4,321
Total available for sale	$ 414,884	$ 415	$ 51	$ 23,800	$ 391,448
Held to maturity:					
Municipal bonds	$ 1,065	$ 1	$ —	$ —	$ 1,066
Total held to maturity	$ 1,065	$ 1	$ —	$ —	$ 1,066

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses		Fair Value
			Less Than 1 Year	Over 1 Year	
December 31, 2024					
Available for sale:					
U.S. agency mortgage-backed	$ 291,351	$ 45	$ 336	$ 29,187	$ 261,873
Collateralized mortgage obligations	73,931	1	—	2,543	71,389
Municipal bonds	53,458	1	14	7,616	45,829
U.S. government agency	18,079	—	—	951	17,128
Corporate bonds	6,985	—	—	412	6,573
Total available for sale	$ 443,804	$ 47	$ 350	$ 40,709	$ 402,792
Held to maturity:					
Municipal bonds	$ 1,065	$ 1	$ 1	$ —	$ 1,065
Total held to maturity	$ 1,065	$ 1	$ 1	$ —	$ 1,065

The Company's investment securities with unrealized losses, aggregated by type and length of time that individual securities have been in a continuous loss position, are summarized in the following tables.

(dollars in thousands)	Less Than 1 Year		Over 1 Year		Total	
December 31, 2025	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for sale:						
U.S. agency mortgage-backed	$ 13,590	$ 51	$ 220,409	$ 17,450	$ 233,999	$ 17,501
Collateralized mortgage obligations	25	—	60,276	859	60,301	859
Municipal bonds	—	—	46,205	4,874	46,205	4,874
U.S. government agency	—	—	11,003	438	11,003	438
Corporate bonds	—	—	3,320	179	3,320	179
Total available for sale	$ 13,615	$ 51	$ 341,213	$ 23,800	$ 354,828	$ 23,851

(dollars in thousands)	Less Than 1 Year		Over 1 Year		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
December 31, 2024						
Available for sale:						
U.S. agency mortgage-backed	$ 16,024	$ 336	$ 240,693	$ 29,187	$ 256,717	$ 29,523
Collateralized mortgage obligations	—	—	71,342	2,543	71,342	2,543
Municipal bonds	1,435	14	43,893	7,616	45,328	7,630
U.S. government agency	—	—	17,128	951	17,128	951
Corporate bonds	—	—	6,573	412	6,573	412
Total available for sale	$ 17,459	$ 350	$ 379,629	$ 40,709	$ 397,088	$ 41,059
Held to maturity:						
Municipal bonds	$ 534	$ 1	$ —	$ —	$ 534	$ 1
Total held to maturity	$ 534	$ 1	$ —	$ —	$ 534	$ 1

At December 31, 2025, 208 of the Company's debt securities had unrealized losses totaling 6.3% of the individual securities' amortized cost basis and 5.7% of the Company's total amortized cost basis of the investment securities portfolio. At such date, 203 of the 208 securities had been in a continuous loss position for over 12 months. Management has determined that the declines in the fair value of these securities were not attributable to credit losses. As a result, no ACL was recorded for available for sale investment securities at December 31, 2025.

At December 31, 2025 and December 31, 2024, it was determined that no ACL was required for the Company's held to maturity investment securities. The Company monitors credit quality of debt securities held to maturity through the use of credit ratings. The following tables present the amortized cost of the Company's held to maturity securities by credit quality rating at December 31, 2025 and December 31, 2024.

	Credit Ratings		
(dollars in thousands)	AAA/AA/A	BBB/BB/B	Total
December 31, 2025			
Held to maturity:			
Municipal bonds	$ 1,065	$ —	$ 1,065

	Credit Ratings		
(dollars in thousands)	AAA/AA/A	BBB/BB/B	Total
December 31, 2024			
Held to maturity:			
Municipal bonds	$ 1,065	$ —	$ 1,065

The amortized cost and estimated fair value by maturity of the Company's investment securities as of December 31, 2025 are shown in the following tables. Securities are classified according to their contractual maturities without consideration of principal amortization, potential prepayments or call options. The expected maturity of a security may differ from its contractual maturity because of the exercise of call options and potential paydowns. Accordingly, actual maturities may differ from contractual maturities.

(dollars in thousands)	One Year or Less		After One Year through Five Years		After Five Years through Ten Years		After Ten Years		Total	
Fair Value										
Available for sale:										
U.S. agency mortgage-backed	$	23,118	$	76,978	$	65,042	$	102,512	$	267,650
Collateralized mortgage obligations		14,933		31,989		411		12,994		60,327
Municipal bonds		—		10,606		34,703		2,838		48,147
U.S. government agency		—		1,932		9,071		—		11,003
Corporate bonds		—		1,001		3,320		—		4,321
Total securities available for sale	$	38,051	$	122,506	$	112,547	$	118,344	$	391,448
Held to maturity:										
Municipal bonds	$	1,066	$	—	$	—	$	—	$	1,066
Total securities held to maturity	$	1,066	$	—	$	—	$	—	$	1,066

(dollars in thousands)	One Year or Less		After One Year through Five Years		After Five Years through Ten Years		After Ten Years		Total	
Amortized Cost										
Available for sale:										
U.S. agency mortgage-backed	$	23,388	$	79,809	$	67,641	$	113,911	$	284,749
Collateralized mortgage obligations		14,989		32,412		417		13,367		61,185
Municipal bonds		—		11,051		38,859		3,108		53,018
U.S. government agency		—		2,046		9,395		—		11,441
Corporate bonds		—		991		3,500		—		4,491
Total securities available for sale	$	38,377	$	126,309	$	119,812	$	130,386	$	414,884
Held to maturity:										
Municipal bonds	$	1,065	$	—	$	—	$	—	$	1,065
Total securities held to maturity	$	1,065	$	—	$	—	$	—	$	1,065

For the years ended December 31, 2025 and 2024, the Company recorded no gross gains and losses related to the sale of investment securities. For the year ended December 31, 2023, the Company recorded gross gains of $98,000 and gross losses of $347,000 related to the sale of investment securities.

As of December 31, 2025 and 2024, the Company had accrued interest receivable for investment securities of $1,305,000 and $1,471,000, respectively. These amounts are recorded in accrued interest receivable and other assets on the Consolidated Statements of Financial Condition.

As of December 31, 2025 and 2024, the Company had $140,110,000 and $134,887,000, respectively, of securities pledged to secure public deposits. In addition as of December 31, 2025 and 2024, the Company had $2,370,000 and $2,778,000, respectively, of securities pledged to the Federal Reserve Discount Window and U.S. Bankruptcy Trustee for debtor in possession accounts held at the bank.

5. Loans

The Company's loans, net of unearned income, consisted of the following as of December 31 of the years indicated.

(dollars in thousands)	2025	2024
Real estate loans:		
One- to four-family first mortgage	$ 493,446	$ 501,225
Home equity loans and lines	92,574	79,097
Commercial real estate	1,190,388	1,158,781
Construction and land	329,227	352,263
Multi-family residential	177,825	178,568
Total real estate loans	2,283,460	2,269,934
Other loans:		
Commercial and industrial	430,517	418,627
Consumer	30,046	29,624
Total other loans	460,563	448,251
Total loans	$ 2,744,023	$ 2,718,185

The net discount on the Company's acquired loans was $1,183,000 and $2,469,000 at December 31, 2025 and 2024, respectively. In addition, loan balances as of December 31, 2025 and 2024 are reported net of unearned income of $4,929,000 and $5,122,000, respectively. Unearned income at December 31, 2025 and December 31, 2024 included $0 and $16,000 of deferred lender fees related to PPP loans, respectively. The total recorded investment in PPP loans was $144,000 and $2,617,000 at December 31, 2025 and 2024, respectively, which is included in commercial and industrial loans.

Accrued interest receivable on the Company's loans was $13,000,000 and $13,314,000 at December 31, 2025 and 2024, respectively, and is excluded from the estimate of the ACL. These amounts are recorded in accrued interest receivable and other assets on the Consolidated Statements of Financial Condition.

A summary of activity in the ACL for the years ended December 31, 2025, 2024 and 2023 follows.

(dollars in thousands)	For the Year Ended December 31, 2025				
	Beginning Balance	Charge-offs	Recoveries	Provision (Reversal)	Ending Balance
Allowance for credit losses:					
One- to four-family first mortgage	$ 4,430	$ (14)	$ 11	$ 635	$ 5,062
Home equity loans and lines	801	—	36	498	1,335
Commercial real estate	13,521	(21)	—	1,003	14,503
Construction and land	5,484	(101)	—	(2,570)	2,813
Multi-family residential	1,090	—	—	409	1,499
Commercial and industrial	6,861	(865)	355	787	7,138
Consumer	729	(362)	53	372	792
Total allowance for loan losses	$ 32,916	$ (1,363)	$ 455	$ 1,134	$ 33,142
Unfunded lending commitments	2,700	—	—	(1,075)	1,625
Total allowance for credit losses	$ 35,616	$ (1,363)	$ 455	$ 59	$ 34,767

	For the Year Ended December 31, 2024				
(dollars in thousands)	Beginning Balance	Charge-offs	Recoveries	Provision (Reversal)	Ending Balance
Allowance for credit losses:					
One- to four-family first mortgage	$ 3,255	$ —	$ 4	$ 1,171	$ 4,430
Home equity loans and lines	688	(22)	36	99	801
Commercial real estate	14,805	—	—	(1,284)	13,521
Construction and land	5,415	(123)	—	192	5,484
Multi-family residential	474	—	12	604	1,090
Commercial and industrial	6,166	(875)	163	1,407	6,861
Consumer	734	(265)	34	226	729
Total allowance for loan losses	$ 31,537	$ (1,285)	$ 249	$ 2,415	$ 32,916
Unfunded lending commitments	2,594	—	—	106	2,700
Total allowance for credit losses	$ 34,131	$ (1,285)	$ 249	$ 2,521	$ 35,616

	For the Year Ended December 31, 2023				
(dollars in thousands)	Beginning Balance	Charge-offs	Recoveries	Provision (Reversal)	Ending Balance
Allowance for credit losses:					
One- to four-family first mortgage	$ 2,883	$ (12)	$ 43	$ 341	$ 3,255
Home equity loans and lines	624	—	6	58	688
Commercial real estate	13,814	(29)	100	920	14,805
Construction and land	4,680	—	—	735	5,415
Multi-family residential	572	—	—	(98)	474
Commercial and industrial	6,024	(255)	180	217	6,166
Consumer	702	(175)	39	168	734
Total allowance for loan losses	$ 29,299	$ (471)	$ 368	$ 2,341	$ 31,537
Unfunded lending commitments	2,093	—	—	501	2,594
Total allowance for credit losses	$ 31,392	$ (471)	$ 368	$ 2,842	$ 34,131

The ACL, which includes the ALL and the ACL on unfunded lending commitments, and recorded investment in loans as of the dates indicated are as follows.

	As of December 31, 2025		
(dollars in thousands)	Collectively Evaluated	Individually Evaluated	Total
Allowance for credit losses:			
One- to four-family first mortgage	$ 4,651	$ 411	$ 5,062
Home equity loans and lines	1,335	—	1,335
Commercial real estate	14,141	362	14,503
Construction and land	2,813	—	2,813
Multi-family residential	1,363	136	1,499
Commercial and industrial	6,782	356	7,138
Consumer	792	—	792
Total allowance for loan losses	$ 31,877	$ 1,265	$ 33,142
Unfunded lending commitments[1]	$ 1,625	$ —	$ 1,625
Total allowance for credit losses	$ 33,502	$ 1,265	$ 34,767

	As of December 31, 2025		
(dollars in thousands)	Collectively Evaluated	Individually Evaluated[2]	Total
Loans:			
One- to four-family first mortgage	$ 491,142	$ 2,304	$ 493,446
Home equity loans and lines	92,574	—	92,574
Commercial real estate	1,188,226	2,162	1,190,388
Construction and land	328,707	520	329,227
Multi-family residential	177,222	603	177,825
Commercial and industrial	429,900	617	430,517
Consumer	30,046	—	30,046
Total loans	$ 2,737,817	$ 6,206	$ 2,744,023

	As of December 31, 2024		
(dollars in thousands)	Collectively Evaluated	Individually Evaluated	Total
Allowance for credit losses:			
One- to four-family first mortgage	$ 4,430	$ —	$ 4,430
Home equity loans and lines	801	—	801
Commercial real estate	13,321	200	13,521
Construction and land	5,484	—	5,484
Multi-family residential	1,090	—	1,090
Commercial and industrial	6,613	248	6,861
Consumer	729	—	729
Total allowance for loan losses	$ 32,468	$ 448	$ 32,916
Unfunded lending commitments[1]	$ 2,700	$ —	$ 2,700
Total allowance for credit losses	$ 35,168	$ 448	$ 35,616

(dollars in thousands)	Collectively Evaluated	Individually Evaluated[2]		Total	
Loans:					
One- to four-family first mortgage	$ 501,225	$	—	$	501,225
Home equity loans and lines	79,097		—		79,097
Commercial real estate	1,154,063		4,718		1,158,781
Construction and land	352,263		—		352,263
Multi-family residential	178,568		—		178,568
Commercial and industrial	418,373		254		418,627
Consumer	29,624		—		29,624
Total loans	$ 2,713,213	$	4,972	$	2,718,185

As of December 31, 2024

[1] At December 31, 2025 and December 31, 2024, $1.6 million and $2.7 million of the ACL related to noncancellable unfunded lending commitments of $509.3 million and $516.8 million, respectively. The ACL on unfunded lending commitments is recorded within accrued interest payable and other liabilities on the Consolidated Statements of Financial Condition. Adjustments to the ACL on unfunded lending commitments are reported as a component of noninterest expense on the Consolidated Statements of Income.

[2] PCD loans individually evaluated totaled $1.2 million and $1.3 million at December 31, 2025 and December 31, 2024, respectively.

Although the Company has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent, in part, on values in the real estate market.

The following table presents the Company's loan portfolio by credit quality classification and origination year as of December 31, 2025.

(dollars in thousands)	Term Loans by Origination Year						Revolving Loans	Revolving Loans Converted to Term Loans	Total
	2025	2024	2023	2022	2021	Prior			
One- to four-family first mortgage:									
Pass	$ 65,510	$ 61,353	$ 85,573	$ 90,946	$ 68,713	$ 87,020	$ 26,173	$ 1,165	$ 486,453
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	20	245	1,534	2,625	409	1,999	—	161	6,993
Doubtful	—	—	—	—	—	—	—	—	—
Total one- to four-family first mortgages	$ 65,530	$ 61,598	$ 87,107	$ 93,571	$ 69,122	$ 89,019	$ 26,173	$ 1,326	$ 493,446
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 14	$ —	$ —	$ 14
Home equity loans and lines:									
Pass	$ 1,652	$ 1,526	$ 1,257	$ 1,937	$ 1,395	$ 3,756	$ 76,230	$ 3,479	$ 91,232
Special Mention	—	—	145	483	183	—	—	—	811
Substandard	—	—	—	59	—	343	29	100	531
Doubtful	—	—	—	—	—	—	—	—	—
Total home equity loans and lines	$ 1,652	$ 1,526	$ 1,402	$ 2,479	$ 1,578	$ 4,099	$ 76,259	$ 3,579	$ 92,574
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate:									
Pass	$184,225	$178,055	$141,348	$259,605	$175,380	$191,197	$ 19,545	$ 5,742	$ 1,155,097
Special Mention	—	—	—	1,043	796	1,108	—	—	2,947
Substandard	398	146	363	7,559	8,414	14,704	760	—	32,344
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial real estate loans	$184,623	$178,201	$141,711	$268,207	$184,590	$207,009	$ 20,305	$ 5,742	$ 1,190,388
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 21	$ —	$ —	$ 21
Construction and land:									
Pass	$118,753	$ 83,534	$ 81,356	$ 10,442	$ 2,741	$ 5,219	$ 10,765	$ 184	$ 312,994
Special Mention	—	—	727	139	—	—	—	—	866
Substandard	—	2,626	10,626	2,115	—	—	—	—	15,367

	Term Loans by Origination Year								
(dollars in thousands)	2025	2024	2023	2022	2021	Prior	Revolving Loans	Revolving Loans Converted to Term Loans	Total
Doubtful	—	—	—	—	—	—	—	—	—
Total construction and land loans	$118,753	$ 86,160	$ 92,709	$ 12,696	$ 2,741	$ 5,219	$ 10,765	$ 184	$ 329,227
Current period gross charge-offs	$ —	$ 100	$ —	$ —	$ 1	$ —	$ —	$ —	$ 101
Multi-family residential:									
Pass	$ 26,530	$ 38,459	$ 19,871	$ 47,438	$ 21,613	$ 21,085	$ 1,231	$ —	$ 176,227
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	308	—	—	317	—	602	371	—	1,598
Doubtful	—	—	—	—	—	—	—	—	—
Total multi-family residential loans	$ 26,838	$ 38,459	$ 19,871	$ 47,755	$ 21,613	$ 21,687	$ 1,602	$ —	$ 177,825
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial and industrial:									
Pass	$ 59,909	$ 63,421	$ 45,067	$ 42,544	$ 9,457	$ 6,239	$ 198,975	$ 653	$ 426,265
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	1,565	92	204	316	347	18	1,567	143	4,252
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial and industrial loans	$ 61,474	$ 63,513	$ 45,271	$ 42,860	$ 9,804	$ 6,257	$ 200,542	$ 796	$ 430,517
Current period gross charge-offs	$ —	$ 18	$ 247	$ 19	$ —	$ 115	$ 466	$ —	$ 865
Consumer:									
Pass	$ 7,087	$ 2,423	$ 1,366	$ 1,164	$ 207	$ 7,703	$ 9,964	$ 86	$ 30,000
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	5	—	—	13	—	28	—	—	46
Doubtful	—	—	—	—	—	—	—	—	—
Total consumer loans	$ 7,092	$ 2,423	$ 1,366	$ 1,177	$ 207	$ 7,731	$ 9,964	$ 86	$ 30,046
Current period gross charge-offs	$ —	$ 30	$ 8	$ —	$ 141	$ 2	$ 181	$ —	$ 362
Total loans:									
Pass	$463,666	$428,771	$375,838	$454,076	$279,506	$322,219	$ 342,883	$ 11,309	$ 2,678,268
Special Mention	—	—	872	1,665	979	1,108	—	—	4,624
Substandard	2,296	3,109	12,727	13,004	9,170	17,694	2,727	404	61,131
Doubtful	—	—	—	—	—	—	—	—	—
Total loans	$465,962	$431,880	$389,437	$468,745	$289,655	$341,021	$ 345,610	$ 11,713	$ 2,744,023
Current period gross charge-offs	$ —	$ 148	$ 255	$ 19	$ 142	$ 152	$ 647	$ —	$ 1,363

The following table presents the Company's loan portfolio by credit quality classification and origination year as of December 31, 2024.

	Term Loans by Origination Year								
(dollars in thousands)	2024	2023	2022	2021	2020	Prior	Revolving Loans	Revolving Loans Converted to Term Loans	Total
One- to four-family first mortgage:									
Pass	$ 71,582	$ 95,261	$108,853	$ 76,116	$ 31,482	$ 88,472	$ 20,042	$ 1,560	$ 493,368
Special Mention	—	146	491	186	—	—	—	—	823
Substandard	56	1,040	2,316	575	340	2,707	—	—	7,034
Doubtful	—	—	—	—	—	—	—	—	—
Total one- to four-family first mortgages	$ 71,638	$ 96,447	$111,660	$ 76,877	$ 31,822	$ 91,179	$ 20,042	$ 1,560	$ 501,225
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Home equity loans and lines:									
Pass	$ 1,833	$ 1,249	$ 2,359	$ 1,409	$ 627	$ 3,535	$ 65,597	$ 2,209	$ 78,818
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	65	—	—	185	29	—	279
Doubtful	—	—	—	—	—	—	—	—	—

(dollars in thousands)	Term Loans by Origination Year						Revolving Loans	Revolving Loans Converted to Term Loans	Total
	2024	2023	2022	2021	2020	Prior			
Total home equity loans and lines	$ 1,833	$ 1,249	$ 2,424	$ 1,409	$ 627	$ 3,720	$ 65,626	$ 2,209	$ 79,097
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ 22	$ —	$ 22
Commercial real estate:									
Pass	$151,397	$130,833	$298,344	$217,602	$153,122	$162,925	$ 25,820	$ 197	$ 1,140,240
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	1,754	1,405	2,788	12,594		—	18,541
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial real estate loans	$151,397	$130,833	$300,098	$219,007	$155,910	$175,519	$ 25,820	$ 197	$ 1,158,781
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Construction and land:									
Pass	$141,926	$131,483	$ 51,789	$ 4,529	$ 6,656	$ 2,925	$ 7,731	$ —	$ 347,039
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	30	135	1,201	253	3	—	—	3,602	5,224
Doubtful	—	—	—	—	—	—	—	—	—
Total construction and land loans	$141,956	$131,618	$ 52,990	$ 4,782	$ 6,659	$ 2,925	$ 7,731	$ 3,602	$ 352,263
Current period gross charge-offs	$ —	$ —	$ 123	$ —	$ —	$ —	$ —	$ —	$ 123
Multi-family residential:									
Pass	$ 38,559	$ 25,331	$ 48,047	$ 22,401	$ 14,523	$ 27,549	$ 1,228	$ —	$ 177,638
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	—	—	—	—	—	930	—	930
Doubtful	—	—	—	—	—	—	—	—	—
Total multi-family residential loans	$ 38,559	$ 25,331	$ 48,047	$ 22,401	$ 14,523	$ 27,549	$ 2,158	$ —	$ 178,568
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial and industrial:									
Pass	$ 75,576	$ 59,626	$ 60,175	$ 17,993	$ 6,547	$ 4,482	$ 188,676	$ 1,797	$ 414,872
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	1,344	284	368	345	46	19	49	1,300	3,755
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial and industrial loans	$ 76,920	$ 59,910	$ 60,543	$ 18,338	$ 6,593	$ 4,501	$ 188,725	$ 3,097	$ 418,627
Current period gross charge-offs	$ —	$ 17	$ 317	$ 53	$ —	$ 17	$ 471	$ —	$ 875
Consumer:									
Pass	$ 5,815	$ 2,952	$ 1,842	$ 371	$ 585	$ 9,056	$ 8,850	$ 126	$ 29,597
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	6	4	4	—	11	—	2	27
Doubtful	—	—	—	—	—	—	—	—	—
Total consumer loans	$ 5,815	$ 2,958	$ 1,846	$ 375	$ 585	$ 9,067	$ 8,850	$ 128	$ 29,624
Current period gross charge-offs	$ 7	$ 39	$ 24	$ —	$ 10	$ 8	$ 177	$ —	$ 265
Total loans:									
Pass	$486,688	$446,735	$571,409	$340,421	$213,542	$298,944	$ 317,944	$ 5,889	$ 2,681,572
Special Mention	—	146	491	186	—	—	—	—	823
Substandard	1,430	1,465	5,708	2,582	3,177	15,516	1,008	4,904	35,790
Doubtful	—	—	—	—	—	—	—	—	—
Total loans	$488,118	$448,346	$577,608	$343,189	$216,719	$314,460	$ 318,952	$ 10,793	$ 2,718,185
Current period gross charge-offs	$ 7	$ 56	$ 464	$ 53	$ 10	$ 25	$ 670	$ —	$ 1,285

Age analysis of past due loans, as of the dates indicated, is as follows.

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current Loans	Total Loans
December 31, 2025						
Real estate loans:						
One- to four-family first mortgage	$ 3,562	$ 1,508	$ 4,874	$ 9,944	$ 483,502	$ 493,446
Home equity loans and lines	90	69	354	513	92,061	92,574
Commercial real estate	2,771	1,459	2,662	6,892	1,183,496	1,190,388
Construction and land	1,322	134	11,980	13,436	315,791	329,227
Multi-family residential	57	—	1,281	1,338	176,487	177,825
Total real estate loans	7,802	3,170	21,151	32,123	2,251,337	2,283,460
Other loans:						
Commercial and industrial	156	177	1,089	1,422	429,095	430,517
Consumer	414	67	10	491	29,555	30,046
Total other loans	570	244	1,099	1,913	458,650	460,563
Total loans	$ 8,372	$ 3,414	$ 22,250	$ 34,036	$ 2,709,987	$ 2,744,023

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current Loans	Total Loans
December 31, 2024						
Real estate loans:						
One- to four-family first mortgage	$ 4,208	$ 382	$ 5,850	$ 10,440	$ 490,785	$ 501,225
Home equity loans and lines	224	—	129	353	78,744	79,097
Commercial real estate	1,454	—	1,960	3,414	1,155,367	1,158,781
Construction and land	767	240	1,399	2,406	349,857	352,263
Multi-family residential	330	—	—	330	178,238	178,568
Total real estate loans	6,983	622	9,338	16,943	2,252,991	2,269,934
Other loans:						
Commercial and industrial	491	2,110	649	3,250	415,377	418,627
Consumer	353	42	13	408	29,216	29,624
Total other loans	844	2,152	662	3,658	444,593	448,251
Total loans	$ 7,827	$ 2,774	$ 10,000	$ 20,601	$ 2,697,584	$ 2,718,185

Loans greater than 90 days past due and accruing interest were $65,000 and $16,000 at December 31, 2025 and December 31, 2024, respectively.

The Company reviews its significant nonaccrual loans (i.e., credit relationships with balances of $500,000 or greater) for specific impairment in accordance with its allowance for credit loss methodology. If it is determined that it is probable that all amounts due will not be collected when other credit quality indicators are considered, the loan is considered impaired and the Company individually evaluates those loans to determine the expected credit losses. The following table summarizes information pertaining to nonaccrual loans as of dates indicated.

(dollars in thousands)	December 31, 2025		December 31, 2024	
	Total	**Without Related Allowance**	**Total**	**Without Related Allowance**
Nonaccrual loans[(1)]:				
One- to four-family first mortgage	$ 6,531	$ —	$ 7,039	$ —
Home equity loans and lines	531	—	279	—
Commercial real estate	9,011	—	3,304	—
Construction and land	15,367	—	1,622	—
Multi-family residential	1,281	—	—	—
Commercial and industrial	1,344	—	1,311	—
Consumer	46	—	27	—
Total	$ 34,111	$ —	$ 13,582	$ —

[(1)] Nonaccrual acquired loans include PCD loans of $1,153,000 and $1,256,000 at December 31, 2025 and December 31, 2024, respectively.

All interest accrued but not received for loans placed on nonaccrual status is reversed against interest income. All payments received while on nonaccrual status are applied against the principal balance of nonaccrual loans. The Company does not recognize interest income while loans are on nonaccrual status. The following table represents the accrued interest receivables written off by reversing interest income during the years ended December 31, 2025 and 2024.

(dollars in thousands)	For the Year Ended December 31, 2025	For the Year Ended December 31, 2024
One- to four-family first mortgage	$ 78	$ 132
Home equity loans and lines	9	4
Commercial real estate	106	14
Construction and land	452	44
Multi-family residential	46	—
Commercial and industrial	36	83
Consumer	3	5
Total	$ 730	$ 282

As of December 31, 2025, the Company was not committed to lend additional funds to any customer whose loan was individually evaluated for impairment.

Collateral Dependent Loans

The Company held loans that were individually evaluated for credit losses at December 31, 2025 and 2024 for which the repayments, on the basis of our assessment at the reporting date, were expected to be provided substantially through the operation or sale of the collateral and the borrower was experiencing financial difficulty. The ACL for these collateral-dependent loans is primarily based on the fair value of the underlying collateral at the reporting date. The following describes the types of collateral that secure collateral dependent loans:

- One- to four-family first mortgages are primarily secured by first liens on residential real estate.
- Home equity loans and lines are primarily secured by first and junior liens on residential real estate.
- Commercial real estate loans are primarily secured by office and industrial buildings, warehouses, retail shopping facilities and various special purpose properties, including hotels and restaurants.
- Construction and land loans are primarily secured by residential and commercial properties, which are under construction and/or redevelopment, and by raw land.
- Commercial and industrial loans considered collateral dependent are primarily secured by accounts receivable, inventory and equipment.

The table below summarizes collateral dependent loans and the related ACL as of the periods indicated for which the borrower was experiencing financial difficulty.

(dollars in thousands)	December 31, 2025 Loans	December 31, 2025 ACL	December 31, 2024 Loans	December 31, 2024 ACL
One- to four-family first mortgage	$ 2,304	$ 411	$ —	$ —
Home equity loans and lines	—	—	—	—
Commercial real estate	2,162	362	4,718	200
Construction and land	520	—	—	—
Multi-family residential	603	136	—	—
Commercial and industrial	617	356	254	248
Consumer	—	—	—	—
Total	$ 6,206	$ 1,265	$ 4,972	$ 448

Foreclosed Assets and ORE

Foreclosed assets and ORE include real property and other assets that have been acquired as a result of foreclosure, and real property no longer used in the Bank's business. Foreclosed assets and ORE totaled $1,929,000 and $2,010,000 at December 31, 2025 and December 31, 2024, respectively. These amounts are recorded in accrued interest receivable and other assets on the Consolidated Statements of Financial Condition.

The carrying amount of foreclosed residential real estate properties held at December 31, 2025 and December 31, 2024 totaled $1,786,000 and $2,010,000, respectively. Loans secured by one- to four-family residential real estate that were in the process of foreclosure at December 31, 2025 and December 31, 2024 totaled $3,425,000 and $4,472,000, respectively.

Loan Modifications Made to Borrowers Experiencing Financial Difficulty

Occasionally, the Company modifies loans to borrowers in financial distress by providing certain concessions, such as principal forgiveness, term extension, an other-than-insignificant payment delay, interest only for a specified period of time, an interest rate reduction, or a combination of such concessions. When principal forgiveness is provided, the amount of forgiveness is charged-off against the allowance for credit losses. Upon the Company's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or portion of the loan) is charged-off. The balance of loan modifications, segregated by type of modification, to borrowers experiencing financial difficulty are set forth in the table below.

Year Ended December 31, 2025

(dollars in thousands)	Payment Deferral	Principal Forgiveness	Term Extension	Interest Rate Reduction	Combination Term Extension and Principal Forgiveness	Combination Term Extension and Interest Rate Reduction	Percent of Total Class of Loans
One-to four-family first mortgage	$ 212	$ —	$ 20	$ —	$ —	$ —	— %
Home equity loans and lines	—	—	810	—	—	—	0.9
Commercial real estate	14,436	—	4,926	—	—	4,540	2.0
Construction and land	2,948	—	1,517	—	—	—	1.4
Multi-family residential	371	—	—	—	—	—	0.2
Commercial and industrial	—	—	1,404	—	—	1,007	0.6
Consumer	—	—	—	—	—	—	—
Total	$ 17,967	$ —	$ 8,677	$ —	$ —	$ 5,547	1.2 %

(dollars in thousands)	Year Ended December 31, 2024						
	Payment Deferral	Principal Forgiveness	Term Extension	Interest Rate Reduction	Combination Term Extension and Principal Forgiveness	Combination Term Extension and Interest Rate Reduction	Percent of Total Class of Loans
One-to four-family first mortgage	$ —	$ —	$ 801	$ —	$ —	$ —	0.2 %
Home equity loans and lines	—	—	—	—	—	—	—
Commercial real estate	—	—	2,465	—	—	—	0.2
Construction and land	—	—	207	—	—	—	0.1
Multi-family residential	—	—	—	—	—	—	—
Commercial and industrial	—	—	1,106	—	—	—	0.3
Consumer	—	—	—	—	—	—	—
Total	$ —	$ —	$ 4,579	$ —	$ —	$ —	0.2 %

During the year ended December 31, 2025, one one-to four-family first mortgage loan with a balance of $20,000, one construction and land loan with a balance of $2,948,000, and one multifamily loan with a balance of $371,000 experienced a default subsequent to being granted a payment deferral or term extension. During the year ended December 31, 2024, one commercial real estate loan with a balance of $965,000 experienced a default subsequent to being granted a payment deferral or term extension. Default is defined as movement to past due 90 days, foreclosure or charge-off, whichever occurs first.

The following table details the financial impacts of loan modifications made to borrowers experiencing financial difficulty for the periods presented.

	Year Ended December 31, 2025			Year Ended December 31, 2024		
	Payment Deferral (dollars in thousands)	Weighted-Average Term Extension (in months)	Weighted-Average Interest Rate Reduction	Payment Deferral (dollars in thousands)	Weighted-Average Term Extension (in months)	Weighted-Average Interest Rate Reduction
One-to four-family first mortgage	$ 4	60	— %	$ —	56	— %
Home equity loans and lines	—	24	— %	—	0	— %
Commercial real estate	179	39	2.0 %	—	8	— %
Construction and land	165	7	— %	—	3	— %
Multi-family residential	165	0	— %	—	0	— %
Commercial and industrial	—	12	1.5 %	—	3	— %
Consumer	—	0	— %	—	0	— %

The table below provides an aging analysis of loans as of December 31, 2025 granted a modification to borrowers experiencing financial difficulty that were modified in the last 12 months.

(dollars in thousands)	30-89 Days Past Due	90+ Days Past Due and Accruing	Nonaccrual	Current	Total
December 31, 2025					
One-to four-family first mortgage	$ —	$ —	$ 20	$ 212	$ 232
Home equity loans and lines	—	—	—	810	810
Commercial real estate	—	—	3,544	20,358	23,902
Construction and land	—	—	3,737	728	4,465
Multi-family residential	—	—	371	—	371
Commercial and industrial	—	—	—	2,411	2,411
Consumer	—	—	—	—	—
Total	$ —	$ —	$ 7,672	$ 24,519	$ 32,191

The loan modifications reported in the table above did not significantly impact the Company's allowance for loan losses during 2025.

6. Loan Servicing

Mortgage loans sold to and serviced for others are not included in the accompanying statements of financial condition. The unpaid principal balances of these loans as of December 31 of the years indicated are summarized as follows:

(dollars in thousands)	2025	2024
Mortgage loans sold to Federal Home Loan Mortgage Corporation without recourse	$ 1,018	$ 1,134
Mortgage loans sold to Federal National Mortgage Association without recourse	27,412	32,238
Mortgage loans sold to Federal Home Loan Bank without recourse	108	124
Total, end of period	$ 28,538	$ 33,496

The Company no longer retains servicing rights for mortgage loans sold.

Custodial and escrow account balances maintained in connection with the foregoing loan servicing arrangements were $1,068,000 and $1,102,000 as of December 31, 2025 and 2024, respectively.

During the years ended December 31, 2025 and 2024, the Company sold $3,795,000 and $1,302,000, respectively, of SBA guaranteed portion of loans originated and retained the servicing rights. The portion of SBA loans serviced for others are not included in the Consolidated Statements of Financial Condition. The unpaid principal balance of SBA loans serviced for others was $53,231,000 and $59,633,000 at December 31, 2025 and December 31, 2024, respectively.

SBA servicing assets are recognized separately when material servicing rights are acquired through the sale of the SBA guarantees. These servicing rights are initially measured at fair value at the date of sale and included in the gain on sale of loans recorded in the Consolidated Statements of Income. The servicing assets are amortized over the estimated net servicing life of the loans. Changes in the carrying value of servicing assets are recorded in service fees and charges on the Consolidated Statements of Income. Activity related to servicing assets for SBA loans and selected other related information for the years ended December 31, 2025, 2024 and 2023 is summarized as follows.

(dollars in thousands)	2025	2024	2023
Balance, beginning of period	$ 103	$ 124	$ —
Recognition of SBA servicing asset	—	—	132
Amortization	(20)	(21)	(8)
Balance, end of period	83	103	124
Fair value, end of period	$ 126	$ 132	$ 130
Additional information related to SBA servicing assets			
Weighted average prepayment rate	11.90 %	11.70 %	11.60 %
Weighted average term (years)	6.28	6.50	6.67
Weighted average discount rate	12.75 %	13.50 %	14.50 %

The fair value adjustments to servicing rights are mainly due to market-based assumptions associated with discounted cash flows, loan prepayment speeds, and changes in interest rates. A significant change in prepayments of the loans in the servicing portfolio could result in significant changes in the valuation adjustments, thus creating potential volatility in the carrying amount of the servicing rights.

7. Office Properties and Equipment

Office properties and equipment consisted of the following at December 31 of the years indicated.

(dollars in thousands)	2025	2024
Land	$ 13,615	$ 13,657
Buildings and improvements	49,943	41,266
Furniture and equipment	19,164	19,016
Total office properties and equipment	82,722	73,939
Less accumulated depreciation	33,727	31,615
Total office properties and equipment, net	$ 48,995	$ 42,324

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 was $3,311,000, $3,498,000 and $3,571,000, respectively.

The Company leases space under non-cancelable operating leases agreements for certain bank branch facilities with remaining lease terms of 1 to 10 years. Certain lease arrangements contain extension options which typically range from 2 to 10 years at the fair market rental rates. The lease and asset liability considers renewal options when they are reasonably certain of being exercised. Refer to Note 2, Summary of Significant Accounting Policies.

The following table summarizes net lease cost and selected other information related to operating leases at December 31 of the years indicated.

(dollars in thousands)	2025	2024	2023
Net lease cost:			
Operating lease cost	$ 1,428	$ 1,693	$ 1,442
Variable lease cost	—	—	—
Net lease cost	$ 1,428	$ 1,693	$ 1,442
Selected other operating lease information			
Weighted average remaining lease term (years)	6.6	6.1	7.0
Weighted average discount rate	6.0%	5.9%	5.7%

The following table summarizes the maturity of remaining lease liabilities.

Years Ending December 31,	(dollars in thousands)
2026	$ 1,303
2027	1,249
2028	1,159
2029	1,150
2030	1,126
Thereafter	9,034
Total future minimum lease payments	15,021
Less: amount representing interest	(5,439)
Present value of net future minimum lease payments	$ 9,582

8. Goodwill and Intangibles

Goodwill and other intangible assets are presented in the table below. Changes in carrying amount of the Company's goodwill and core deposit intangible ("CDI") for the years ended December 31, 2025, 2024 and 2023 were as follows.

(dollars in thousands)	Goodwill	CDI
Balance, December 31, 2022	$ 81,517	$ 6,456
Amortization of intangibles	—	(1,601)
Balance, December 31, 2023	81,517	4,855
Amortization of intangibles	—	(1,328)
Balance, December 31, 2024	81,517	3,527
Amortization of intangibles	—	(1,087)
Balance, December 31, 2025	$ 81,517	$ 2,440

The weighted-average amortization period for CDI acquired is 11 years. The Company completed its annual impairment test of goodwill and other intangible assets as of December 31, 2025. The evaluation did not indicate impairment on its goodwill or other intangible assets.

Estimated future amortization expense for CDI remaining at December 31, 2025, was as follows.

(dollars in thousands)	Amount
2026	851
2027	618
2028	393
2029	290
2030	192
Thereafter	96
Total CDI	$ 2,440

9. Deposits

The Company's deposits consisted of the following major classifications as of December 31 of the years indicated.

(dollars in thousands)	2025	2024
Demand deposit accounts	$ 792,951	$ 733,073
Savings	201,265	210,977
Money market accounts	518,740	457,483
NOW accounts	654,227	645,246
Certificates of deposit	805,623	733,917
Total deposits	$ 2,972,806	$ 2,780,696

As of December 31, 2025, the scheduled maturities of the Company's certificates of deposit were as follows.

(dollars in thousands)	Amount
2026	$ 781,236
2027	15,006
2028	4,046
2029	2,732
2030	1,580
Thereafter	1,023
Total certificates of deposit	$ 805,623

The amount of our total uninsured deposits (that is, deposits in excess of the FDIC insurance limit) was $885,431,000 and $813,553,000 at December 31, 2025 and December 31, 2024, respectively. As of December 31, 2025 and 2024, the aggregate amount of certificates of deposit with balances of $250,000 or more was $256,862,000 and $228,392,000, respectively.

10. Other Borrowings

Other borrowings balance at December 31, 2025 and 2024 was zero and $5,539,000, respectively. The borrowing was a note payable with a rate of 3.83% on the Company's investment in a new market tax credit entity. The note payable was a 20-year leverage loan with interest-only payments for the first seven years. The note was originated in October 2018 and was paid off in October 2025.

11. Subordinated Debt

On June 30, 2022, the Company issued $55,000,000 in aggregate principal amount of its 5.75% Fixed-to-Floating Rate Subordinated Notes (the "Notes") due 2032. The Notes were issued at a price equal to 100% of the aggregate principal amount. The Notes have a stated maturity date of June 30, 2032 and bear interest at a fixed rate of 5.75% per year from and including the issue date to but excluding June 30, 2027. From June 30, 2027, the Notes bear interest at a floating rate equal to the then current three-month term secured overnight financing rate ("SOFR"), plus 282 basis points. The Notes may be redeemed by the Company, in whole or in part, on or after June 30, 2027. The Notes are intended to qualify as Tier 2 capital for regulatory purposes.

The carrying value of subordinated debt was $54,675,000 and $54,459,000 at December 31, 2025 and December 31, 2024, respectively. The subordinated debt was recorded net of issuance costs, which is being amortized using the straight-line method over five years.

12. Short-term FHLB Advances

As of December 31, 2025, the Company had no short-term FHLB advances. As of December 31, 2024, the Company had short-term FHLB advances of $137,220,000. Interest rates for FHLB short-term advances outstanding at December 31, 2024 ranged from 4.38% to 4.55%. For the years ended December 31, 2025 and 2024, the average volume of short-term FHLB advances carried by the Company was $68,719,000 and $18,157,000, respectively.

Collateral for short- and long-term FHLB advances is secured through a blanket lien evidenced by the Company's pledge of first mortgage collateral, demand deposit accounts, capital stock and certain other assets pursuant to the "Advances, Collateral Pledge and Security Agreement." Under this collateral pledge agreement, the Bank must meet all statutory and regulatory capital standards and must meet all FHLB credit underwriting standards. Management believes that the Bank was in compliance with all such requirements as of December 31, 2025 and 2024.

As of December 31, 2025 and 2024, the Company had $1,256,621,000 and $1,088,068,000, respectively, of additional FHLB advances available based on collateral pledged. As of December 31, 2025 and 2024, the Company had $1,160,437,000 and $1,202,054,000, respectively, of loans pledged through the Company's blanket lien.

13. Long-term FHLB Advances

As of December 31, 2025 and 2024, the Company's long-term FHLB advances totaled $3,024,000 and $38,326,000, respectively. The following table summarizes long-term advances as of December 31, 2025.

(dollars in thousands)	Amount	Weighted Average Rate
Fixed rate advances maturing in:		
2026	$ 3,024	1.53 %
Total long-term FHLB advances	$ 3,024	1.53 %

14. Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company is exposed to certain risk arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its assets and liabilities and the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates.

The Company's existing credit derivatives result from loan participation arrangements, therefore, are not used to manage interest rate risk in the Company's assets or liabilities. The Company occasionally enters into credit risk participation agreements with counterparty banks to accept a portion of the credit risk related to interest rate swaps. The agreements, which are typically executed in conjunction with a participation in a loan with the same customer, allow customers to execute an interest rate swap with one bank while allowing for the distribution of the credit risk among participating members. Collateral used to support the credit risk for the underlying lending relationship is also available to offset the risk of credit risk participations and customer derivative positions.

Cash Flow Hedges of Interest Rate Risk

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. As part of its efforts to accomplish this objective, the Company entered into certain interest rate swap agreements as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. During 2025 and 2024, such derivatives were used to hedge the variable cash flows associated with existing variable rate liabilities.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in Accumulated Other Comprehensive Income and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings. Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable rate liabilities. During the next twelve months, the Company estimates that an additional $776,000 will be reclassified as additional interest income.

Non-designated Hedges

Derivatives not designated as hedges are not speculative and result from a service the Company provides to certain customers. The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by offsetting derivatives that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. As the interest rate derivatives associated with this program do not meet hedge accounting requirements, changes in the fair value of both the customer derivatives and the offsetting derivatives are recognized directly in earnings through other income.

Fair Values of Derivative Instruments

The table below presents the fair value of the Company's derivative financial instruments as well as their classification on the Consolidated Statement of Financial Condition.

	December 31, 2025				December 31, 2024			
	Derivative Assets[1]		Derivative Liabilities[1]		Derivative Assets[1]		Derivative Liabilities[1]	
(dollars in thousands)	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Derivatives designated as hedging instruments:								
Interest rate swaps - variable rate liabilities	$ 60,000	$ 1,056	$ 20,000	$ 19	$ 80,000	$ 3,241	$ —	$ —
Derivatives not designated as hedging instruments:								
Interest rate contracts	9,000	255	9,000	275	9,000	26	9,000	42
Risk participation agreements	—	—	11,293	—	—	—	11,550	—
Netting adjustments		—		—		—		—
Net derivative amounts		$ 1,311		$ 294		$ 3,267		$ 42

[1] Derivative assets and liabilities are reported at fair value in accrued interest receivable and other assets and accrued interest payable and other liabilities, respectively, in the Consolidated Statements of Financial Condition.

At December 31, 2025 and 2024, accumulated unrealized gains, net of taxes, on derivative instruments totaled $715,000 and $2,418,000, respectively.

Effect of Cash Flow Hedge Accounting on Accumulated Other Comprehensive Income

The following tables below presents the effect of cash flow hedge accounting on Accumulated Other Comprehensive Income as of December 31, 2025 and 2024.

	Year Ended December 31, 2025					
	Amount of Loss Recognized in OCI		Location of Loss Reclassified from AOCI into Income	Amount of Gain Reclassified from AOCI into Income		
(dollars in thousands)	Total	Included Component		Total	Included Component	
Derivatives in cash flows hedging relationships:						
Interest rate swaps - variable rate liabilities	$ (195)	$ (195)	Interest income	$ 1,960	$ 1,960	

(dollars in thousands)	For the Year Ended December 31, 2024				
	Amount of Gain Recognized in OCI		Location of Gain Reclassified from AOCI into Income	Amount of Gain Reclassified from AOCI into Income	
	Total	Included Component		Total	Included Component
Derivatives in cash flows hedging relationships:					
Interest rate swaps - variable rate liabilities	$ 1,770	$ 1,770	Interest income	$ 2,416	$ 2,416

Effect of Cash Flow Hedge Accounting on the Consolidated Statements of Income

The following tables below presents the effect of the Company's derivative financial instruments on the Consolidated Statements of Income as of December 31, 2025 and 2024.

(dollars in thousands)	Location of Gain Reclassified from AOCI into Income	For the Year Ended December 31, 2025
Effects of cash flow hedging		
Interest rate swaps - variable rate liabilities	Interest income	$ 1,960

(dollars in thousands)	Location of Gain Reclassified from AOCI into Income	For the Year Ended December 31, 2024
Effects of cash flow hedging		
Interest rate swaps - variable rate liabilities	Interest income	$ 2,416

Effect of Derivatives Not Designated as Hedging Instruments on the Consolidated Statements of Income

The table below presents the effect of the Company's derivative financial instruments that are not designated as hedging instruments on the Consolidated Statements of Income as of December 31, 2025 and 2024.

(dollars in thousands)	Location of Loss Recognized on Non-designated Hedges	For the Year Ended December 31, 2025
Effects of non-designated hedges		
Interest rate contracts	Other noninterest expense	$ (3)
Risk participation agreements	Other noninterest expense	$ —

(dollars in thousands)	Location of Loss Recognized on Non-designated Hedges	For the Year Ended December 31, 2024
Effects of non-designated hedges		
Interest rate contracts	Other noninterest income	$ 8
Risk participation agreements	Other noninterest expense	$ (22)

Derivative fee income from non-designated hedges totaled $0 and $175,000 for the twelve months ended December 31, 2025 and December 31, 2024, respectively.

Credit-risk-related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision to the effect that, if the Company (either) defaults (or is capable of being declared in default) on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

The Company has agreements with certain of its derivative counterparties that contain a provision to the effect that, if the Company fails to maintain its status as a well or adequately capitalized institution, then the Company could be required to post additional collateral.

As of December 31, 2025, there were no derivatives with credit-risk-related contingent features in a net liability position. Such derivatives are measured at fair value, which includes accrued interest but excludes any adjustment for nonperformance risk. If the Company had breached any provisions at December 31, 2025, it would not have been required to settle any obligations under the agreements since the termination value was $0.

15. Income Taxes

The components of the income tax expense for the Company, all of which are in the United States, for the year December 31, 2025:

(dollars in thousands)		2025
Current:		
Federal	$	11,563
State		270
Total		11,833
Deferred:		
Federal	$	123
State		—
Total		123
Total income tax expense	$	11,956

The Company files federal income tax returns on a calendar year basis. Income tax expense for the years indicated is summarized as follows:

(dollars in thousands)		2024		2023
Current	$	9,583	$	10,722
Deferred		(44)		(33)
Historic Tax Credits ("HTC")		(303)		(303)
New Markets Tax Credits ("NMTC")		(480)		(480)
Total income tax expense	$	8,756	$	9,906

The following table presents income taxes paid, net of refunds for the year December 31, 2025:

(dollars in thousands)		2025
Federal	$	13,100
State		270
Total[1]	$	13,370

[1] No individual jurisdiction other than federal represented 5% or more of the total income taxes paid for the year December 31, 2025.

The components of the Company's net deferred tax asset, which is included in accrued interest receivable and other assets in the accompanying Statement of Financial Condition at December 31 of the years indicated are as follows:

(dollars in thousands)	2025	2024
Deferred tax assets:		
Provision for loan losses	$ 7,301	$ 7,479
Discount on purchased loans	222	474
Salary continuation plan	635	619
Mortgage servicing rights	—	13
Deferred compensation	6	6
Stock-based compensation	287	280
Unrealized loss on securities available for sale	4,922	8,613
Net operating loss acquired	—	61
HTC	124	83
Other	218	173
Deferred tax assets	$ 13,715	$ 17,801
Deferred tax liabilities:		
FHLB stock dividends	$ (88)	$ (161)
Accumulated depreciation	(3,039)	(3,110)
Intangible assets	(433)	(619)
Derivatives	(190)	(643)
NMTC	—	(188)
Other	(45)	(45)
Deferred tax liabilities	(3,795)	(4,766)
Net deferred tax asset	$ 9,920	$ 13,035

No valuation allowance was necessary on deferred tax assets as of December 31, 2025 and 2024.

The following is a reconciliation of the Company's effective tax rate to the U.S. federal statutory income tax rate for the year ended December 31, 2025:

	Year Ended December 31,	
(dollars in thousands)	2025	
	Amount	Rate
U.S. federal statutory income tax rate	$ 12,184	21.0 %
State taxes, net of federal income tax effect[1]	214	0.4 %
Tax credits	(321)	(0.6)%
Bank-owned life insurance income	(238)	(0.4)%
ESOP related expenses	222	0.4 %
Stock compensation related benefits	(227)	(0.4)%
Other items, net	122	0.2 %
Total income tax expense	$ 11,956	20.6 %

[1]For the year presented, Texas and Mississippi make up the taxes in this category.

For the years ended December 31, 2024 and 2023, the Company's provision for federal income taxes differed from the amount computed by applying the federal income tax statutory rate of 21% on income from operations as indicated in the following analysis:

(dollars in thousands)	2024	2023
Federal tax based on statutory rate	$ 9,548	$ 10,658
State tax based on statutory rate	205	175
Increase (decrease) resulting from:		
HTC	(303)	(303)
NMTC	(480)	(480)
Effect of tax-exempt income	(105)	(155)
Changes in the cash surrender value of bank owned life insurance	(231)	(219)
Nondeductible share based compensation expense	151	161
Exercise of stock options	(104)	(50)
Other	75	119
Income tax expense	$ 8,756	$ 9,906
Effective tax rate	19.4 %	19.8 %

Retained earnings as of December 31, 2025 and 2024, included $5,837,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reductions of amounts so allocated for purposes other than bad debt losses would create income for tax purposes only, which would be subject to the then-current federal statutory income tax rate. The unrecorded deferred income tax liability on the above amount was $1,985,000 as of December 31, 2025 and 2024. Current accounting standards do not require the accrual of this deferred tax amount to be recorded unless it is probable that the reserve (for tax purposes) will be significantly depleted by loan losses deductible for tax purposes in the future. Based on current estimates of losses within the Company's loan portfolio, accrual of the deferred tax liability associated with this reserve was not required as of December 31, 2025 and 2024.

16. Commitments

Standby letters of credit represent commitments by the Bank to meet the obligations of certain customers if called upon. The Bank normally secures its outstanding standby letters of credit with deposits from the customer. Additionally, in the normal course of business, there were various other commitments and contingent liabilities which are not reflected in the financial statements. Loan commitments are single-purpose commitments to lend which will be funded and reduced according to specified repayment schedules. Most of these commitments have maturities of less than one year.

The following table summarizes our outstanding commitments to originate loans and to advance additional amounts pursuant to outstanding letters of credit, lines of credit, and the undisbursed portion of construction loans as of December 31 of the years indicated.

	Contract Amount	
(dollars in thousands)	2025	2024
Standby letters of credit	$ 8,724	$ 6,502
Available portion of lines of credit	498,442	488,930
Undisbursed portion of loans in process	69,223	76,424
Commitments to originate loans	165,251	161,482

The Bank uses the same credit policies in making commitments as it does for on-balance-sheet instruments. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include certificates of deposit, property, plant and equipment and income-producing properties. There are no commitments which present an unusual risk to the Bank, and no material losses are anticipated as a result of these transactions.

17. Regulatory Matters

Each of the federal banking agencies have issued substantially similar risk-based and leverage capital rules applicable to U. S. banking organizations. The Federal Reserve has established regulatory capital requirements applicable to bank holding companies such as the Company and the OCC applicable to national associations such as the Bank. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Dividends paid by the Bank are the primary source of funds available to the Company. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities.

Quantitative measures established by OCC regulations to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 risk-based capital (as defined) to average assets and risk-weighted assets (as defined). Management believes, as of December 31, 2025 and 2024, that the Bank met all capital adequacy requirements to which it was subject.

As of December 31, 2025 and 2024, the most recent notification from the OCC categorized the Bank as "well capitalized" under the OCC regulatory classification framework. To be categorized as "well capitalized," the Bank must maintain minimum Total risk-based, Tier 1 risk-based, Tier 1 leverage and common equity Tier 1 ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank's category.

Current capital rules do not establish standards for determining whether a bank holding company is well capitalized. However, for purposes of processing regulatory applications and notices, the Federal Reserve's Regulation Y provides that a bank holding company is considered "well capitalized" if (i) on a consolidated basis, the bank holding company maintains a total risk-based capital ration of 10% or greater; (ii) on a consolidated basis, the bank holding company maintains a Tier 1 risk-based capital ratio of 6.0% or greater; and (iii) the bank holding company is not subject to any written agreement, order, capital directive, or prompt corrective action directive issued by the Federal Reserve to meet and maintain a specific capital level for any capital measure. The Company is considered "well capitalized" under this definition.The following tables present actual and required capital ratios for the Company and the Bank under the Basel III Capital Rules. The minimum required capital amounts presented include the minimum required capital levels as of December 31, 2025 and 2024. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

(dollars in thousands)	Actual		Minimum Capital Required – Basel III Fully Phased-In		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2025						
Company:						
Tier 1 risk-based capital	$ 368,936	12.75 %	$ 246,026	8.50 %	N/A	N/A
Total risk-based capital	458,178	15.83	303,915	10.50	N/A	N/A
Tier 1 leverage capital	368,936	10.72	137,724	4.00	N/A	N/A
Bank:						
Common equity Tier 1 capital	$ 406,337	14.09 %	$ 201,862	7.00 %	$ 187,444	6.50 %
Tier 1 risk-based capital	406,337	14.09	245,119	8.50	230,700	8.00
Total risk-based capital	440,904	15.29	302,793	10.50	288,375	10.00
Tier 1 leverage capital	406,337	11.84	137,312	4.00	171,640	5.00

(dollars in thousands)	Actual		Minimum Capital Required – Basel III Fully Phased-In		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2024						
Company:						
Tier 1 risk-based capital	$ 341,026	11.85 %	$ 244,587	8.50 %	N/A	N/A
Total risk-based capital	430,901	14.97	302,137	10.50	N/A	N/A
Tier 1 leverage capital	341,026	10.17	134,195	4.00	N/A	N/A
Bank:						
Common equity Tier 1 capital	$ 380,777	13.28 %	$ 200,779	7.00 %	$ 186,437	6.50 %
Tier 1 risk-based capital	380,777	13.28	243,803	8.50	229,461	8.00
Total risk-based capital	416,193	14.51	301,168	10.50	286,826	10.00
Tier 1 leverage capital	380,777	11.38	133,833	4.00	167,292	5.00

18. Benefit Plans

401(k) and Profit Sharing Plan

The Company's 401(k) defined contribution plan allows its participants to contribute up to 75% of their pretax earnings on a tax-deferred basis up to the statutory limit. The Company's matching contributions are equal to 100% of the employee's contributions up to 4%, plus 50% of the employee's contributions over 4% but not over 6% of the employee's pay. For the years ended December 31, 2025, 2024 and 2023, the Company made contributions of $1,704,000, $1,638,000 and $1,610,000, respectively, in connection with the plan, which is included in compensation and benefits expense in the accompanying Consolidated Statements of Income.

Employee Stock Ownership Plan

In 2008, the Company established an employee stock ownership plan ("ESOP") for the benefit of all eligible employees of the Company. The leveraged ESOP is accounted for in accordance with the requirements of ASC 718, *Compensation – Stock Compensation.*

Employees of the Bank who have been employed with 500 hours of service during a computation period and who have attained age 21 are eligible to participate in the ESOP. Contributions are being made to the ESOP in amounts necessary to amortize the debt to the Company over a period of 20 years.

Under ASC 718, unearned ESOP shares are not considered outstanding and are shown as a reduction of shareholders' equity as unearned compensation. Dividends on unallocated ESOP shares are considered to be compensation expense. The Company recognizes compensation cost equal to the fair value of the ESOP shares during the periods in which they are committed to be released. To the extent that the fair value of the Company's ESOP shares differs from the cost of such shares, the differential is credited to shareholders' equity. The Company receives a tax deduction equal to the cost of the shares released. As the loan is internally leveraged, the loan receivable from the ESOP to the Company is not reported as an asset nor is the debt of the ESOP shown as a Company liability.

Compensation cost related to the ESOP was $1,416,000, $1,095,000 and $908,000 for the years ended December 31, 2025, 2024 and 2023, respectively. The fair value of the unearned ESOP shares, using the closing quoted market price per share as of year-end, was approximately $5,676,000 and $6,188,000 as of December 31, 2025 and 2024, respectively. A summary of the ESOP share allocation as of December 31, 2025 and 2024 follows.

	2025	2024
Shares allocated, beginning of year	390,847	378,791
Shares allocated during the year	35,707	35,708
Shares distributed during the year	(27,093)	(23,652)
Allocated shares held by ESOP trust as of year end	399,461	390,847
Unallocated shares	98,196	133,903
Total ESOP shares	497,657	524,750

Salary Continuation Agreements

As a supplement to its 401(k) retirement plan, the Bank has entered into nonqualified salary continuation agreements with four executive officers of the Bank. The Bank's 2007 salary continuation agreement with its Chief Executive Officer ("CEO") provides that the executive will receive a stated annual benefit for a period of ten years upon retirement from the Bank. Benefits under the 2007 agreement vested over ten years, with 100% of this benefit having vested in 2017. Also, effective May 20, 2019, the Bank entered into a new salary continuation agreement with its CEO, which will provide the CEO with an additional stated annual benefit for a period of ten years upon his retirement after attaining age 65. The CEO is 100% vested in his normal retirement benefit under the 2019 agreement. In the event of early retirement, the Bank will pay the CEO his vested benefits, in a lump sum on the first day of the month following the separation from service.

On May 23, 2022, the Bank amended the salary continuation agreement with its Chief Risk Officer ("CRO"). The agreement provides that the executive will be entitled to a stated annual benefit, distributed monthly, for a period of ten years upon retirement from the Bank after attaining age 65. Benefits under the agreement became fully vested in August 2019. In the event of early retirement, the Bank shall pay the executive his vested benefits in 120 equal monthly installments upon attaining age 65. In the event of a separation from service within 24 months following a change in control of the Bank prior to reaching age 65, the Bank shall pay the executive officer an amount equal to the greater of (i) his accrued benefits as of the end of the year immediately preceding the separation from service or (ii) a stated amount. This amount will be paid in a lump sum on the first day of the month following the separation from service.

On May 23, 2022, the Bank entered into a salary continuation agreement with its Chief Financial Officer ("CFO"). The agreement provides that the CFO will be entitled to a stated annual benefit, distributed monthly, for a period of ten years upon retirement from the Bank after attaining age 65. The retirement benefits vest over a period of ten years or until the executive officer reaches age 65. In the event of early retirement, the Bank will pay the executive officer his vested benefits in a lump sum on the first day of the month following the separation from service. If the executive has a separation from service within 24 months following a change in control of the Bank prior to reaching age 65, the Bank shall pay the executive officer an amount equal to the greater of (i) his accrued benefits as of the end of the year immediately preceding the separation from service or (ii) a stated amount. This amount will be paid in a lump sum on the first day of the month following the separation from service.

On July 21, 2025, the Bank entered into a salary continuation agreements with its Chief Operations Officer ("COO"), Chief Banking Officer ("CBO") and Chief Administrative Officer ("CAO"). The agreements provide that the executives will be entitled to a stated annual benefit, distributed monthly, for a period of ten years upon retirement from the Bank after attaining age 67. The retirement benefits vest over a period of ten years or until the executive officer reaches age 67. In the event of early retirement, the Bank will pay the executive officer his or her vested benefits in a lump sum on the first day of the month following the separation from service. If the executive has a separation from service within 24 months following a change in control of the Bank prior to reaching age 67, the Bank shall pay the executive officer an amount equal to the greater of (i) his or her accrued benefits as of the end of the year immediately preceding the separation from service or (ii) a stated amount. This amount will be paid in a lump sum on the first day of the month following the separation from service.

Britton & Koontz Capital Corporation had two salary continuation agreements funded in the amount of $465,000 at the time of acquisition in February 2014. Former executives of Britton & Koontz Capital Corporation or their beneficiaries are being paid over 15 years from the time of acquisition in February 2014. Louisiana Bancorp, Inc. also had two salary continuation agreements funded in the amount of $1,200,000 at the time of acquisition in September 2015. The Bank completed the payout to the former executives of Louisiana Bancorp, Inc. or their beneficiary in 2025. SMB had a salary continuation agreement for an executive officer related to its acquisition of American Bank in 2007. The former executive of American Bank or his beneficiaries are being paid $358,000 over 14 years from the time of the SMB acquisition in December 2017.

The Company had an outstanding liability totaling $3,024,000 and $2,947,000 as of December 31, 2025 and 2024, respectively, in connection with the agreements, which is included in accrued interest payable and other liabilities in the accompanying statements of financial condition.

19. Stock-based Payment Arrangements

The Company's shareholders approved the 2009 Stock Option Plan (the "SOP") and the 2009 Recognition and Retention Plan (the "RRP") on May 12, 2009 to provide incentives and awards for directors, officers, and other key employees of the Company and its subsidiary. A maximum of 892,687 shares of Company common stock were reserved for issuance upon the exercise of options granted under the SOP. A total of 357,075 shares of the Company's outstanding common stock, or 4% of total shares outstanding at the time the RRP was implemented, were approved for restricted stock awards under the RRP. The SOP and RRP expired February 2019. Expiration of the SOP and RRP did not affect any unvested options or awards granted. On May 6, 2014, the Company's shareholders approved the 2014 Equity Incentive Plan (the "2014 Plan"). The 2014 Plan authorizes the granting of stock options, restricted stock units and other awards to directors, officers and other key employees. An aggregate of 350,000 shares of our common stock was reserved for issuance pursuant to awards under the 2014 Plan. The 2014 Plan expired on May 6, 2024. On May 5, 2021, the Company's shareholders approved the 2021 Equity Incentive Plan (the "2021 Plan"). The 2021 Plan authorizes the granting of stock options, restricted stock units and other awards to directors, officers and other key employees. An aggregate of 435,000 shares of our common stock was reserved for issuance pursuant to awards under the 2021 Plan. These plans are administered by a committee appointed by the Board of Directors, which selects persons eligible to receive awards and determines the number of shares and/or options subject to each award, the terms, conditions and other provisions of the awards. In accordance with ASC 718, the Company adopted a fair value based method of accounting for employee stock compensation plans, whereby compensation cost is measured as of the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

Stock Option Plans

The Company has issued stock options under the SOP and the 2014 Plan to directors, officers and other key employees. The option exercise price cannot be less than the fair value of the underlying common stock as of the date of the option grant and the maximum option term cannot exceed ten years. All stock options granted have been issued with vesting periods of five years with accelerated vesting provided under certain circumstances. As of December 31, 2025, options to acquire an aggregate of 76,186 shares were outstanding under the SOP and the 2014 Plan. The Company has not granted stock options to directors, officers and other key employees since 2022 under the approved equity incentive plans.

As of December 31, 2025, there was $34,000 of unrecognized compensation cost related to stock options which is expected to be recognized over a period of 0.6 years.

For the years ended December 31, 2025, 2024 and 2023, the Company recognized $77,000, $104,000 and $144,000, respectively, in compensation cost related to stock options, which is included in compensation and benefits expense in the accompanying consolidated statements of income.

The following table represents stock option activity for the years indicated.

Options	Number of Options	Weighted-Average Exercise Price	Weighted-Average Grant Date Fair Value	Weighted-Average Remaining Contractual Term (Years)
Outstanding as of December 31, 2022	181,383	$ 32.64	$ 6.95	
Granted	—	—	—	
Exercised	(20,816)	26.31	5.58	
Forfeited	(3,880)	34.33	7.61	
Outstanding as of December 31, 2023	156,687	$ 33.34	$ 7.09	4.9
Granted	—	—	—	
Exercised	(37,820)	31.85	6.48	
Forfeited	(900)	44.14	10.16	
Outstanding as of December 31, 2024	117,967	$ 33.85	$ 7.29	4.1
Granted	—	—	—	
Exercised	(34,274)	31.78	6.55	
Forfeited	(7,507)	30.28	6.49	
Outstanding as of December 31, 2025	76,186	$ 35.14	$ 7.70	3.7
Exercisable as of December 31, 2023	117,870	$ 33.54	$ 6.97	4.3
Exercisable as of December 31, 2024	97,504	$ 33.90	$ 7.11	3.7
Exercisable as of December 31, 2025	68,237	$ 34.84	$ 7.43	3.4

Restricted Stock Plans

The Company has issued restricted stock under the RRP to directors, officers and other key employees. During 2009, the Company purchased in the open market all shares required to fund the RRP at an average cost of $11.81 per share. As of December 31, 2025, no shares were outstanding under the RRP Plan.

Awards under the RRP, 2014 and the 2021 Plan may not be sold or otherwise transferred until certain restrictions have lapsed. The unearned compensation related to these awards is amortized to compensation expense over the 5-year vesting period. The total share-based compensation expense for these awards is determined based on the market price of the Company's common stock as of the date of grant applied to the total number of shares granted and is amortized over the vesting period. As of December 31, 2025, unearned share-based compensation associated with these awards totaled $3,741,000 with a weighted average remaining life of 3.1 years.

For the years ended December 31, 2025, 2024 and 2023, the Company recognized $1,320,000, $1,017,000 and $762,000, respectively, in compensation cost related to restricted stock and restricted stock units, which is included in compensation and benefits expense in the accompanying consolidated statements of income.

The following table represents unvested restricted stock activity for the years indicated.

Restricted Stock	Number of Shares	Weighted-Average Grant Date Fair Value
Balance, December 31, 2022	74,062	$ 34.58
Granted	45,065	30.37
Forfeited	(6,375)	32.88
Released	(19,814)	35.04
Balance, December 31, 2023	92,938	$ 32.55
Granted	46,800	37.52
Forfeited	(340)	32.06
Released	(25,156)	32.66
Balance, December 31, 2024	114,242	$ 34.56
Granted	35,795	51.32
Forfeited	—	—
Released	(34,160)	34.05
Balance, December 31, 2025	115,877	$ 39.89

20. Earnings Per Share

Earnings per common share was computed based on the following:

	Years Ended December 31,		
(dollars in thousands, except per share data)	2025	2024	2023
Numerator:			
Income applicable to common shares	$ 46,062	$ 36,427	$ 40,240
Denominator:			
Weighted average common shares outstanding	7,773	7,956	8,028
Effect of dilutive securities:			
Restricted stock	43	26	15
Stock options	30	23	22
Weighted average common shares outstanding - assuming dilution	7,846	8,005	8,065
Earnings per common share	$ 5.93	$ 4.58	$ 5.02
Earnings per common share - assuming dilution	$ 5.87	$ 4.55	$ 4.99

Options on 11,700, 69,337 and 111,234 shares of common stock were not included in computing diluted earnings per share for the years ended December 31, 2025, 2024 and 2023, respectively, because the effect of these shares was anti-dilutive.

21. Related Party Transactions

Certain directors and officers of the Company are customers of the Company. Loan transactions with directors, officers and employees are made on the same terms as those prevailing at the time for comparable loans to other persons. A summary of related party loan activity during 2025 and 2024 follows.

(dollars in thousands)	2025	2024
Balance, beginning of year	$ 11,337	$ 12,143
New loans	1,017	498
Change in related parties, net	—	448
Repayments, net	(2,202)	(1,752)
Balance, end of year	$ 10,152	$ 11,337

None of the related party loans were identified as impaired or exceeded 5% of shareholders' equity for the years ended 2025 or 2024.

Related party deposits totaled $11,484,000 and $8,527,000 as of December 31, 2025 and 2024, respectively.

22. Fair Value Measurements and Disclosures

The Company values its financial assets and liabilities measured at fair value in three levels as required by ASC 820, *Fair Value Measurements and Disclosures*. Under this guidance, fair value is based on the assumptions market participants would use when pricing the asset or liability and establishes a fair value hierarchy that prioritizes the inputs used to develop those assumptions and measure fair value. The hierarchy requires companies to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

• Level 1 – Quoted prices in active markets for identical assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

An asset's or liability's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Management reviews and updates the fair value hierarchy classifications of the Company's assets and liabilities quarterly.

Recurring Basis

Investment Securities Available for Sale

Fair values of investment securities available for sale are primarily measured using information from a third-party pricing service. This pricing service provides pricing information by utilizing evaluated pricing models supported with market data information. Standard inputs include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers, and reference data from market research publications. If quoted prices are available in an active market, investment securities are classified as Level 1 measurements. If quoted prices are not available in an active market, fair values are estimated primarily by the use of pricing models. Level 2 investment securities are primarily comprised of mortgage-backed securities issued by government agencies and U.S. government-sponsored enterprises. In certain cases, where there is limited or less transparent information provided by the Company's third-party pricing service, fair value is estimated by the use of secondary pricing services or through the use of non-binding third-party broker quotes. Investment securities are classified within Level 3 when little or no market activity supports the fair value.

Management primarily identifies investment securities which may have traded in illiquid or inactive markets by identifying instances of a significant decrease in the volume and frequency of trades, relative to historical levels, as well as instances of a significant widening of the bid-ask spread in the brokered markets. Investment securities that are deemed to have been trading in illiquid or inactive markets may require the use of significant unobservable inputs. For example, management may use quoted prices for similar investment securities in the absence of a liquid and active market for the investment securities being valued. As of December 31, 2025, management did not make adjustments to prices provided by the third-party pricing service as a result of illiquid or inactive markets.

Derivative Assets and Liabilities

The fair value of these derivative financial instruments is obtained from a third-party pricing service that uses widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. The analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves and implied volatilities. The fair values of interest rate swaps are determined using the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts). The variable cash payments (or receipts) are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The Company has determined that its derivative valuations are classified in Level 2 of the fair value hierarchy.

The following tables present the balances of assets and liabilities measured on a recurring basis as of December 31, 2025 and 2024 aggregated by the level in the fair value hierarchy in which these measurements fall.

(dollars in thousands)	December 31, 2025		Level 1		Level 2		Level 3
Assets							
Available for sale securities:							
U.S. agency mortgage-backed	$	267,650	$	—	$	267,650	$	—
Collateralized mortgage obligations		60,327		—		60,327		—
Municipal bonds		48,147		—		48,147		—
U.S. government agency		11,003		—		11,003		—
Corporate bonds		4,321		—		4,321		—
Total available for sale securities	$	391,448	$	—	$	391,448	$	—
Derivative assets[1]	$	1,311	$	—	$	1,311	$	—
Total	$	392,759	$	—	$	392,759	$	—
Liabilities							
Derivative liabilities[1]	$	294	$	—	$	294	$	—

(dollars in thousands)	December 31, 2024		Level 1		Level 2		Level 3
Assets							
Available for sale securities:							
U.S. agency mortgage-backed	$	261,873	$	—	$	261,873	$	—
Collateralized mortgage obligations		71,389		—		71,389		—
Municipal bonds		45,829		—		45,829		—
U.S. government agency		17,128		—		17,128		—
Corporate bonds		6,573		—		6,573		—
Total available for sale securities	$	402,792	$	—	$	402,792	$	—
Derivative assets[1]	$	3,267	$	—	$	3,267	$	—
Total	$	406,059	$	—	$	406,059	$	—
Liabilities							
Derivative liabilities[1]	$	42	$	—	$	42	$	—

[1] For more information, refer to Note 14.

Nonrecurring Basis

The Company records loans individually evaluated for impairment at fair value on a nonrecurring basis. A loan is considered impaired if it is probable the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Fair value is measured at the fair value of the collateral for collateral-dependent loans. For non-collateral-dependent loans, fair value is measured by present valuing expected future cash flows. Impaired loans are classified as Level 3 assets when measured using appraisals from third parties of the collateral less any prior liens and when there is no observable market price.

Foreclosed assets and ORE are also recorded at fair value on a nonrecurring basis. Foreclosed assets are initially recorded at fair value less estimated costs to sell. ORE is recorded at the lower of its net book value or fair value at the date of transfer to ORE. The fair value of foreclosed assets and ORE is based on property appraisals and an analysis of similar properties available. As such, the Company classifies foreclosed and ORE assets as Level 3 assets.

The Company has segregated all financial assets and liabilities that are measured at fair value on a nonrecurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date in the tables below.

		Fair Value Measurements Using		
(dollars in thousands)	December 31, 2025	Level 1	Level 2	Level 3
Assets				
Individually evaluated loans	$ 4,941	$ —	$ —	$ 4,941
Foreclosed assets and ORE	1,929	—	—	1,929
Total	$ 6,870	$ —	$ —	$ 6,870

		Fair Value Measurements Using		
(dollars in thousands)	December 31, 2024	Level 1	Level 2	Level 3
Assets				
Individually evaluated loans	$ 4,524	$ —	$ —	$ 4,524
Foreclosed assets and ORE	2,010	—	—	2,010
Total	$ 6,534	$ —	$ —	$ 6,534

The following tables show significant unobservable inputs used in the fair value measurement of Level 3 assets.

(dollars in thousands)	Fair Value	Valuation Technique	Unobservable Inputs	Range of Discounts	Weighted Average Discount
As of December 31, 2025					
Loans individually evaluated for impairment	$ 4,941	Third party appraisals and discounted cash flows	Collateral values, market discounts and estimated costs to sell	0% - 100%	20 %
Foreclosed assets and ORE	$ 1,929	Third party appraisals, sales contracts, broker price opinions	Collateral values, market discounts and estimated costs to sell	0% - 43%	22 %

(dollars in thousands)	Fair Value	Valuation Technique	Unobservable Inputs	Range of Discounts	Weighted Average Discount
As of December 31, 2024					
Loans individually evaluated for impairment	$ 4,524	Third party appraisals and discounted cash flows	Collateral values, market discounts and estimated costs to sell	0% - 100%	9 %
Foreclosed assets and ORE	$ 2,010	Third party appraisals, sales contracts, broker price opinions	Collateral values, market discounts and estimated costs to sell	19% - 69%	23 %

ASC 820, *Fair Value Measurements and Disclosures*, requires the disclosure of each class of financial instruments for which it is practicable to estimate. The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. ASC 820 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial statement element. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates included herein are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the fair value of assets and liabilities that are not required to be recorded or disclosed at fair value like premises and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

- The carrying value of cash and cash equivalents and interest-bearing deposits in banks approximate their fair value.

- The fair value for investment securities is determined from quoted market prices when available. If a quoted market price is not available, fair value is estimated using third party pricing services or quoted market prices of securities with similar characteristics.

- The carrying value of mortgage loans held for sale approximates their fair value.

- The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturity.

- The cash surrender value of BOLI approximates its fair value.

- The fair value of customer deposits, excluding certificates of deposit, is the amount payable on demand. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

- The fair value of subordinated debt is estimated based on current market rates on similar debt in the market.

- The fair value of other borrowings and FHLB advances is estimated by discounting the future cash flows using the rates currently offered for borrowings of similar maturities.

- The fair value of derivative assets and liabilities are obtained from a third-party pricing service that uses the market standard methodology of netting the discounted future fixed cash receipts (or payments) and the discounted expected variable cash payments (or receipts).

The fair value of off-balance sheet financial instruments as of December 31, 2025 and 2024 was immaterial.

| (dollars in thousands) | Carrying Amount | Fair Value Measurements at December 31, 2025 | | | |
		Total	Level 1	Level 2	Level 3
Financial Assets					
Cash and cash equivalents	$ 141,605	$ 141,605	$ 141,605	$ —	$ —
Investment securities available for sale	391,448	391,448	—	391,448	—
Investment securities held to maturity	1,065	1,066	—	1,066	—
Mortgage loans held for sale	1,558	1,558	—	1,558	—
Loans, net	2,710,881	2,728,477	—	2,723,536	4,941
Cash surrender value of BOLI	49,557	49,557	49,557	—	—
Derivative assets[1]	1,311	1,311	—	1,311	—
Financial Liabilities					
Deposits	$ 2,972,806	$ 2,971,389	$ 2,167,183	$ 804,206	$ —
Other borrowings	—	—	—	—	—
Subordinated debt, net of issuance cost	54,675	54,520	—	54,520	—
Short-term FHLB advances	—	—	—	—	—
Long-term FHLB advances	3,024	3,012	—	3,012	—
Derivative liabilities[1]	294	294	—	294	—

(dollars in thousands)	Carrying Amount	Fair Value Measurements at December 31, 2024			
		Total	Level 1	Level 2	Level 3
Financial Assets					
Cash and cash equivalents	$ 98,548	$ 98,548	$ 98,548	$ —	$ —
Investment securities available for sale	402,792	402,792	—	402,792	—
Investment securities held to maturity	1,065	1,065	—	1,065	—
Mortgage loans held for sale	832	832	—	832	—
Loans, net	2,685,269	2,617,254	—	2,612,730	4,524
Cash surrender value of BOLI	48,421	48,421	48,421	—	—
Derivative assets[1]	3,267	3,267	—	3,267	—
Financial Liabilities					
Deposits	$ 2,780,696	$ 2,778,056	$ 2,046,779	$ 731,277	$ —
Other borrowings	5,539	5,528	—	5,528	—
Subordinated debt, net of issuance cost	54,459	49,563	—	49,563	—
Short-term FHLB advances	137,220	137,220	137,220	—	—
Long-term FHLB advances	38,326	38,111	—	38,111	—
Derivative liabilities[1]	42	42	—	42	—

[1] Derivative assets and liabilities are reported at fair value in accrued interest receivable and other assets and accrued interest payable and other liabilities, respectively, in the Consolidated Statements of Financial Condition.

23. Condensed Parent Company Only Financial Statements

Condensed financial statements of Home Bancorp, Inc. (parent company only) are shown below. The parent company has no significant operating activities.

Condensed Balance Sheets

For the Years Ended December 31, 2025 and 2024

(dollars in thousands)	2025	2024
Assets		
Cash in bank	$ 6,680	$ 5,295
Investment in subsidiary	472,495	435,839
Other assets	10,678	9,488
Total assets	$ 489,853	$ 450,622
Liabilities		
Subordinated debt, net of issuance cost	$ 54,675	$ 54,459
Other liabilities	84	75
Total liabilities	$ 54,759	$ 54,534
Shareholders' equity	435,094	396,088
Total liabilities and shareholders' equity	$ 489,853	$ 450,622

Condensed Statements of Income

For the Years Ended December 31, 2025, 2024 and 2023

(dollars in thousands)		2025		2024		2023
Operating income						
Dividend from subsidiary	$	26,000	$	13,000	$	15,000
Total operating income		26,000		13,000		15,000
Operating expenses						
Other expenses		436		369		340
Total operating expenses		436		369		340
Interest expense						
Subordinated debt expense		3,379		3,381		3,390
Total interest expense		3,379		3,381		3,390
Income before income tax benefit and equity in undistributed earnings of subsidiary		22,185		9,250		11,270
Income tax benefit		801		788		783
Income before equity in undistributed earnings of subsidiary		22,986		10,038		12,053
Undistributed earnings of subsidiary		23,076		26,389		28,187
Net income	$	46,062	$	36,427	$	40,240

Condensed Statements of Cash Flows

For the Years Ended December 31, 2025, 2024 and 2023

(dollars in thousands)		2025		2024		2023
Cash flows from operating activities						
Net income	$	46,062	$	36,427	$	40,240
Adjustments to reconcile net income to net cash provided by operating activities:						
Non-cash compensation		1,980		1,643		1,468
Amortization of subordinated debt issuance cost		216		218		228
Increase in accrued interest receivable and other assets		(1,190)		(1,281)		(558)
Undistributed earnings in subsidiary		(23,076)		(26,389)		(28,187)
Decrease in accrued expenses and other liabilities		9		40		—
Net cash provided by operating activities		24,001		10,658		13,191
Cash flows from financing activities						
Proceeds from exercise of stock options		87		130		102
Payment of dividends on common stock		(8,988)		(8,189)		(8,222)
Issuance of stock under incentive plan		640		886		329
Purchase of Company's common stock		(14,355)		(4,774)		(5,259)
Net cash used in financing activities		(22,616)		(11,947)		(13,050)
Net change in cash and cash equivalents		1,385		(1,289)		141
Cash and cash equivalents at beginning of year		5,295		6,584		6,443
Cash and cash equivalents at end of year	$	6,680	$	5,295	$	6,584

24. Consolidated Quarterly Results of Operations (unaudited)

(dollars in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2025				
Total interest income	$ 47,201	$ 48,629	$ 49,222	$ 48,720
Total interest expense	15,452	15,278	15,116	14,672
Net interest income	31,749	33,351	34,106	34,048
Provision (reversal) for loan losses	394	489	(229)	480
Net interest income after provision for loan losses	31,355	32,862	34,335	33,568
Noninterest income	4,009	3,716	3,738	3,998
Noninterest expense	21,579	22,407	22,531	23,046
Income before income taxes	13,785	14,171	15,542	14,520
Income tax expense	2,821	2,841	3,185	3,109
Net income	$ 10,964	$ 11,330	$ 12,357	$ 11,411
Earnings per share – basic	$ 1.38	$ 1.47	$ 1.60	$ 1.48
Earnings per share – diluted	$ 1.37	$ 1.45	$ 1.59	$ 1.46
Year Ended December 31, 2024				
Total interest income	$ 44,126	$ 45,458	$ 47,379	$ 47,804
Total interest expense	15,225	16,065	16,997	16,218
Net interest income	28,901	29,393	30,382	31,586
Provision for loan losses	141	1,261	140	873
Net interest income after provision for loan losses	28,760	28,132	30,242	30,713
Noninterest income	3,549	3,755	3,692	3,629
Noninterest expense	20,868	21,808	22,258	22,355
Income before income taxes	11,441	10,079	11,676	11,987
Income tax expense	2,242	1,961	2,239	2,314
Net income	$ 9,199	$ 8,118	$ 9,437	$ 9,673
Earnings per share – basic	$ 1.15	$ 1.02	$ 1.19	$ 1.22
Earnings per share – diluted	$ 1.14	$ 1.02	$ 1.18	$ 1.21
Year Ended December 31, 2023				
Total interest income	$ 38,115	$ 40,071	$ 42,078	$ 43,399
Total interest expense	6,520	9,765	12,569	14,117
Net interest income	31,595	30,306	29,509	29,282
Provision for loan losses	814	511	351	665
Net interest income after provision for loan losses	30,781	29,795	29,158	28,617
Noninterest income	3,311	3,448	4,399	3,478
Noninterest expense	19,940	20,959	21,338	20,604
Income before income taxes	14,152	12,284	12,219	11,491
Income tax expense	2,832	2,503	2,465	2,106
Net income	$ 11,320	$ 9,781	$ 9,754	$ 9,385
Earnings per share – basic	$ 1.40	$ 1.22	$ 1.22	$ 1.18
Earnings per share – diluted	$ 1.39	$ 1.21	$ 1.22	$ 1.17

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.**

Not applicable.

Item 9A.   **Controls and Procedures.**

Evaluation of Disclosure Controls and Procedures

Our management evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) as of December 31, 2025. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and regulations and are operating in an effective manner.

Management's Report on Internal Control over Financial Reporting

The management of Home Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's Chief Executive Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with the accounting principles generally accepted in the United States of America. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended.

The Company's internal control systems are designed to ensure that transactions are properly authorized and recorded in the financial records and to safeguard assets from material loss or misuse. Such assurance cannot be absolute because of inherent limitations in any internal control system.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 based on the criteria for effective internal control established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. Based on the assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2025. Our independent registered public accountants have issued an audit report on the Company's internal control over financial reporting. This report appears at the beginning of Item 8. Financial Statements and Supplementary Data.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934) occurred during the fourth fiscal quarter of 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   **Other Information.**

During the fiscal quarter ended December 31, 2025, none of our directors or "officers" (as such term is defined in Rule 16a-1(f)) under the Exchange Act) adopted, terminated or modified a Rule 10b5-1 trading arrangement or a non-Rule 10b5-1 trading arrangement.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.**

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required herein is incorporated by reference from the information contained in the sections captioned "Information with Respect to Nominees for Director, Continuing Directors and Executive Officers" and "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management – Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive proxy statement to be filed with the SEC for the 2026 Annual Meeting of Shareholders expected to be held in May 2026 (the "Proxy Statement").

The Company has adopted a Code of Conduct and Ethics that applies to its principal executive officer and principal financial officer, as well as other officers and employees of the Company and the Bank. A copy of the Code of Ethics is available on the Company's website at *www.home24bank.com*.

The information required herein with respect to the Company's insider trading policy is incorporated by reference from the information contained in the section captioned "Code of Conduct and Ethics and Insider trading Policy" in the Proxy Statement.

Item 11. Executive Compensation.

The information required herein with respect to the executive compensation and management is incorporated by reference from the information contained in the sections captioned "Management Compensation" in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Equity Compensation Plan Information. The following table provides information as of December 31, 2025 with respect to shares of common stock that may be issued under our existing equity compensation plans, which consist of the 2009 Stock Option Plan, 2009 Recognition and Retention Plan, the 2014 Equity Incentive Plan and the 2021 Equity Incentive Plan, each of which was approved by our shareholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	192,063	(1) $	35.14	(1)	278,664
Equity compensation plans not approved by security holders	—		—		—
Total	192,063	$	35.14		278,664

(1)   Includes 115,877 restricted share units which were not vested as of December 31, 2025. The weighted-average exercise price excludes such restricted stock grants.

The information required herein is incorporated by reference from the information contained in the section captioned "Beneficial Ownership of Common Stock by Certain Beneficial Owners and Management" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions and Director Independence.

The information required herein is incorporated by reference from the information contained in the sections captioned "Management Compensation – Related Party Transactions" and "Information with Respect to Nominees for Director, Continuing Directors and Executive Officers" in the Proxy Statement.

Item 14. Principal Accounting Fees and Services.

The information required herein is incorporated by reference from the information contained in the sections captioned "Ratification of Appointment of Independent Registered Public Accounting Firm" in the Proxy Statement.

PART IV

Item 15.   **Exhibits and Financial Statement Schedules.**

(a)   (1) The following financial statements are incorporated by reference from Item 8 hereof:

Report of Independent Registered Public Accounting Firm (Wipfli LLP, Atlanta, Georgia, PCAOB Firm ID 344)

Consolidated Statements of Financial Condition

Consolidated Statements of Income

Consolidated Statements of Comprehensive Income

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

(2) All schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(3) Exhibits

The following exhibits are filed as part of this Form 10-K and this list includes the Exhibit Index.

No.	Description	Location
3.1	Articles of Incorporation of Home Bancorp, Inc.	(1)
3.2	Amended and Restated Bylaws of Home Bancorp, Inc.	(2)
4.1	Form of Stock Certificate of Home Bancorp, Inc.	(1)
4.2	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	(3)
4.3	Indenture, dated June 30, 2022, by and between Home Bancorp, Inc. and UMB Bank, National Association, as trustee.	(4)
4.4	Forms of 5.75% Fixed-to-Floating Rate Definitive Subordinated Note due 2032	(5)
10.1	2005 Directors' Deferral Plan*	(6)
10.2	Amended and Restated Employment Agreement by and between Home Bank and John W. Bordelon*	(7)
10.3	Amended and Restated Employment Agreement by and between Home Bancorp, Inc. and John W. Bordelon*	(7)
10.4	Amended and Restated Employment Agreement by and between Home Bank and Darren E. Guidry*	(7)
10.6	Home Bancorp, Inc. 2009 Stock Option Plan*	(8)
10.7	Home Bancorp, Inc. 2014 Equity Incentive Plan*	(9)
10.8	Home Bancorp, Inc. 2021 Equity Incentive Plan*	(11)
10.9	Amended and Restated Salary Continuation Agreement by and between Home Bank and John W. Bordelon*	(7)
10.10	Amended and Restated Salary Continuation Agreement by and between Home Bank and Darren E. Guidry*	(7)
10.11	Salary Continuation Agreement by and between Home Bank and John W. Bordelon*	(7)
10.12	Amendment to the Amended and Restated Employment Agreement between Home Bancorp, Inc. and John W. Bordelon*	(10)
10.13	Amendment to the Amended and Restated Employment Agreement between Home Bank, N.A. and John W. Bordelon*	(10)

No.	Description	Location
10.14	Amendment to the Amended and Restated Employment Agreement between Home Bank, N.A. and Darren E. Guidry*	(10)
10.15	Employment Agreement between Home Bank, N.A. and David T. Kirkley*	(12)
10.16	Amendment to the Employment Agreement between Home Bank, N.A. and David T. Kirkley*	(10)
10.17	Amendment to the Amended and Restated Salary Continuation Agreement between Home Bank, N.A. and Darren E. Guidry*	(13)
10.18	Salary Continuation Agreement by and between Home Bank and David T. Kirkley*	(13)
10.19	Amendment to the Amended and Restated Employment Agreement between Home Bancorp, Inc. and John W. Bordelon*	(16)
10.20	Amendment to the Amended and Restated Employment Agreement between Home Bank, N.A. and John W. Bordelon*	(16)
10.21	Amendment to the Amended and Restated Employment Agreement between Home Bank, N.A. and Darren E. Guidry*	(16)
10.22	Amended Employment Agreement between Home Bank, N.A. and David T. Kirkley*	(16)
10.23	Employment Agreement between Home Bank, N.A. and Mark C. Herpin*	(16)
10.24	Employment Agreement between Home Bank, N.A. and Natalie B. Lemoine*	(16)
10.25	Employment Agreement between Home Bank, N.A. and John J. Zollinger, IV*	(16)
10.26	Salary Continuation Agreement by and between Home Bank and Mark C. Herpin*	(17)
10.27	Salary Continuation Agreement by and between Home Bank and Natalie B. Lemoine*	(17)
10.28	Salary Continuation Agreement by and between Home Bank and John J. Zollinger, IV	(17)
19.1	Insider Trading Policy	(15)
23.1	Consent of Wipfli LLP	Filed herewith
31.1	Rule 13(a)-14(a) Certification of the Chief Executive Officer	Filed herewith
31.2	Rule 13(a)-14(a) Certification of the Chief Financial Officer	Filed herewith
32.1	Section 1350 Certification	Filed herewith
97.1	Clawback Policy	(14)
101.INS	XBRL Instance Document	
101.SCH	XBRL Taxonomy Extension Schema Document	
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document	
101.LAB	XBRL Taxonomy Extension Label Linkbase Document	
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document	
101.DEF	XBRL Taxonomy Extension Definitions Linkbase Document	

---

* Denotes a management contract or compensatory plan or arrangement.

(1) Incorporated by reference from the exhibit included in Home Bancorp's registration statement on Form S-1, filed June 6, 2008 (SEC File No. 333-151492).

(2) Incorporated by reference from the exhibit included in the Company's Annual Report on From 10-K for the year ended December 31, 2022 and filed March 9, 2023 (SEC File No 0001-34190)

(3) Incorporated by reference from the exhibit 4.2 included in the Company's Annual Report on Form 10-K for the year ended December 31, 2019 and filed March 12, 2020 (SEC File No. 001-34190).

(4) Incorporated by reference from Exhibit 4.1 included in Home Bancorp's Current Report on Form 8-K, dated as of June 30, 2022 and filed July 1, 2022 (SEC File No. 001-34190).

(5) Incorporated by reference from Exhibits 4.2 and 4.3 included in Home Bancorp's registration statement on Form S-4 dated as of August 12, 2022 and filed August 12, 2022 (SEC File No. 333-266819).

(6) Incorporated by reference from the exhibit included in the Company's Current Report on Form 8-K, dated as of December 22, 2008 and filed December 29, 2008 (SEC File No. 001-34190).

(7) Incorporated by reference from the exhibit included in the Company's Current Report on Form 8-K, dated as of May 20, 2019 and filed May 24, 2019 (SEC File No. 001-34190).

(8) Incorporated by reference from Appendix A to Home Bancorp's definitive proxy statement filed April 1, 2009 (SEC File No. 001-34190) and included in Form S-8, filed June 23, 2009 (SEC File No. 333-160155).

(9) Incorporated by reference from Appendix A to Home Bancorp's definitive proxy statement filed April 3, 2014 (SEC File No. 001-34190)

(10) Incorporated by reference from the exhibit included in the Company's Current Report on Form 8-K, dated as of May 20, 2024, and filed May 22, 2024 (SEC File No. 001-34190).

(11) Incorporated by reference from Appendix A to Home Bancorp's definitive proxy statement filed March 26, 2021 (SEC File No. 001-34190)

(12) Incorporated by reference from the exhibit included in the Company's Current Report on Form 8-K, dated as of May 20, 2021 and filed May 20, 2021 (SEC File No. 001-34190)

(13) Incorporated by reference from the exhibit included in the Company's Current Report on Form 8-K, dated as of May 25, 2022 and filed May 25, 2022 (SEC File No. 001-34190)

(14) Incorporated by reference from the exhibit included in the Company's Annual Report on From 10-K for the year ended December 31, 2023 and filed March 5, 2024 (SEC File No 0001-34190)

(15) Incorporated by reference from the exhibit 19.1 included in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 and filed March 12, 2025 (SEC File No. 001-34190).

(16) Incorporated by reference from the exhibit included in the Company's Current Report on Form 8-K, dated as of May 20, 2025 and filed May 20, 2025 (SEC File No. 001-34190).

(17) Incorporated by reference from the exhibit included in the Company's Current Report on Form 8-K, dated as of July 23, 2025 and filed July 23, 2025 (SEC File No. 001-34190).

(b) Exhibits

The exhibits listed under (a)(3) of this Item 15 are filed herewith.

(c) Reference is made to (a)(2) of this Item 15.

Item 16.   Form 10-K Summary

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOME BANCORP, INC.

March 6, 2026

By: /s/ John W. Bordelon
_____

John W. Bordelon
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Name	Title	Date
/s/ John W. Bordelon John W. Bordelon	John W. Bordelon Chairman of the Board, President and Chief Executive Officer	March 6, 2026
/s/ J. Scott Ballard J. Scott Ballard	Director	March 6, 2026
/s/ Paul J. Blanchet, III Paul J. Blanchet, III	Director, Chairman of Audit Committee	March 6, 2026
/s/ Daniel G. Guidry Daniel G. Guidry	Director	March 6, 2026
/s/ Chris P. Rader Chris P. Rader	Director	March 6, 2026
/s/ Ann F. Trappey Ann F. Trappey	Director	March 6, 2026
/s/ Donald W. Washington Donald W. Washington	Director	March 6, 2026
/s/ David T. Kirkley David T. Kirkley	Senior Executive Vice President and Chief Financial Officer	March 6, 2026
/s/ Mary H. Hopkins Mary H. Hopkins	Home Bank Senior Vice President and Director of Financial Management	March 6, 2026

Board of Directors

John W. Bordelon
Chairman, President & Chief Executive Officer

Daniel G. Guidry
Secretary

J. Scott Ballard

Paul J. Blanchet, III

Chris P. Rader

Ann Forte Trappey

Donald W. Washington

Executive Officers

John W. Bordelon
Chairman, President & Chief Executive Officer

Darren E. Guidry
Senior Executive Vice President & Chief Risk Officer

Mark C. Herpin
Senior Executive Vice President & Chief Operations Officer

David T. Kirkley
Senior Executive Vice President & Chief Financial Officer

Natalie B. Lemoine
Senior Executive Vice President & Chief Administrative Officer

John J. Zollinger, IV
Senior Executive Vice President & Chief Banking Officer

Main Office

503 Kaliste Saloom Road | Lafayette, LA 70508
337.237.1960

Mailing Address

P.O. Box 81459 | Lafayette, LA 70598-1459
home24bank.com

Shareholder Information

Shareholders, investors, and analysts interested in corporate information may contact David T. Kirkley, Chief Financial Officer of Home Bancorp, Inc.

David T. Kirkley, CFO
Home Bancorp, Inc.
P.O. Box 81459
Lafayette, LA 70598-1459
337.237.1960
investor@home24bank.com

Annual Meeting

The annual shareholders meeting will be held on Tuesday, May 12, 2026, at 10:00 a.m. at Petroleum Club of Lafayette.

Registrar Agent

Computershare Shareholder Services
150 Royall Street, Suite 101
Canton, MA 02021
800.368.5948
computershare.com

Information about Home Bancorp, Inc. and Home Bank may be obtained on our website at home24bank.com. Investors interested in stock quotes, news releases, SEC filings and other corporate information may click on the Investor Relations link on our website.



















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